Exhibit 1

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated financial statements as of December 31, 2021 and 2020,

and for the years ended December 31, 2021 and 2020

Av. Ejército Nacional 843-B	Tel: +55 5283 1300
Antara Polanco	Fax: +55 5283 1392
11520 Mexico, D.F.	ey.com/mx

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders of

Vista Oil & Gas, S.A.B. de C.V.

Opinion

We have audited the accompanying consolidated financial statements of Vista Oil & Gas, S.A.B. de C.V. and its subsidiaries (“the Company” or “the Group”), which comprise the consolidated statement of financial position as at 31 December 2021, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Vista Oil & Gas, S.A.B. de C.V. and its subsidiaries as at 31 December 2021 and their consolidated financial performance and their consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (“ISA”). Our responsibilities under those standards are described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (“IESBA Code”) and the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico in accordance with the Código de Ética Profesional del Instituto Mexicano de Contadores Públicos (“IMCP Code”), and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Impairment assessment in the value of long-lived assets

Description of the key audit matter

As at 31 December, 2021, the net carrying amount of property, plant and equipment, other intangible assets and goodwill (“long-lived assets) is US$ 1,256,276 thousands. Notes 2.4.2, 3.2.1, 3.2.2, 13 and 14 of the accompanying consolidated financial statements, additional disclosures related to property, plant and equipment, goodwill and other intangible assets are included.

We have considered as a key audit matter the impairment and the reversal of impairment analysis of long-lived assets, since the value of such assets is significant with respect to the consolidated financial statements, and the determination of their recoverable amount requires significant judgments and estimates by management, which are sensitive to future conditions such as market conditions. In addition, the calculation of the recoverable amount is subject to the risk that the future cash flows used in its determination may differ from expected amounts, or the results may differ from the originally estimated values.

The impairment test of long-lived assets required the use of significant estimates. These assumptions are described in Note 3.2.2 to the consolidated financial statements, and are based, among other, on (i) discount rates; (ii) crude oil, natural gas and NGL future prices; and (iii) production and reserve volumes.

During 2021, the Company identify indicators of reversal of impairment in the cash generating unit (“CGU”) of operated conventional concession of oil and gas properties in Mexico, arising from internal and external information analyzed, such as a significant increase in international crude oil and gas prices due to an excess offer arising from several factors, including the reactivation economic in Mexico and Argentina and the increased in the oil and gas reserves certified by external auditors resulting from the implementation of a development plan in such CGU.

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As a result of the analysis, for the year ended December 31, 2021, the Company recognized an impairment recovery of US$ 14,044 thousands related to its CGU conventional operated oil and gas concessions in Mexico.

How our audit addressed the key audit matter

We assessed the assumptions used by management in determining the discount rate, the evolution of oil and gas prices, and production costs and expenses forecasts, together with other key assumptions used to perform impairment tests, in order to evaluate and analyze the business plans that the Company used as a basis to determine its future cash flow estimates for the impairment analysis.

We evaluated the reasonableness of these plans based on externally available information, for example, crude oil and gas reserve reports certified by external reserve auditors, as part of our audit procedures, we evaluated the competence and objectivity of these external auditors.

We involved our internal specialists to assist us in the evaluation, among other matters, of the value-in-use methodology used by Company management in its impairment analysis, the key assumptions used to determine discount rates, including risk premiums, the reasonableness of the expected price curves for crude oil and gas future prices based on publicly available information obtained from several market participants.

We also evaluated the sensitivity analyses performed by the Company, focusing mainly on the assumptions disclosed in Note 3.2.2 to the consolidated financial statements.

Lastly, we assessed the reasonableness of the disclosures included in the Company’s consolidated financial statements as of December 31, 2021.

Other information to be included in the annual report 2021 of the Company

The other information comprises the information included in the annual report filed with the National Banking and Securities Commission (“the CNBV”) and the annual report submitted to the shareholders but does not include the consolidated financial statements and our auditor’s report thereon. Management is responsible for the other information. The other information is expected to be made available to us after the date of this auditor’s report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information when we have access to it and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

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Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to

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continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The partner in charge of the audit resulting in this independent auditor’s report is the undersigned.

Mancera, S.C.

A Member Practice of

Ernst & Young Global Limited

Juan Carlos Castellanos López

Mexico City, Mexico

15 March 2022

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VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

TABLE OF CONTENTS

• Consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2021 and 2020	3

• Consolidated statements of financial position as of December 31, 2021 and 2020	4

• Consolidated statements of changes in equity for the years ended December 31, 2021 and 2020	5

• Consolidated statements of cash flows for the years ended December 31, 2021 and 2020	6

• Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020	8

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31,2021	Year ended December 31,2020
Revenue from contracts with customers	5	652,187	273,938
Cost of sales:
Operating costs	6.1	(107,123)	(88,018)
Crude oil stock fluctuation	6.2	(905)	3,095
Depreciation, depletion and amortization	13/14/15	(191,313)	(147,674)
Royalties		(86,241)	(38,908)

Gross profit		266,605	2,433

Selling expenses	7	(42,748)	(24,023)
General and administrative expenses	8	(45,858)	(33,918)
Exploration expenses	9	(561)	(646)
Other operating income	10.1	23,285	5,573
Other operating expenses	10.2	(4,214)	(4,989)
Reversal / (Impairment) of long- lived assets	3.2.2	14,044	(14,438)

Operating profit / (loss)		210,553	(70,008)

Interest income	11.1	65	822
Interest expense	11.2	(50,660)	(47,923)
Other financial results	11.3	(7,194)	4,247

Financial results, net		(57,789)	(42,854)

Profit / (loss) before income tax		152,764	(112,862)

Current income tax (expense)	16	(62,419)	(184)
Deferred income tax (expense) / benefit	16	(39,695)	10,297

Income tax (expense) / benefit		(102,114)	10,113

Profit / (loss) for the year, net		50,650	(102,749)

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or loss in subsequent periods
- (Loss) / profit from actuarial remediation related to defined benefit plans	23	(4,513)	460
- Deferred income tax benefit / (expense)	16	2,048	(114)

Other comprehensive income that shall not be reclassified to
profit or loss in subsequent years		(2,465)	346

Other comprehensive income for the year, net of income taxes		(2,465)	346

Total comprehensive profit / (loss) for the year		48,185	(102,403)

Earnings / (loss) per share
Basic (in US dollars per share)	12	0.574	(1.175)

Diluted (in US dollars per share)	12	0.543	(1.175)

Notes 1 through 36 are an integral part of these consolidated financial statements

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated statements of financial position as of December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2021	As of December 31, 2020
Assets
Noncurrent assets
Property, plant and equipment	13	1,223,982	1,002,258
Goodwill	14	28,416	28,484
Other intangible assets	14	3,878	21,081
Right-of-use assets	15	26,454	22,578
Investments in associates		2,977	—
Trade and other receivables	17	20,210	29,810
Deferred income tax assets	16	2,771	565

Total noncurrent assets		1,308,688	1,104,776

Current assets
Inventories	19	13,961	13,870
Trade and other receivables	17	46,096	51,019
Cash, bank balances and other short-term investments	20	315,013	202,947

Total current assets		375,070	267,836

Total assets		1,683,758	1,372,612

Equity and liabilities
Equity
Capital stock	21.1	586,706	659,400
Share-based payments		31,601	23,046
Other accumulated comprehensive losses		(5,976)	(3,511)
Accumulated losses		(47,072)	(170,417)

Total equity		565,259	508,518

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	16	175,420	135,567
Lease liabilities	15	19,408	17,498
Provisions	22	29,657	23,909
Borrowings	18.1	447,751	349,559
Warrants	18.3	2,544	362
Employee benefits	23	7,822	3,461
Trade and other payables	26	50,159	—

Total noncurrent liabilities		732,761	530,356

Current liabilities
Provisions	22	2,880	2,084
Lease liabilities	15	7,666	6,183
Borrowings	18.1	163,222	190,227
Salaries and payroll taxes	24	17,491	11,508
Income tax liability	16	44,625	—
Other taxes and royalties	25	11,372	5,117
Trade and other payables	26	138,482	118,619
Total current liabilities		385,738	333,738

Total liabilities		1,118,499	864,094

Total equity and liabilities		1,683,758	1,372,612

Notes 1 through 36 are an integral part of these consolidated financial statements

VISTA OIL & GAS, S.A.B., DE C.V.

Consolidated statements of changes in equity for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars)

	Capital stock	Share-based payments	Other accumulated comprehensive losses	Accumulated losses	Total equity
Amounts as of December 31, 2019	659,399	15,842	(3,857)	(67,668)	603,716

Loss for the year	—	—	—	(102,749)	(102,749)
Other comprehensive income for the year	—	—	346	—	346

Total comprehensive (loss)	—	—	346	(102,749)	(102,403)

Share-based payments (1)	1	7,204	—	—	7,205

Amounts as of December 31, 2020	659,400	23,046	(3,511)	(170,417)	508,518

Profit for the year	—	—	—	50,650	50,650
Other comprehensive income for the year	—	—	(2,465)	—	(2,465)

Total comprehensive income	—	—	(2,465)	50,650	48,185

Share-based payments (1)	1	8,555	—	—	8,556
Reduction of share capital adopted at the Ordinary General
Shareholders’ meeting on December 14, 2021 (see Note 21.1)	(72,695)	—	—	72,695	—

Amounts as of December 31, 2021	586,706	31,601	(5,976)	(47,072)	565,259

(1)	Including 10,592 and 10,494 for share-based payment expenses for the years ended December 31, 2021 and 2020, respectively, net of tax charges (see Note 8).

Notes 1 through 36 are an integral part of these consolidated financial statements

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated statements of cash flows for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31,2021	Year ended December 31,2020
Cash flows from operating activities
Profit / (loss) for the year, net		50,650	(102,749)

Adjustments to reconcile net cash flows
Items related to operating activities:
Allowance / (Reversal) of the expected credit loss	7	406	(22)
Net changes in foreign exchange rate	11.3	(14,328)	(3,068)
Discount for well plugging and abandonment	11.3	2,546	2,584
Net increase in provisions	10.2	1,930	103
Interest expense on lease liabilities	11.3	1,079	1,641
Discount of assets and liabilities at present value	11.3	2,300	3,432
Share-based payments	8	10,592	10,494
Employee benefits	23	247	250
Income tax expense / (benefit)	16	102,114	(10,113)

Items related to investing activities:
Depreciation and depletion	13/15	187,858	145,106
Amortization of intangible assets	14	3,455	2,568
(Reversal) / Impairment of long-lived assets	3.2.2	(14,044)	14,438
Interest income	11.1	(65)	(822)
Gain from farmout agreement	10.1	(9,050)	—
Changes in the fair value of financial assets	11.3	(5,061)	645
Gain from assets disposal	10.1	(9,999)	—
Bargain purchase on business combination	10.1/32	—	(1,383)

Items related to financing activities:
Interest expense	11.2	50,660	47,923
Changes in the fair value of warrants	11.3	2,182	(16,498)
Amortized cost	11.3	4,164	2,811
Impairment of financial assets	11.3	—	4,839
Remeasurements of borrowings	11.3	19,163	—

Changes in working capital:
Trade and other receivables		7,472	3,915
Inventories		908	(2,861)
Trade and other payables		16,209	2,397
Payments of employee benefits	23	(399)	(798)
Salaries and payroll taxes		3,929	(2,570)
Other taxes and royalties		(7,311)	(2,080)
Provisions		(1,918)	(1,672)
Income tax payment		(4,296)	(4,731)

Net cash flows provided by operating activities		401,393	93,779

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment		(321,286)	(153,257)
Payments for acquisitions of other intangible assets	14	(1,611)	(3,664)
Payments for acquisitions of interests in associates		(2,977)	—
Payments received from assets disposal (1)	1.3/1.4	14,150	—
Cash from the acquisition of AFBN assets	1.5	6,203	—
Payments received from farmout agreement	1.2	10,000	—
Interest received	11.1	65	822

Net cash flows (used in) investing activities		(295,456)	(156,099)

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated statements of cash flows for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31,2021	Year ended December 31,2020
Cash flows from financing activities:
Proceeds from borrowings	18.2	358,093	201,728
Payment of borrowings costs	18.2	(3,326)	(2,259)
Payment of borrowings principal	18.2	(284,695)	(98,761)
Payment of borrowings interest	18.2	(54,636)	(43,756)
Payment of leases	15	(8,911)	(9,067)
Payment of other financial liabilities, net of restricted cash and cash equivalents	28	—	(16,993)

Net cash flows provided by financing activities		6,525	30,892

Net increase / (decrease) in cash and cash equivalents		112,462	(31,428)
Cash and cash equivalents at beginning of year	20	201,314	234,230
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents		(2,559)	(1,488)
Net increase / (decrease) in cash and cash equivalents		112,462	(31,428)

Cash and cash equivalents at end of year	20	311,217	201,314

Significant transactions that generated no cash flows
Acquisition of property, plant and equipment through increase in trade and other payables		80,321	82,298
Acquisition of AFBN assets	1.5	69,693	—
Acquisition of Mexico’s exploration assets	1.4	6,174	—
Disposal of Mexico’s exploration assets	1.4	(5,126)	—
Changes in well plugging and abandonment with an impact in property, plant and equipment	13/22.1	2,112	(366)

(1)	Including 15,000 received for the transfer of working interests in Coirón Amargo Sur Oeste (“CASO”) concession net of 850 from payments related to the transfer of Mexico’s exploration assets.

Notes 1 through 36 are an integral part of these consolidated financial statements

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Group information

1.1 Company general information

Vista Oil & Gas, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”) was organized as variable-capital stock company on March 22, 2017, under the laws of the United Mexican States (“Mexico”). The Company adopted the public corporation or “Sociedad Anónima Bursátil” (“SAB”), on July 28, 2017.

The Company made an initial public offering in the New York Stock Exchange (“NYSE”) on July 25, 2019 and started operating under ticker symbol “VIST” as from the following day. It issued additional Series A shares in the Mexican Stock Exchange (“BMV by Spanish acronym) on the same date under ticker symbol “VISTA” (See Note 21.1).

The Company’s corporate purpose is:

(i) Acquiring, by any legal means, all kinds of assets, shares, interests in companies, equity interests or interests in all types of companies, either profit-making or nonprofit entities, associations, business corporations, trusts or other entities operating in the energy sector, in Mexico or in another country, or in any other industry;

(ii) Participating as a partner, shareholder or investor in all types of businesses or profit-making or nonprofit entities, associations, trusts, in Mexico or in another country, or of any other nature;

(iii) Issuing and placing shares representing its capital stock, either through public or private offerings, in domestic or foreign securities markets;

(iv) Issuing and placing warrants, either through public or private offerings, in relation to shares representing their capital stock or other types of securities, in domestic or foreign securities markets, and

(v) Issuing or placing negotiable instruments, debt instruments or other guarantees, either through public or private offerings, in domestic or foreign securities markets.

From its foundation through April 4, 2018, all Company activities were related to its incorporation, the initial public offering (“IPO”) in BMV, and the efforts to detect and conduct the initial business combination. As from that date, the Company mainly engages in oil and gas exploration and production (upstream segment) through its subsidiaries.

The Company’s upstream operations are as follows:

In Argentina

In the Neuquén basin:

(i) 100% in 25 de Mayo - Medanito SE; Jagüel de los Machos; Entre Lomas Neuquén; Entre Lomas Río Negro; and Jarilla Quemada and Charco del Palenque (in Agua Amarga area) conventional operating concessions (operated);

(ii) 100% in Bajada del Palo Oeste and Bajada del Palo Este unconventional operating concessions (operated) (see Note 30.3.2);

(iii) 84.62% in Coirón Amargo Norte operating concession (operated) (see Note 30.3.4);

(iv) 90% in Águila Mora unconventional operating concession (operated);

(v) 50% in Aguada Federal unconventional operating concession (not operated) (see Note 30.3.10 and Note 36);

(v) 50% in Bandurria Norte unconventional operating concession (not operated) (see Note 30.3.11 and Note 36).

In the Northwest basin:

(i) 1.5% in Acambuco operating concession (not operated).

In Mexico

(i) 100% in CS-01 area (operated) (see Note 30.3.12).

Its main office is located in the City of Mexico, Mexico, at Pedregal 24, floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, zip code 11040.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

1.2 Joint investment agreement (“farmout agreement”) signed with Trafigura Argentina S.A. (“Trafigura”) in Bajada del Palo Oeste area

On June 28, 2021, the Company, through its subsidiary Vista Oil & Gas Argentina S.A.U. (“Vista Argentina”) entered into a farmout agreement with Trafigura, whereby it undertook to develop, initially, 5 (five) pads made up of 4 (four) wells each in Bajada del Palo Oeste area.

By virtue of the farmout agreement, a joint venture was established and Trafigura was entitled to contractual rights for 20% of hydrocarbon output in the pads under the agreement and bear 20% of investment costs, as well as royalties, direct taxes, and remainder operating and midstream costs.

As part of the farmout agreement, Trafigura agreed to pay to Vista Argentina 25,000 as follows: a 5,000 down payment and then 4 (four) payments of 5,000 for each pad, which should be paid upon commencement of hydrocarbon production in pads 2 (two), 3 (three), 4 (four) and 5 (five) included in the farmout agreement, which should be validated by Trafigura.

Vista Argentina maintains the operation in Bajada del Palo Oeste and 100% of the ownership. It also maintains its rights over 80% of hydrocarbon output in relation to the pads included in the farmout agreement, and bear 80% of investment costs, as well as royalties, direct taxes, and remainder operating and midstream costs.

Moreover, Trafigura may hold interests in up to 2 (two) additional pads under the same terms and conditions.

As of December 31, 2021, Vista Argentina received two payments of 5,000 each; and recognized a gain of 9,050 in “Other operating income” under “Gain from farmout agreement” (see Note 10.1); and disposals of 882 and 68 in “Property, plant and equipment” and “Goodwill”, respectively (see Note 13 and 14).

Subsequent gains related to the development of pads 3 (three), 4 (four) and 5 (five) will be recognized according to the aforementioned terms and conditions.

1.3 Sale of working interests in CASO concession (“transfer of interest in CASO”)

The Company, through its subsidiary Vista Argentina, signed an assignment of rights agreement with Shell Argentina S.A., a subsidiary of Royal Dutch Shell plc. (“Shell”) to transfer 10% of its working interest in CASO concession (the “venture agreement”) for 21,500 payable as follows: (i) 15,000 in cash, and (ii) 6,500 as carry aimed at extending infrastructure works to secure water supply, which is operated by Shell and supplies Vista’s operations.

On June 24, 2021, the Province of Neuquén, through Decree No. 1,027/2021, approved the amendment of the venture agreement, to disclose the new interests. With the publication of the decree all agreed-upon conditions were met; therefore, Vista and Shell set July 2, 2021, as the transaction closing date.

As of December 31, 2021, the Company received 15,000; and recognized a gain of 9,788 in “Other operating income” under “Gain from assets disposal” (see Note 10.1); and a disposal of 11,784 in “Property, plant and equipment” (see Note 13).

For further information on these concessions, see note 30.3.4.

1.4 Transfer of assets in Mexico to increase working interest to 100% in the CS-01 operated area (“transfer of Mexico’s exploration assets”)

On August 23, 2021, the Company through its subsidiary Vista Oil & Gas Holding II, S.A. de C.V. (“Vista Holding II”) completed an assets transfer to Jaguar Exploración y Producción 2.3., S.A.P.I. de C.V. (“Jaguar”) and Pantera Exploración y Producción 2.2., S.A.P.I. de C.V. (“Pantera”), as follow: (i) the acquisition of a 50% working interest in CS-01 (operated) area in addition to its 50% working interest, and (ii) the sale of its 50% working interest in TM-01 and A-10 (non-operating) area. This transaction was agreed based on the cumulative costs incurred in each area.

As a result of this transaction the Company agreed to offset its accounts receivable from and payable to Jaguar and Pantera by 5,501; and recognized a disposal of 5,126 in “Property, plant and equipment”; and a net addition of 673 in “Other intangible assets” (see Notes 13 and 14). These transactions did not generate cash flows.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company also paid consideration of 850, and it recognized a gain of 198 in “Other operating income” under “Gain from assets disposal” mainly arising from reimbursements of operational expenses (see Note 10.1).

For further information on these concessions, see note 30.3.12.

1.5 Acquisition of 50% of non-operating working interest in the unconventional concessions of Aguada Federal and Bandurria Norte in Vaca Muerta (“acquisition of AFBN assets”).

On September 16, 2021, the Company through its subsidiary Vista Oil & Gas Holding I, S.A. de C.V. (“Vista Holding I”), acquired from ConocoPhillips Petroleum Holdings B.V. (“ConocoPhillips BV”): (i) 100% of the capital stock of ConocoPhillips Argentina Holding S.ár.l. (hereinafter “Vista Holding VII S.ár.l.”), a company organized in Luxembourg that owns 95% of the equity of ConocoPhillips Argentina Ventures S.R.L. (currently known as “AFBN S.R.L” or “AFBN”), and (ii) 5% of the capital stock of AFBN, thus acquiring 100% of AFBN’s shares.

AFBN owns 50% of non-operating working interests in concessions Aguada Federal and Bandurria Norte, which expire in 2050. These concessions are located in the Neuquén basin, Province of Neuquén, Argentina, with a surface of 50,462 acres, in Vaca Muerta. The assets have no pending investment commitments and; as the date of the transaction, were operated by Wintershall Dea Argentina S.A. (“Wintershall”), which owned the remainder 50%.

Under the transaction terms, Vista made no advance payments, but assumed the cost of carry for nominal value of 77,000 related to 50% of all investments to develop the acquired areas, which were related to Winterhsall’s interests and that expire on December 31, 2023. AFBN carried about 6,203 cash on hand and cash in banks as of the date of this transaction.

As of December 31, 2021, pursuant to Company accounting policies including in Note 3.1.3, this transaction was recognized as an asset acquisition, recording an oil and gas property for 69,693, mainly related to unconventional assets. These assets were booked at the cost of liabilities assumed under the carry agreement.

Moreover, on January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired the rest of a 50% operated working interest in the Aguada Federal and Bandurria Norte concessions, from Wintershall (see Note 36).

For further information on these concessions, see notes 30.3.10 and 30.3.11.

Note 2. Basis of preparation and significant accounting policies

2.1 Basis of preparation and presentation

The accompanying consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US dollars (“US”) and are rounded to the nearest thousand, unless otherwise stated.

These consolidated financial statements were approved for issuance by the Board on March 15, 2022 and the subsequent events through that date are considered. These financial statements will be submitted in the Regular Shareholders’ Meeting on April 26, 2022. Shareholders can approve and amend the Company’s financial statements.

2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company did not opt for the early adoption of any standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 7, IFRS 9, IFRS 16 and IAS 39: Interest rate benchmark reform

The amendments provide temporary reliefs that address the financial reporting effects when an Interbank Offered Rate (“IBOR”) is replaced by an alternative risk-free (“RFR”) rate.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The amendments include the following alternative treatments:

(i)

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;

(ii)	Allow the changes required by IBOR reform to be made as hedge designations; and

(iii)	Provide companies with a temporary relief from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

On December 28, 2021, the Company has agreed with financial entities, that in case of a replacement of a LIBOR, the interest rate to be applied will be replaced by the market rate to be published by relevant governmental body, plus a spread adjustment to be opportunely determined.

As of the date of these consolidated financial statements there has not been any changes to the LIBOR, nevertheless the Company will continue to monitor any potential impact.

2.2.1 Standards issued not yet effective

Amendments to IAS 1: Classification of liabilities as current or noncurrent

In January 2020, the IASB issued amendments to certain paragraphs of IAS 1 to specify the requirements for classifying liabilities as current or noncurrent. The amendments clarify

(i) What is meant by a right to defer settlement;

(ii) That a right to defer must exist at the end of the reporting period;

(iii) That classification is unaffected by the likelihood that an entity will exercise its deferral right and;

(iv) That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively.

The amendments are not expected to have a material impact on the Company as the current accounting policies are aligned to the amendments.

Amendments to IAS 16: Property, Plant and Equipment, proceeds before Intended Use

In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The amendments are not expected to have a material impact on the Company as the current accounting policies are aligned to the amendments.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.3 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries.

2.3.1 Subsidiaries

Subsidiaries are all entities over which the Company has control, which occurs if and only if the Company has all the following:

•	Power over the entity;

•	Exposure or rights to variable returns from its involvement with the entity; and

•	The ability use its power over the entity to affect the amount of the investor’s returns.

The Company reassesses whether it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the three elements of control.

When the Company has less than a majority of the voting rights of an investee, it has power over the latter when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

The Company assesses all facts and circumstances to determine whether voting rights are sufficient to give it power over an entity, including:

•	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•

any additional facts and circumstances that indicate the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meeting.

Relevant activities are those that most significantly affect the subsidiary’s performance, such as the ability to approve a subsidiary’s operating and capital budget and the power to appoint Management personnel. These decisions show that the Company has rights to direct a subsidiary’s relevant activities.

Subsidiaries are consolidated from the date the Company obtains control over them and ceases when such control ends. Specifically, profit and expenses of a subsidiary acquired or disposed of during the year are included in the statements of profit or loss and other comprehensive income as from the date in which the Company obtains control until it assigns or loses such control.

The acquisition accounting method is that used by the Company to account for business combinations (see Note 2.3.4).

Intercompany transactions, balances and unrealized income are deleted. Unrealized losses are also deleted unless the transaction provides evidence of an impairment of transferred assets, and the subsidiaries’ financial statements are adjusted when needed to align their accounting policies to the Company’s accounting policies.

Below are the Company’s subsidiaries:

	Equity interest		Place of business	Main activity
Subsidiary name	December 31, 2021	December 31, 2020
Vista Holding I	100%	100%	Mexico	Holding company
Vista Holding II	100%	100%	Mexico	Exploration and production (1)
Vista Oil & Gas Holding III S.A. de C.V.	100%	100%	Mexico	Services
Vista Oil & Gas Holding IV S.A. de C.V.	100%	100%	Mexico	Services
Vista Oil & Gas Holding V B.V.	100%	100%	Holland	Holding company
Vista Complemento S.A. de C.V.	100%	100%	Mexico	Services

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	Equity interest		Place of business	Main activity
Subsidiary name	December 31, 2021	December 31, 2020
Vista Holding VII S.á.r.l. (2)	100%	—%	Luxembourg	Holding company
Vista Argentina	100%	100%	Argentina	Exploration and production (1)
Aleph Midstream S.A. (“Aleph”) (3)	100%	100%	Argentina	Services (4)
Aluvional S.A.	100%	100%	Argentina	Mining and industry
AFBN S.R.L. (2)	100%	—%	Argentina	Exploration and production (1)
VX Ventures Asociación en Participación	100%	—%	Mexico	Holding company

(1)	Its refers to the exploration and production of gas and oil.
(2)	See Note 1.5.
(3)	See Note 28.
(4)	Including operations related to the capture, treatment, transport and distribution of hydrocarbons and derivatives.

The Company’s shares in the subsidiaries’ voting rights are the same as its interest in capital.

2.3.2. Changes in interests

Changes in the Company’s working interests in the subsidiaries that do not result in a change in control of the subsidiary are accounted for as equity transactions. The carrying amount of the Company’s interests and noncontrolling interest is adjusted to reflect the changes in interests in the subsidiaries. Any difference between the amount by which the noncontrolling interest is adjusted and the fair value of the consideration paid or received is recognized in equity and attributed to the Company’s equity holders.

When the Company ceases to consolidate or book a subsidiary’s capital for loss of control, joint control or significant influence, any retained working interest in the entity is remeasured at fair value with the change in the carrying amount recognized in the statements of profit or loss and other comprehensive income. This fair value becomes the initial carrying amount for the purposes of subsequently booking retained interest as the associate, joint venture or financial asset. In addition, any amount previously recognized in other comprehensive income in relation to such entity is booked as if the Company had directly disposed of the related assets or liabilities. This may mean that the amounts previously recognized in other comprehensive income are reclassified to the consolidated statements of profit or loss and other comprehensive income.

If the working interest in a joint venture or associate is reduced, but the entity retains the joint control or significant influence, only a proportion of the previously recognized amounts in other comprehensive income is reclassified to the statement of profit or loss.

The changes in the Company’s working interests in its subsidiaries that do not result in loss of control are booked as equity transactions.

2.3.3. Joint arrangements

According to IFRS 11 Joint Arrangements, investments are classified as joint operations or joint venture, depending on contractual rights and obligations. The Company has joint operations but has no joint venture.

Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control exists only when decisions about the relevant business activities require the unanimous consent of the parties that collectively control the arrangement.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

When the Company carries out activities under joint operations, it is required, as a joint operator, to recognize in proportion to its interest in the joint arrangement:

•	Its assets and liabilities held jointly;

•	Its revenue from the sale of its share of the output of the joint operation;

•	Its revenue from the sale of its share of the output of the joint operation; and

•	Its expenses, including its share of any expenses incurred jointly.

The Company books its assets, liabilities, revenues and expenses related to its interest in a joint operation according to the IFRS applicable to specific assets, liabilities, revenues and expenses. They were included in the consolidated financial statements in the related accounts. Interest in joint operations and other arrangements were calculated based on the latest financial statements or financial information available as of every year-end considering significant subsequent events and transactions, and management information available. The financial statements or financial information are adjusted, if needed, so that the accounting policies are consistent with the Company’s accounting policies.

When the Company conducts transactions in a joint operation in which the Company is a joint operator (such as a sale or contribution of assets), it is considered that the Company is performing the transaction with the other parties of the joint operation, and the resulting profit and losses from the transactions are recognized in the Company’s consolidated financial statements for the attention of the other parties’ interests in the joint operation. When a Group company conducts transactions with a joint operation in which the Company is a joint operator (such as a purchase of assets), the Company recognizes its portion of profit and losses once these assets are resold to a third party.

See Notes 1 and 30 for further information on the Company’s joint operations.

2.3.4 Business combination

The acquisition method is used to book business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for these acquisitions comprises:

(i) The fair value of transferred assets;

(ii) The liabilities incurred to former owners of the acquired business;

(iii) The equity interests issued by the Company;

(iv) The fair value of any asset or liability from a contingent consideration arrangement; and

(v) The fair value of any previously held equity interest in the subsidiary.

Identifiable assets acquired and contingent liabilities assumed in a business combination are initially measured at fair values at the date of purchase. The Company recognizes noncontrolling interests in the acquiree on an acquisition basis either at fair value or at the proportionate share of noncontrolling interests of the acquiree’s net identifiable assets.

The costs related to the acquisition are booked as incurred expenses. Goodwill is an excess of:

(i) The consideration transferred;

(ii) The amount of any noncontrolling interest in the acquiree; and

(iii) The acquisition-date fair value of previously held equity interest in the acquiree over the fair value of net identifiable assets acquired is booked as goodwill.

If the fair value of the acquiree’s net identifiable assets exceeds these amounts, before recognizing profit, the Company reassesses whether it has correctly identified all assets acquired and liabilities assumed, reviewing the procedures employed to measure the amounts to be recognized at the acquisition date. If the assessment still results in excess of the fair value of net assets acquired in relation to the total consideration transferred, gain from a bargain purchase is recognized directly in the consolidated statements of profit or loss and other comprehensive income.

When the settlement of any cash consideration is deferred, the future amounts payable is discounted at their present value at the exchange date. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained under comparable terms and conditions.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Contingent consideration will be recognized at its fair value at the acquisition date. Contingent consideration is classified as equity or as a financial liability. The amounts classified as a financial liability are remeasured at fair value with changes in fair value through the consolidated statements of profit or loss and other comprehensive income. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

When the Company acquires a business, it assesses the financial assets acquired and liabilities incurred in relation to its adequate classification and designation according to contractual terms, economic circumstances and relevant conditions as of the acquisition date.

Oil reserves and resources acquired that may be measured reliably are recognized separately at fair value upon the acquisition. Other potential reserves, resources and rights, which fair values cannot be measured reliability, are not recognized separately but are considered part of goodwill.

If the business combination is performed in stages, the previously held equity interest in the acquiree is measured at acquisition-date fair value. Profit or loss from such remeasurement is recognized in the consolidated statements of profit or loss and other comprehensive income.

The Company has a maximum period of 12 months from the date of acquisition to finalize the acquisition accounting. When it is incomplete as of the end of the year in which the business combination takes place, the Company reports provisional amounts.

As detailed in Note 30.3.4 and 32, during the year ended December 31, 2020, the Company acquired an additional participation in the Coirón Amargo Norte Joint operating concession, which was accounted for as a business combination.

2.4 Summary of significant accounting policies

2.4.1 Segment information

The operating segments are reported in a consistent manner with the internal reports provided by the Executive Management Committee (the “Committee” that is considerate the “Chief Operating Decision Maker” or “CODM”)

The CODM is the highest decision-making authority, in charge of allocating resources and establishing the performance of the entity’s operating segments and was identified as the body executing the Company’s strategic decisions.

2.4.2 Property, plant and equipment, and intangible assets

Property, plant and equipment

Property, plant and equipment is measured using the cost model, after initial recognition, the asset is valued at cost less depreciation and any subsequent accumulated impairment loss.

Subsequent costs are included in the carrying amount of the asset or are recognized as a separate asset, as the case may be, only when it is probable that future economic benefits may flow to the Company and the cost of the asset may be measured reliably. Remainder repairs and maintenance costs are charged to profit or loss during the reporting period in which they are incurred.

The cost of works in progress which construction will be extended over time includes, if applicable, borrowings costs.

Works in progress are measured based on the level of progress and are booked at cost less any impairment loss, of applicable.

Profit and loss from the sale of property, plant and equipment is calculated by comparing the consideration received with the carrying amount.

2.4.2.1 Depreciation methods and useful lives

Estimated useful lives, residual values and the depreciation method are reviewed at every period-end, and changes are recognized prospectively. A carrying amount of the asset is reduced immediately to its recoverable amount if the carrying amount of the asset is greater than its estimated recoverable value.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company amortizes drilling costs applicable to productive and dry wells in development, productive wells, machinery and facilities in oil and gas production areas according to the unit of production method, applying the proportion of oil and gas produced to prove and develop oil and gas reserves, as the case may be. The cost of acquisition of oil and gas properties is amortized applying the proportion of produced oil and gas to total estimated oil and gas proved reserves.

The costs of acquiring properties with unproved reserves and unconventional resources are valued at cost, and their recoverability is assessed regularly based on geological and engineering estimates of the reserves and resources expected to be proved during the life of each concession and are not depreciated.

Capitalized costs related to the acquisition of properties and the extension of concessions with proved reserves were depreciated per field based on a production unit by applying the proportion of produced oil and gas to estimated proved oil and gas reserves.

Production facilities (including significant identifiable components) are depreciated using the unit of production method considering the proved development of reserves.

The Company’s remainder items of property, plant and equipment (including significant identifiable components) are depreciated using the straight-line method based on their estimated useful lives, as detailed below:

Buildings	50 years
Vehicles	5 years
Machinery and installations	10 years
Computer equipment	3 years
Equipment and furniture	10 years

Land does not depreciate.

2.4.2.2 Assets for oil and gas exploration

The Company adopts the successful effort method to account for its oil and gas exploration and production activities.

This method implies the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploration wells arising from the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) estimated well plugging and abandonment obligations.

Exploration and evaluation involve the search for hydrocarbon resources, the assessment of its technical viability and the assessment of the commercial feasibility of an identified resource.

According to the successful effort method, exploration costs such as geological and geophysical (“G&G”) costs, excluding the costs of exploration wells and 3D seismic testing in operating concessions, are expensed during the period in which they are incurred.

Once legal exploration rights are obtained, the costs directly related to an exploration well are capitalized as intangible exploration and evaluation assets until the well is completed and results are assessed. These costs include compensation to directly attributable employees, materials used, drilling costs and payments to contractors.

The drilling costs of exploration and completion wells are capitalized until it is established that there are proved reserves and the commercial development is justified. If no reserves are found, these drilling costs are charged as expenses in an unproductive well. An exploration well may occasionally determine the existence of oil and gas reserves but cannot be classified as proved when the drilling is completed, subject to further evaluation (for example, drilling of additional wells), but it is probable that that they may be developed commercially. In these cases, costs continue to be capitalized provided that the well has found a sufficient quantity of reserves to justify its completion as a producing well and the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project.

These capitalized costs are subject to technical, commercial and administrative review, and a review of impairment indicators at least once a year. When there is sufficient management information indicating impairment, the Company conducts an impairment test according to the policies described in Note 3.2.2.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

When oil and gas reserves are identified as proved and Management approves the start-up, the related capitalized expense is first assessed in terms of impairment and (if needed) an impairment loss is recognized, and the remaining balance is transferred to oil and gas properties. Except for license fees, amortization is not charged to profit or loss during the exploration and evaluation stage.

Estimated well plugging and abandonment obligations in hydrocarbon areas, discounted at a risk-adjusted rate, are capitalized in the cost of assets and are amortized using the unit of production method. A liability for the estimated value of discounted amounts payable is also recognized. Changes in the measurement of these obligations as a consequence of changes in the estimated term, the cost or discount rate are added to or deducted from the cost of the related asset.

Asset swaps that only involve exploration and evaluation assets are booked at the carrying amount of the asset delivered and no profit or loss is recognized.

2.4.2.3 Rights and Concessions

Rights and concessions are booked as part of property, plant and equipment and are depleted on the unit of production basis over the total proved reserves of the relevant area. The calculation of the units of production rate for the depreciation/amortization of development costs considers expenses incurred to date and authorized future development expenses.

Intangible assets

2.4.2.4 Goodwill

Goodwill arises during a business acquisition and represents the excess of acquisition cost over the fair value of net assets acquired. After initial recognition, goodwill is measured at cost less cumulative impairment losses. There is no subsequent reversal of impairment in goodwill.

To conduct impairment tests, goodwill is allocated as from acquisition date to each cash-generating unit (“CGU”), which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes.

When goodwill is allocated to a CGU and part of the transaction within such unit is eliminated, goodwill related to such eliminated transaction is included in the carrying amount of the transaction to determine gain or loss on sale.

2.4.2.5 Other intangible assets

Other intangible assets acquired separately are measured using the cost model; after initial recognition, the asset is valued at cost less amortization and any subsequent accumulated impairment loss.

Intangible assets are amortized using the straight-line method; software licenses are amortized over their estimated 3-year useful life. The amortization of these assets is recognized in the statements of profit or loss and other comprehensive income.

The estimated useful life, residual value and amortization method are reviewed at every period-end, and changes are recognized prospectively. A carrying amount of the asset is reduced immediately to its recoverable amount if the carrying amount of the asset is greater than its estimated recoverable value.

2.4.3 Leases

The Company has lease contracts for various items of buildings, and plant and machinery, which are recognizes under IFRS 16.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., on the date when the underlying asset is available for use). Right-of-use assets are measured at cost, net of the accumulated depreciation and impairment losses, and are adjusted by the remeasurement of lease liabilities. The cost of right-of-use assets includes the amount for recognized lease liabilities, direct costs initially incurred, and lease payments made until the commencement date less the lease incentives received. Unless the Company is reasonably certain that it will obtain the ownership of the leased asset at the end of the lease term, recognized right-of-use assets are depreciated under the straight-line method during the shortest of its estimated useful life and the lease term. Right-of-use assets are subject to impairment. See note 3.2.2 for further detail on the accounting policy to assess nonfinancial asset impairment.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of the lease payments to be made during the lease term. Lease payments include fixed payments (including in-substance fixed payments) less lease incentives receivable, variable lease payments dependent on an index or rate, and the amounts expected to be paid for residual value guarantees. Lease payments also include a purchase option exercise price if the Company is reasonably certain about exercising such option, as well as penalty payments from lease termination, if the lease term reflects the Company’s termination option exercise. Variable lease payments that do not depend on an index or rate are recognized as expenses in the period of occurrence of the event or condition that gives rise to the payment. To calculate the present value of lease payments, if the imputed interest rate in the lease cannot be easily assessed, the Company uses the incremental borrowing rate at the lease commencement date. After the commencement date, lease liabilities will be increased to reflect the accretion of interest and will be reduced by the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is an amendment, a change in the lease term, a change in the fixed or in-substance fixed payments or a change in the assessment to buy the underlying asset.

The Company applies the exemption to recognize short-term leases of machinery and equipment (i.e., those leases for a term under 12 months as from the commencement date with no call option). The low-value asset exemption also applies to low-value office equipment items. The lease payments of low-value assets are recognized as expenses under the straight-line method during the lease term.

The Company determines the lease term as the noncancellable lease term, together with any period covered by an option to extend the agreement if it is reasonably certain that it will exercise that option, or any period covered by an option to terminate the agreement, if it is reasonably certain that it will not exercise such option. The Company applies its judgment upon assessing whether it is reasonably certain that it will exercise the option to renew the agreement. In other words, it considers the relevant factors that create an economic incentive to renew the agreement. After the commencement date, the Company reassesses the lease term if there is a significant event or change in the circumstances under its control that affects its capacity to exercise (or not) the option to renew the agreement (for example, a change in the business strategy).

2.4.4 Impairment of nonfinancial assets

Other nonfinancial assets with a definite useful life undergo impairment tests whenever events or changes in circumstances have indicated that their carrying value may not be recoverable. When the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized for the value of the asset. An asset’s recoverable amount is the higher of (i) the fair value of an asset less costs of disposal and (ii) its value in use.

Assets are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or CGUs. Amortized nonfinancial assets are reviewed for potential reversal of impairment at the end of each reporting period.

2.4.5 Foreign currency translation

2.4.5.1 Functional and presentation currency

The functional currency of the Company and its subsidiaries is the currency of the primary economic context in which each entity operates. The functional and presentation currency of all entities is the US dollar. To determine the functional currency, the Company makes judgments to identify the primary economic context and reconsiders the functional currency in the event of a change in conditions that may determine the primary economic context.

2.4.5.2 Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are accounted for at the exchange rate as of each transaction date. Foreign exchange gains and losses from the settlement of transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the consolidated statements of profit or loss and other comprehensive income unless they are capitalized.

Monetary balances in foreign currency are converted at each country’s official exchange rate as of every year-end.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.6 Financial instruments

2.4.6.1 Other financial assets

2.4.6.1.1 Classification

2.4.6.1.1.1 Financial assets at amortized cost

Financial assets are classified and measured at amortized cost provided that they meet the following criteria:

(i) the purpose of the Company’s business model is to maintain the asset to collect the contractual cash flows;

(ii) contractual conditions, on specific dates, give rise to cash flows only consisting in payments of principal and interest on the outstanding principal

2.4.6.1.1.2 Financial assets at fair value

If any of the aforementioned criteria is not met, the financial asset is classified and measured at fair value through the consolidated statements of profit or loss and other comprehensive income.

All investments in equity instruments are measured at fair value. The Company has no capital investments as of December 31, 2021, and 2020.

2.4.6.1.2 Recognition and measurement

Upon initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset that is not measured at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset.

Profit or loss in a debt investment that is subsequently measured at fair value and is not part of a hedge relationship is recognized in the consolidated statements of profit or loss and other comprehensive income. Profit or loss in a debt investment that is subsequently measured at amortized cost and does not comprise a hedge relationship is recognized in the consolidated statements of profit or loss and other comprehensive income when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

The Company reclassifies financial assets when and only when it changes its business model for managing these assets.

Accounts receivable for services rendered or hydrocarbons delivered but not invoiced, and other accounts receivable are measured at amortized cost using the effective interest method less the allowance for expected credit losses, if applicable.

2.4.6.1.3 Impairment of financial assets

The Company recognizes an allowance for Expected Credit Losses (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between contractual cash flows owed and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate.

For trade and other receivables, the Company applies a simplified approach in calculation of ECL. Therefore, the Company does not monitor changes in credit risk but rather calculates an allowance for ECL at each reporting date.

Expected credit losses in trade and other receivables are estimated on a case-by-case basis according to the debtor’s history of noncompliance and an analysis of the debtor’s financial position, adjusted by the general economic conditions of the industry, its current assessment and a Management forecast of conditions as of the reporting date.

The Company recognizes the impairment of a financial asset when contractual payments are more than 90 days past due or when the internal or external information shows that it is unlikely that the pending contractual amounts be received. A financial asset is derecognized when there is no fair expectation to recover contractual cash flows.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.6.1.4 Offsetting of financial instruments

Financial assets and liabilities are disclosed separately in the consolidated statement of financial position unless the following criteria are met: (i) the Company has a legally enforceable right to set off the recognized amounts, and (ii) the Company intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. A right to set off is that available to the Company to settle a payable to a creditor by applying against it a receivable from the same counterparty.

Jurisdiction and laws applicable to relations between parties are considered upon assessing whether there is such a legally enforceable right.

2.4.6.2 Financial liabilities and equity instruments

2.4.6.2.1 Classification as liabilities or equity

Debt and equity instruments issued by the Company are classified as financial liabilities or equity according to the substance of the agreement and the definition of financial liabilities and equity instruments.

To issue a variable number of shares, a contractual agreement is classified as a financial liability and is measured at fair value. The changes in fair value are recognized in the consolidated statements of profit or loss and other comprehensive income.

2.4.6.2.2 Equity instruments

An equity instrument is any agreement that evidences an interest in the Company’s net assets and is recognized in proceeds, net of direct issuance costs.

2.4.6.2.3 Compound financial instruments

The component parts of a compound instrument (negotiable obligations) issued by the Company are classified separately as financial liabilities and equity instruments according to the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. An equity instrument is a conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of Company own equity instruments.

The fair value of the liability component, if any, is estimated using the prevailing market interest rate for similar nonconvertible instruments. This amount is recorded as a liability at amortized cost using the effective interest method until extinguished upon conversion or at the instrument redemption date.

A conversion option classified as equity is determined by deducting the liability component amount from the fair value of the compound instrument as a whole. It is recognized and included in equity, net of income tax effects, and it not subsequently remeasured. Moreover, the conversion option classified as an equity instrument remains in equity until the conversion option is exercised, in which case, the balance recognized in equity is transferred to another equity account. When the conversion option is not exercised at the redemption date of negotiable obligations , the balance recognized in equity is transferred to retained earnings. No profit or loss is recognized in the statement of profit or loss after the conversion or redemption of the conversion option.

Transaction costs related to the issuance of negotiable obligations are allocated to liability and equity components in proportion to the allocation of gross proceeds. Transaction costs related to the equity component are recognized directly in equity. Transaction costs related to the liability component are included in the carrying amount of liability component and are amortized throughout the life of negotiable obligations using the effective interest method.

2.4.6.2.4 Financial liabilities

All financial liabilities are initially recognized at fair value and after that, at their amortized cost using the effective interest method or at Fair Value Through Profit or Loss (“FVTPL”). Borrowings are recognized initially at fair value, net of transaction costs incurred.

Financial liabilities related to purchasing value units (“UVA” by Spanish acronym) are adjusted by the benchmark stabilization coefficient (“CER” by Spanish acronym) at each closing date, recognizing the effects on “Other Financial Results”.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination; (ii) held-for trading; or (iii) designated as at FVTPL, are subsequently measured at amortized cost using the effective interest method.

The effective interest method is used in the calculation of the amortized cost of a financial liability and in the allocation of interest expense during the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that are an integral part of the effective interest rate, transaction costs and other premiums or discounts) throughout the expected life of the financial liability, or (when appropriate) a shorter period, at the amortized cost of a financial liability.

Borrowings are classified as current or noncurrent according to the period for settling obligations according to contractual agreements. Borrowings are current when they are settled within 12 months after the reporting period.

2.4.6.2.5 Derecognition of financial liabilities

The Company derecognizes financial liabilities when obligations are discharged, cancelled or expired. The difference between the carrying amount of such financial liability and the consideration paid is recognized in the statements of profit or loss and other comprehensive income.

When an existing financial liability is replaced by another one in terms that are substantially different from the original term or the terms of an existing liability change substantially, it results in the derecognition of the original liability and recognition of a new liability. The difference in the related accounting values is recognized in the statements of profit or loss and other comprehensive income.

2.4.7 Recognition of revenue from contracts with customers and other income

2.4.7.1 Revenue from contracts with customers

Revenue from contracts with customers related to the sale of crude oil, natural gas and Liquefied Petroleum Gas (“LPG”) is recognized when control of the assets is transferred to the customer upon delivery of inventory. It is recognized for an amount of consideration to which the Company expects to be entitled in exchange for these assets. The normal credit term is 15 days for crude oil sales and 50 days for natural gas and LPG sales. The Company has reached the conclusion that it acts as principal in its revenue agreements because it regularly controls assets before transferring them to the customer.

Revenue from the production of crude oil and natural gas in joint arrangements in which the Company participates is recognized when sales are made to customers and production costs are accrued or deferred to reflect the differences between volumes taken and sold to customers, and the resulting contractual interest from such arrangement.

Based on the revenue analysis conducted by Company Management, Note 5.1 was broken down by (i) product type and (ii) distribution channels. All Company revenue is recognized at a point in time.

2.4.7.2 Contract balances

Contract assets

A contract asset is defined as the right to obtain a consideration in exchange for the goods or services transferred to the customer. Should goods or services be transferred before receiving the agreed-upon payment or consideration, a contract asset is recognized for the consideration received. The Company has no contract assets as of December 31, 2021, and 2020.

Trade and other receivables

A receivable represents the Company’s right to receive a consideration that is unconditional; that is to say, it only requires the passage of time before the payment of consideration falls due.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration. If the customer pays consideration before the Company transfers the goods or services, it recognizes a contract liability. When the Company fulfills its obligations according to the agreement, liabilities are recognized as revenue. The Company has no contract liabilities as of December 31, 2021, and 2020.

Other operating income

Other operating income is mainly related to the provision of services to third parties that are not directly related to the main activity. The Company recognizes revenue over time using an input method to measure progress toward service completion because the customer simultaneously receives and consumes the benefits provided by the Company.

2.4.8 Inventories

Inventories are made up of crude oil, materials and spare parts.

They are measured at the lower of cost and net realizable value. The cost of inventories includes production expenses and other costs incurred in bringing the inventories to their present location and condition. The cost of materials and spare parts is determined using the weighted average cost method.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated direct costs necessary to make the sale.

The recoverable amount of these assets is assessed at each reporting date, and the resulting loss is recognized in the consolidated statements of profit or loss and other comprehensive income when inventories are overstated.

Materials and spare parts and permanent maintenance equipment that the Company expects to use for more than one period and those that can only be used in relation to a property, plant and equipment item are included in “Property, plant and equipment”.

2.4.9 Cash and cash equivalents

For the presentation of the consolidated statement of cash flows, cash and cash equivalents include cash on hand, demand deposits in financial institutions and other short-term highly liquid investments originally maturing in three or less months, readily convertible into known cash amounts and subject to insignificant risk of changes in value.

Overdrafts in checking accounts, if any, are disclosed within current borrowings in the consolidated statement of financial position. They are not disclosed in the consolidated statement of cash flows as they do not comprise the Company’s cash and cash equivalents.

2.4.10 Equity

Changes in equity were accounted for according to Company decisions and legal or regulatory standards.

a. Capital stock

Capital stock represents capital made up of shareholder contributions. It is represented by outstanding shares at nominal value. Ordinary shares are classified as equity.

b. Statutory reserve

Under Mexican Business Associations Law, the Company is required to allocate 5% of net profit for the year to increase the statutory reserve until it is equal to 20% of capital based on the Company’s individual financial statements. As of December 31, 2021, and 2020, the Company has not booked this reserve.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

c. Accumulated results

Accumulated profits or losses comprise retained earnings (accumulated losses) with no specific allocation. They may be distributed as dividends by Company decision, provided that they are not subject to legal restrictions.

Retained earnings (accumulated losses) comprise prior-year profit that was not distributed, or losses, the amounts transferred from other comprehensive income and prior-year adjustments.

Similarly, for capital reduction purposes, these distributions will be subject to income tax assessment according to the applicable rate, except for remeasured contributed capital stock or distributions from the net taxable profit account (“CUFIN, by Spanish acronym ).

d. Other comprehensive income

Other comprehensive income comprises actuarial gains and losses for defined benefit plans and the related tax effect.

e. Dividend distribution

Dividend distribution to Company shareholders is recognized as a liability in the financial statements upon approval of the distribution by the Shareholders’ Meeting. Dividends are distributed based on the Company’s individual financial statements.

The Company can pay dividends after compliance with the restrictions included in the credit agreement as mentioned in Note 18.1.

2.4.11 Employee benefits

2.4.11.1 Short-term obligations

Salaries and payroll tax expected to be settled within 12 months after period-end are recognized for the amounts expected to be paid upon settlement and are disclosed in “Salaries and payroll taxes” current in the consolidated statement of financial position.

Costs related to compensated absences, such as vacation, are recognized as they are accrued.

In Mexico, the employees’ share in profit (“PTU”, by Spanish acronym) is paid to qualifying employees; PTU is calculated using the income tax base, except for the following:

(i) The employees’ share in Company profit paid during the year or prior-year tax losses pending application.

(ii) Payments that are also exempt for employees.

2.4.11.2 Defined benefit plans

The Company operates a defined benefit plan described in Note 23. Defined benefit plans are related to a series of pension benefits that an employee will receive at retirement, depending on one or more factors, such as age, years of service and compensation. According to the conditions established in each plan, the benefit may consist of a single payment or payments supplementary to pension system payments.

The cost of defined benefit plans is recognized periodically according to the contributions made by the Company.

Labor cost liabilities are accumulated in the periods in which employees render the services that give rise to the consideration.

The defined benefit obligation liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation, net of the fair value of plan assets. The defined benefit obligation is calculated at least as of every year-end by independent actuaries through the projected unit credit method. The present value of the defined benefit obligation is assessed discounting estimated future cash outflows using future actuarial assumptions on the demographic and financial variables that affect the assessment of such amounts.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Actuarial profit and losses derived from changes in actuarial assumptions are recognized in other comprehensive income in the period in which they arise, and the costs of past services are recognized immediately in the consolidated statements of profit or loss and other comprehensive income.

2.4.12 Borrowings costs

General or specific borrowings costs directly attributable to the acquisition, construction or production of assets that necessarily require a substantial period of time to be ready for their intended use or sale are added to the cost of these assets until they are ready for their intended use or sale.

Income earned on the temporary investment of specific borrowings is deducted from borrowings costs eligible for capitalization. Other borrowings costs are accounted for in the period in which they are incurred.

For the years ended December 31, 2021, and 2020, the Company has not capitalized borrowings costs because it had no qualifying assets, except for interest on lease liabilities disclosed in Note 15.

2.4.13 Provisions and contingent liabilities

The Company recognizes provisions when the following conditions are met: (i) it has a present or future obligation as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate can be made. No provisions for operating future losses are recognized.

In the case of provisions in which the time value of money is significant, as is the case of well plugging and abandonment and environmental remediation, these provisions are determined as the present value of the expected cash outflow for settling the obligation. Provisions are discounted at a pre-tax discount rate that reflects current market conditions as of the date of the statement of financial position and, as the case may be, the risks specific to the liability. When the discount is applied, the increase in the provision due to the passage of time is recognized as a financial cost.

2.4.13.1 Provision for contingencies

Provisions are measured at the present value of the disbursements expected to be made to settle the present obligation, considering the best information available upon preparing the financial statements, based on the premises and methods considered appropriate, and based on the opinion of the Company’s legal counsel. Estimates are regularly reviewed and adjusted as additional information is made available to the Company. The discount rate used to determine the present value reflects the current market assessments of the time value of money and the specific risk related to each liability.

When the Company expects that the provision will be reimbursed in part or in full and is certain of its occurrence, like under an insurance agreement, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

Contingent liabilities are: (i) potential obligations from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of uncertain future events not wholly within the entity’s control; or (ii) present obligations from past events that will not likely require an outflow of resources for its settlement, or which amount cannot be estimated reliably.

The Company outlines the nature of material contingent liabilities in the notes to the consolidated financial statements (see Note 22.3).

Contingent liabilities which probability is remote are not disclosed unless they involve warranties, in which case the nature of the warranty is disclosed.

Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party in part or in full, the receivable is recognized as an asset if it is virtually certain that the reimbursement will be received and if the receivable can be measured reliably.

2.4.13.2 Well plugging and abandonment provision

The Company recognizes a provision for well pugging and abandonment when there is a legal or constructive obligation as a result of past events, it is probable that a cash flow will be required to settle the obligation, and the amount to be disbursed can be reliably estimated.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In general, the obligation arises when the asset is installed, or the plot of land or environment at the site is altered.

When the liability is initially recognized, the present value of estimated costs is capitalized, increasing the carrying amount of the assets related to the oil and gas extraction insofar as they were incurred for the development or construction of the well.

The other provisions from an enhanced development or construction of the oil and gas extraction properties increase the cost of the related asset when the liability arises.

The changes in the estimated time or cost of well plugging and abandonment are afforded a prospective treatment by booking an adjustment to the related provision and asset.

If the change in the estimate results in an increased well plugging and abandonment liability and, consequently, a greater carrying amount of the asset, the Company conducts a comprehensive analysis of whether there is an indication of impairment of the asset and implements impairment tests. In the case of mature wells, if the estimated revised value of the assets related to oil and gas extraction, net of well plugging and abandonment provisions, exceeds the recoverable amount, this portion of the increase is directly expensed.

Over time, the discounted liability increases with the change in the present value based on the discount rate that reflects the current market assessments and specific liability risks. The regular reversal of discount is recognized in the consolidated statements of profit or loss and other comprehensive income as a financial cost.

2.4.13.3 Provision for environmental remediation

The provision for environmental remediation is recognized when it is likely that a soil remediation be conducted, and costs may be estimated reliably. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

The amount recognized is the best estimate of the expenditure required to settle the obligation. If the time value of money is material, the recognized value is the present value of the estimated future expense. The effect of such estimate is recognized in the consolidated statements of profit or loss and other comprehensive income.

2.4.14 Income tax and minimum presumed income tax

2.4.14.1 Current and deferred income tax

Tax expenses for the period include current and deferred income tax. Income tax is recognized in the consolidated statements of profit or loss and other comprehensive income except if it is related to items recognized in other comprehensive income or directly in equity.

Current income tax is calculated based on tax laws enacted at period end. The Company regularly assesses the positions adopted in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation. It also recognizes provisions based on the amounts it expects to pay to tax authorities. When tax treatments are uncertain and it is probable that a tax authority will accept the tax treatment adopted by the Company, income tax is recognized according to the tax laws. If it is not considered likely, the uncertainty is shown using the most likely amount method or the expected value method depending on the method that best predicts the resolution to the uncertainty.

Deferred income tax is recognized using the liability method over temporary differences between the tax bases of assets and liabilities and the carrying amounts in the financial statements. Deferred tax liabilities are recognized for all taxable temporary differences unless they arise from recognition of goodwill.

Deferred income tax assets are recognized only insofar as it is probable that future taxable profit will be available and may be used against temporary differences. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

These deferred tax assets and liabilities are not recognized if the temporary difference arises on initial recognition (other than that of a business combination) of assets and liabilities in a transaction that affects neither taxable nor accounting profit.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Deferred income tax applies to temporary differences of interests in subsidiaries and associates, except for deferred income tax liabilities in which the Company controls the timing of the reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. The deferred tax assets that arise from these deductible temporary differences related to such investments and interests are only recognized when it is probable that sufficient taxable profit will be available against which the temporary differences will be used and are expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are only offset when there is a legally enforceable right and they are related to income tax levied by the same tax authority in the same taxable entity or another one provided that there is the intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities were not discounted and are stated at nominal values.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period in which the liability is settled or the asset realized based on tax rates (and tax laws) enacted as of period-end.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the way in which the Company expects to recover or settle the carrying amount of its assets and liabilities.

Income tax rates effective in Mexico and Argentina stand at 35% and 30%, respectively, as of December 31, 2021. Both rates amounted to 30% as of December 31, 2020 (see Note 33).

2.4.14.2 Minimum presumed income tax

The Company’s subsidiaries in Argentina calculated minimum presumed income tax applying the 1% rate over computable assets as of every period-end until the year ended December 31, 2018.

This tax supplemented income tax in Argentina and was levied only if it exceeded income tax.

However, should minimum presumed income tax exceed the income tax amount payable in a tax year, such surplus could be computed as payment on account of future income tax payments for the ten subsequent tax years.

On July 22, 2016, Law No. 27,260 was published to eliminate minimum presumed income tax for the years beginning January 1, 2019.

As of December 31, 2020, the Company booked a minimum presumed income tax asset included in “Trade and other receivables” for 1,034 (see Note 17). As of December 31, 2021, it was charged against income tax liabilities (see Note 16).

2.4.15 Share-based payments

Company employees (including senior executives) receive shared-based compensation; employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at vesting date using a proper valuation method (see Note 34).

This cost is recognized as an employee benefit expense along with the related capital increase (“share-based payments”) during the period in which the service is rendered and, as the case may be, performance conditions are met (the vesting period). Cumulative expenses recognized for equity-settled transactions at each reporting date until vesting date show the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments to be vested. Expense or credit in the consolidated statements of profit or loss and other comprehensive income represents the movement in cumulative expenses recognized at the beginning and end of such period.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Service and performance conditions other than market conditions are disregarded upon determining grant-date fair value, but the likelihood that conditions are met is assessed as part of the Company’s best estimate of the number of equity instruments to be vested. Market-based performance conditions are reflected in the grant-date fair value. Any other condition related to an award but without a related service requirement will be considered a nonvesting condition. Nonvesting conditions are reflected in the fair value of an award and lead to an immediate expense unless there are also service or performance conditions.

No expenses are recognized for awards that are ultimately not vested because nonmarket service or performance conditions have not been met. When awards include a market or nonvesting condition, transactions are treated as vested irrespective of whether the market or nonvesting condition is met, provided that the remaining service or performance conditions are fulfilled.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant-date fair value of the unmodified award provided that the original vesting terms are met. An additional expense measured at modification date is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee. When an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is accounted for immediately through profit or loss.

The dilutive effect of outstanding options is reflected as a dilution of additional shares in the computation of diluted earnings / losses per share (further details are given in Note 12).

On March 22, 2018, the Company approved a Long-Term Incentive Plan (“LTIP”) consisting of a plan so that the Company and its subsidiaries may attract and retain talented persons such as officers, directors, employees and consultants. The LTIP includes the following mechanisms for rewarding and retaining key personal: (i) stock option plan; (ii) restricted stock units and; (iii) performance restricted stock, thus accounted under IFRS 2 Share-Based Payment as detailed above (see Note 34).

a) Stock option plan (“SOP”) (equity-settled)

The stock option plan gives the participant the right to buy a number of shares over certain term. The cost of the equity-settled stock option plan is measured at grant date considering the terms and conditions for granting stock options. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under “Share-based payments” during the required service period.

b) Restricted stock (“RS”) (equity-settled)

Certain Company key employees receive additional benefits for free or at a minimum value once the conditions are met through a stock option plan denominated in restricted stock, which has been classified as an equity-settled share-based payment. The cost of the equity-settled stock option plan is measured at grant date considering the terms and conditions for granting stock options. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under “Share-based payments” during the required service period.

c) Performance restricted stock (equity-settled)

The Company grants performance restricted stock (“PRS”) to key employees, which entitle them to receive PRSs after having reached certain performance targets over a service period. PRSs are classified as equity-settled share-based payments. The cost of the equity-settled stock option plan is measured at grant date considering the terms and conditions for granting stock options. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under “Salaries and payroll taxes” during the required service period. The Company has granted no PRS as of December

31, 2021, and 2020.

2.4.16 Investments in associates

An associate is an entity over which the Company has significant influence, being the power to participate in the financial and operating policy decisions of the associate but not joint control over it. The considerations regarding control and significant influence are similar to those made by the Company in relation to its subsidiaries.

Associates are the investments in which an investor has significant influence but not control.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Investments are initially recognized at acquisition cost and then using the equity method whereby interests are recognized in profit or loss and in equity. The equity method is used as from the date when the significant influence over the associates is exercised.

The associates’ financial statements used to apply the equity method were prepared using the same accounting period as of December 31, 2021, and the same accounting policies employed in preparing these consolidated financial statements.

The Company’s interests in the associates’ net profits or losses, after acquisition, are recognized in the statements of profit or loss and other comprehensive income.

As of December 31, 2021, the Company valued these investments at equity method without recognition of the equity method because they did not have significant movements.

2.4.17 Going concern

The Board oversees the Group’s cash position regularly and liquidity risk throughout the year to ensure that there are sufficient funds to meet expected financing, operating and investing requirements. Sensitivity tests are conducted to disclose the latest expense expectations, oil and gas prices and other factors so that the Group may manage risk.

Considering the macroeconomic context, the result of operations and the Group’s cash position as of December 31, 2021, the Directors asserted, upon approving the financial statements, that the Group may reasonably be expected to fulfill its obligations in the foreseeable future. Therefore, these consolidated financial statements were prepared on a going concern basis.

2.5 Regulatory framework

2.5.1 General

2.5.1.1 COVID-19 pandemic

In 2020 and 2021 several measures were implemented to contain the health emergency caused by COVID-19 moving from mandatory lockdown to mandatory social distancing. This period may continue to be extended as long as is necessary, to mitigate the epidemiological situation.

A- Argentina

2.5.2 Regulatory framework for the oil and gas activity

In Argentina, oil and gas exploration, exploitation, transport and trade is governed by Law No. 17,319, amended by Law No. 27,007.

Below are the main changes introduced by Law No. 27.007:

(i) It sets the terms for exploration permits and operating and transport concessions, distinguishing between conventional and unconventional concessions, and the continental platform and territorial marine reserves.

(ii) The 12% payable as royalties to the grantor by operating concessionaires on the extraction of liquid hydrocarbon byproducts in wellheads and natural gas production will continue to be in place. In case of an extension, additional royalties will be paid up to 3% on royalties applicable upon the first extension up to a maximum 18% for the following extensions.

(iii) It prevents the Argentine government and provinces from reserving new areas in the future in favor of public or mixed companies or entities, regardless of their legal type. Therefore, the agreements entered into by provincial companies for the exploration and development of reserved areas before the amendment are safeguarded.

However, the Province of Neuquén has its own Hydrocarbon Law No. 2,453. Hence, the Company’s assets in the Province of Neuquén are governed by such law, whereas the remainder assets located in the Provinces of Río Negro and Salta follow Law No. 17,319, as amended.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.5.3 Gas market

Over the past few years, the Argentine government designed different programs to encourage and boost gas injection in the domestic market.

2.5.3.1 Program to promote the injection of natural gas surplus for reduced injection companies (“RI program”)

The RI program was introduced by the Secretariat of Energy (“SE”) in agreement with Resolution No. 60/13 of 2013. This program created price incentives to encourage producing companies’ adherence aimed at boosting natural gas production in Argentina, and LPG import fines in case of volume noncompliance. This resolution, amended by Resolutions No. 22/14 and No. 139/14, set forth a selling price ranging between 4 US/MMBTU and 7.5 US/MMBTU according to the production possibility curve. The RI program was effective until December 2017.

On July 1, 2019, through Resolution No. 358/19, the SE advised the Company of the plan for settling the RI program-related receivable. According to such resolution, the Company’s receivable as of that date would be settled with government bonds (“natural gas program bonds”) denominated in US dollars to be amortized within a maximum term of 30 (thirty) instalments.

From the total bonds received by the Company, 4,140 program bonds were amortized during the year ended December 31, 2021. The Company carries no receivables from RI Program as of December 31, 2021, whereas plan receivables amount to 4,012 at present value (nominal value of 4,140) as of December 2020 (see Note 17).

2.5.3.2 Argentine promotion plan to stimulate natural gas production: 2020-2024 supply and demand system (“Gas IV Plan”)

On November 13, 2020, through Presidential Decree No. 892/2020, the Argentine Executive approved Gas IV Plan, whereby it declared that the promotion of natural gas production is both a matter of public interest and a priority.

Through Resolution No. 317/2020 of the SE, it invited natural gas producing companies to tender to be awarded 70 billion cubic meters (“bcm”)/day natural gas volume base per year, and an additional volume for each winter period.

On December 15, 2020, through Resolution No. 391/2020, the SE awarded volumes and prices, for which the Company entered into agreements with Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”), Integración Energética Argentina S.A. (“IEASA”) and other distribution licensees or sub distributors to supply natural gas for electric power generation and residential consumption, respectively.

The Company, through its subsidiary Vista Argentina, was awarded a base volume of 0.86 bcm/day, at an average price of 3.29 US/MMBTU p.a. for a four-year period as from January 1, 2021.

As of December 31, 2021, the Company received a net amount of 3,660 and the receivables related to such plan stand at 1,729 (see Note 17).

Moreover, the Company was also awarded 0.15 bcm/day for exports between January and April 2022 as the SE authorized 5 bcm/day of exports additional to the permits issued pursuant to SE Resolution No. 360/21.

2.5.4 Oil market

2.5.4.1 Decree No. 488/2020

On May 19, the Argentine Executive published Presidential Decree No. 488/2020, whereby it established, among others, a benchmark price for invoicing and collecting crude oil deliveries in the Argentine market at 45 US/bbl (“benchmark price”) from May 19, through December 31, 2020 (the “effective term.”)

This benchmark price established in section 1 of the aforementioned decree would be effective as long as the price for ICE Brent 1st Line does not exceed 45 US/bbl during 10 (ten) consecutive days. This section is not effective as of December 31, 2020, since the price for ICE Brent 1st line exceeded 45 US/bbl during 10 (ten) consecutive days in August 2020.

Furthermore, during the effective term, the Company was required to: (i) maintain activity or production levels recorded in 2019; (ii) maintain agreements with contractors and suppliers; and (iii) maintain headcount effective as of December 31, 2019. During the term of the Decree, royalties must be calculated using the Reference Price.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.5.5 Royalties and other canons fees

For the years ended December 31, 2021, and 2020, royalties apply to total production of conventional and unconventional concessions and are calculated applying 12% to the selling price after discounting certain expenses to convert the cubic meter value of crude oil, natural gas and liquefied gas to wellhead prices. Royalties are included in the consolidated statements of profit or loss and other comprehensive income under “Cost of sales.”

The extensions mentioned in Note 30.3 also include an extraordinary production fee equal to 3% in the conventional areas of Entre Lomas Bajada del Palo, Jagüel de los Machos and 25 de Mayo-Medanito S.E., and 6.5% in Agua Amarga.

B- Mexico

2.5.6 Exploration and production activities

In 2013, Mexico introduced several amendments to Mexico’s Constitution that led to opening oil, natural gas and energy to private investments.

As part of the energy reform, Petróleos Mexicanos (“PEMEX” by Spanish acronym) transformed from a decentralized public entity into a productive state-owned enterprise. In August of 2014, the Mexican Congress approved secondary legislation to introduce reforms that empower the Mexican government to award agreements to private-sector entities in the exploration and production sector through public tenders. These amendments also allow private-sector entities to obtain permits for hydrocarbon processing, refinery, trade, transport, storage, import and export, including processing, compression, liquefaction, regassification, transport, distribution, trade and retail of natural gas; transport, storage, distribution, trade and retail of oil byproducts, including LPG; and transport (through pipes) and related storage of petrochemical products, including ethane.

Legislation enacted in 2014 includes Mexico’s Hydrocarbon Law (“Hydrocarbon Law”) that preserves state property over subsoil hydrocarbons but allows private companies to assume responsibility for hydrocarbons once extracted. Mexico’s Hydrocarbon Law empowers private-sector entities to request the granting of a permit from Mexico’s Energy Regulatory Commission (“CRE” by Spanish acronym) to store, transport, distribute, trade and sell hydrocarbons, and own and operate pipes and liquefaction, regassification, compression and compressions stations or terminals and related equipment pursuant to technical and other regulations. In addition, private-sector entities can import or export hydrocarbons subject to a permit issued by Mexico’s Ministry of Energy (the “SENER” by Spanish acronym)

The permits granted before Hydrocarbon Law was enacted, including the general terms and conditions, will remain effective during its original period, and permit holders’ rights will not be affected by the new laws and regulations. However, new permits are required, such as trading permits granted by the CRE and import and export permits granted by the SENER.

2.5.7 Authorized governmental agency

The SENER is in charge of drafting Mexico’s exploration and production policy, including the assessment of the areas to be made available through public tenders. It decides the bidding program and contract samples to be used. It also approves the nontax terms of the agreement, while the Ministry of Finance (Secretariat of Finance and Public Credit or the “SHCP” by Spanish acronym) approves the tax terms. The SHCP also participates in the audits.

The National Hydrocarbon Commission (the “CNH” by Spanish acronym) conducts rounds of bid granting agreements to oil companies and business consortia. It interacts with PEMEX and private companies and manage all exploration and production (“E&P”) agreements. The agreements for the transport, storage, distribution, compression, liquefaction, decompression, regassification, trade and sale of crude oil, oil byproducts and natural gas are granted by the CRE.

2.5.8 Market regulations

In 2017, according to 2017 Federal Revenue Law, the Mexican government gradually lifted controls of gasoline and diesel prices as part of Mexico’s fuel price deregulation. As of the date of issuance of these financial statements, gasoline and diesel selling prices are fully deregulated and determined by the market.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.5.9 Federal Environmental Law

Mexico’s Federal Environmental Liability Law, enacted on July 7, 2013, regulates environmental liability from environmental damage, including reparation and compensation. This liability systems is independent of administrative, civil or criminal liability systems.

2.5.10 Royalties and other canons

The consideration payable to the Mexican government will be made up of:

a.	Contractual installment for exploration phase

It applies to the areas that do not have a development plan approved by the CNH and it is calculated monthly using the instalment established for each square kilometer comprising the areas covered by the contract.

b.	Royalties

Royalties apply to the concessions’ total output and are calculated by applying the contractual percentage to the selling price. The contractual percentage may range between 40% or 45%, which will be adjusted as established in the contract. There is also a variable royalty, which will be applied to each type of hydrocarbon by applying the related rate to the selling price. Royalties are included in the consolidated statements of profit or loss and other comprehensive income under “Cost of sales”.

Note 3. Significant accounting judgements estimates and assumptions

Preparing the consolidated financial statements requires that Management make future judgments and estimates, apply significant accounting judgments and make assumptions that affect the application of accounting policies and the figures for assets and liabilities, revenue and expenses.

The estimates and judgments used in preparing the consolidated financial statements are constantly evaluated and are based on the historical experience and other factors considered to be fair in accordance with current circumstances. Future profit (loss) may differ from the estimates and evaluations made as of the date of preparation of these consolidated financial statements.

3.1 Significant judgments in the application of accounting policies

Below are the significant judgments other than those involving estimates (see Note 3.2) that Management made in applying the Company’s accounting policies and that have a material impact on the figures recognized in the consolidated financial statements.

3.1.1 Contingencies

The Company is subject to several claims, trials and other legal proceedings that arose during the ordinary course of business. The Company’s liabilities with respect to such claims, trials and other legal proceedings cannot be estimated with an absolute certainty. Therefore, the Company periodically reviews each contingency status and assesses the potential financial liability, employing the criteria mentioned in Note 22.3; hence, Management makes estimates mainly with the legal counsel’s assistance based on information available as of the date of the consolidated financial statements and the litigation, resolution or settlement strategies.

Contingencies include pending lawsuits or claims for potential damage or third-party claims in the Company’s ordinary course of business and third-party claims from disputes related to the interpretation of applicable legislation.

The Company assesses whether there are additional expenses directly related to the resolution of each contingency, in which case they are included in the related provision, provided that they can be reasonably estimated.

3.1.2 Environmental remediation

The costs incurred in limiting, neutralizing or preventing environmental pollution are capitalized only if at least one of the following conditions is met: (i) these costs are related to security improvements; (ii) environmental pollution risk is prevented or limited; or (iii) the costs incurred in preparing assets for sale and the carrying amount (which considers these costs) of these assets does not exceed the related recovery value.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The liabilities related to future remediation costs are booked when, based on environmental assessments, the likelihood of occurrence of these liabilities is high and costs may be reasonably estimated. The actual recognition and amount of these provisions is generally based on the commitments acquired by the Company to realize them, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that the future remediation commitment will be required.

The Company measures liabilities based on the best estimate of the present value of future costs using the technology currently available and by applying current environmental laws and regulations and the Company’s existing environmental policies.

3.1.3 Business combinations

The acquisition method implies the measurement at fair value of identifiable assets acquired and liabilities assumed in a business combination at acquisition date.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create an output. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with necessary skills, knowledge or experience to perform that processes or else it significantly contributes to the ability to produce outputs and is considered unique or scarce or cannot be replaced without significant cost, effort or delay in the ability to continue producing outputs. In cases where an oil and gas property acquisition transaction does not compliance the above conditions, the Company considers that it must be recognized as an asset acquisition.

When the Company determines that it has acquired a business, to determine the fair value of identifiable assets, the Company uses the valuation approach that is most representative for each asset. These methods are the (i) income approach through indirect cash flows (net present value of expected future cash flows) or through the multi-period excess earnings method; (ii) cost approach (replacement value of the asset adjusted by loss due to physical impairment, functional and economic obsolescence); and (iii) market approach through a comparable transaction method.

Also, to determine the fair value of liabilities assumed, the Company considers the likelihood of cash outflows that will be required for each contingency and calculates the estimates with the legal counsel’s assistance based on available information and the litigation and resolution/settlement strategy.

Management significant judgment is required to choose the approach to be used and estimate future cash flows. Actual cash flows and values may differ significantly from expected future cash flows and the related values obtained through the aforementioned valuation techniques.

3.1.4 Joint arrangements

The Company assesses whether it has joint control on an arrangement, which requires assessing relevant activities and decisions about these relevant activities that require unanimous consent. The Company determined that the relevant activities for joint arrangements are those related to operating decisions concerning capital, including the approval of the annual work program on capital and operating expenses; the budget for the joint arrangement; and the approval of service suppliers chosen for any major capital expenditure as required by joint operating agreements. The considerations made to assess joint control are the same as those needed to determine control on investments as established in note 2.3.1.

Judgment is also required to classify a joint arrangement. The classification of agreements requires that the Company assess its rights and obligations under the agreement. The Company specifically considers:

•	The structure of the joint arrangement, whether it is structured through a separate vehicle;

•

When it is structured through a separate vehicle, the Company also considers the rights and obligations from: (i) the legal form of the separate vehicle; (ii) the terms of the contractual agreement; and (iii) the events and circumstances, as the case may be.

This assessment frequently requires significant judgment. An erroneous conclusion on whether an arrangement involves joint control, joint operation or investment in a joint business may materially affect accountability, as established in Note 2.3.3.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

3.1.5 Functional currency

The functional currency of the Company and its subsidiaries is the currency of the primary economic context in which each entity operates. The functional currency of all Company subsidiaries is the US dollar. To determine the functional currency, the Company makes judgments to identify the primary economic context. It reconsiders the functional currency in case of a change in the events and conditions that may determine the primary economic context.

3.2 Key sources of uncertainty in estimates

Below are the main estimates that entail significant risk and may generate adjustments in the Company’s assets and liabilities next year:

3.2.1 Impairment of goodwill

Goodwill is reviewed annually for impairment or more frequently if there are events or changes in circumstances showing that the recoverable amount of the CGU related to goodwill should be analyzed. Whether goodwill is impaired is assessed by considering the recoverable amount of the CGUs to which it is allocated. Impairment is recognized when the recoverable amount of the CGU is lower than its carrying amount (including goodwill).

The Company has goodwill for 28,416 and 28,484 in the consolidated statement of financial position as of December 31, 2021, and 2020 (see note 14) related to the initial business combination.

The assessment of whether goodwill of a CGU or group of CGUs is impaired involves Management estimates on highly uncertain matters, including the assessment of the appropriate group of CGUs for goodwill impairment testing. The Company supervises goodwill for internal management purposes based on its only business segment.

Upon testing goodwill for impairment, the Company uses the approach described in Note 3.2.2.

No goodwill impairment losses were recognized as of December 31, 2021, and 2020.

3.2.2 Impairment of nonfinancial assets other than goodwill

Nonfinancial assets, including identifiable intangible assets, are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or Cash Generated Units (“CGUs”). To such end, oil and gas properties in Argentina were grouped into 4 (four) CGUs: (i) operated concessions of conventional oil and gas exploration and production; (ii) operated concessions of unconventional oil and gas exploration and production; (iii) non-operating concessions of conventional oil and gas exploration and production; and; (iv) non-operating concessions of unconventional oil and gas exploration and production. As of December 31, 2020, the Company also identified

2 (two) CGUs in Mexico: (i) non-operating concessions of conventional oil and gas exploration and production; and; (ii) operated concessions of conventional oil and gas exploration and production. Moreover, as of December 31, 2021, and after the transfer of assets the Company has just one CGU in Mexico: (i) operated concessions of conventional oil and gas exploration and production (see Note 1.4).

To assess whether there is evidence that a CGU may be impaired, external and internal sources of information are analyzed, provided that the events or changes in circumstances show that the book value of an asset or CGU may not be recovered. Some examples of these events are changes in the Group’s business plans and assumptions on raw material prices and types of discounts, physical damage testing, or, in the case of oil and gas assets, significant downward revisions of estimated reserves or increases in estimated future development expenses or dismantling costs, the behavior of crude oil international prices and demand, the cost of raw materials, the regulatory framework, expected capital investments and changes in demand. Should there be an indication of impairment, the Company estimates the recoverable amount of the asset or CGU.

The recoverable amount of a CGU is the highest of (i) its fair value less selling price or costs of disposal through another way, and (ii) its value in use. When the carrying amount of a CGU exceeds its recoverable amount, the CGU is deemed impaired, and it is reduced to its recoverable amount. Due to the nature of the Company’s activities, the information on the fair value less selling price of an asset or CGU is usually difficult to obtain unless negotiations are underway with potential buyers or similar transactions. Consequently, unless otherwise stated, the recoverable amount used in impairment testing is the value in use.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The value in use of each CGU is estimated using the present value of future net cash flows. Each GGU’s business plans, which are approved annually by the Company, are the main sources of information to determine the value in use.

As the initial step in drafting these plans, the Company establishes different assumptions on market conditions, such as oil and natural gas prices. Moreover, as of December 31,2021 and 2020, these assumptions consider existing prices, the balance between global supply and demand of oil and natural gas, other macroeconomic factors and the historical trends and variability. Upon assessing the value in use, estimated future cash flows are adjusted to consider the specific risks of the group of assets and are discounted at present value using a discount rate after taxes that reflects the current market assessments of the time value of money.

The Company assesses whether there is an indication that previously recognized impairment losses have reversed or decreased as of each reporting date. Should there be such an indication, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if here has been a change in the estimates used in determining the recoverable amount of the asset since the last impairment loss was recognized. After a reversal, the depreciation charge is adjusted in future years to distribute the revised carrying amount of the asset less any residual value consistently throughout the remainder useful life.

The assessment of whether an asset or CGU is impaired and to which extent involves Company estimates on highly uncertain issues such as the effects of inflation and deflation on exploitation expenses, discount rates, production profiles, reserves and resources and commodity future prices, including the prospects for crude oil and natural gas supply and demand in international or regional markets. It requires that assumptions be made when assessing the proper grouping of items of property, plant and equipment in a CGU. Actual cash flows and values may differ significantly from expected future cash flows and related amounts obtained using discount techniques, which could create major changes in the accounting values of the Group’s assets.

Based on such analysis, the Company booked for the year ended December 31, 2020, an impairment of 14,044 related to the CGU for conventional oil and gas operating concessions in Mexico and 394 related to the CGU for non-operating conventional oil concessions and gas in Argentina.

The Company identified no indications of impairment as of December 31, 2021. In addition, for the year ended December 31, 2021, it recognized a reversal in impairment for 14,044 related to the CGU of operated concessions of conventional oil and gas exploration and production in Mexico, mainly related to the recovery of crude oil prices and the rise in proved reserves.

Main assumptions used

The Company’s calculation of the value in use related to the aforementioned CGUs is more sensitive to the following assumptions:

	As of December 31, 2021		As of December 31, 2020
	Argentina	Mexico	Argentina	Mexico
Discount rates (after taxes)	16.6%	6.1%	12.5%	6.3%
Discount rates (before taxes)	19.0%	10.0%	15.8%	8.4%
Prices of crude oil, LPG and natural gas
Crude oil (US/bbl.) (1)
2021	—	—	48.0	48.0
2022	73.0	65.8	53.5	53.5
2023	70.1	63.0	52.0	52.0
2024	70.5	63.5	52.9	52.9
2025	65.9	58.9	51.9	51.9
As from 2026	64.6	58.9	51.9	51.9
Natural gas - local prices (US/MMBTU)
2021	—	—	2.3	2.3
2022	3.3	3.0	3.5	2.0
As from 2023	3.3	3.0	3.5	2.0
LPG – local prices (US/tn.)
As from	300	—	350	—

(1)	The prices correspond to Brent and Maya, for Argentina and Mexico, respectively.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

•

Discount rates: Discount rates represent the present market value of the Company’s specific risks considering the time value of money and the individual risks of the underlying assets that have not been considered in cash flow estimates. The discount rate is calculated based on the Company’s specific circumstances and is derived from the weighted average cost of capital (“WACC”) with the proper adjustments to reflect risks and determine the rate after taxes. The income tax rate used is the tax rate effective in Argentina standing at 35% as from 2021 (see Note 33.1). The WACC considers the cost of debt and cost of capital. In calculating the WACC, the Company considered public market data of certain companies deemed comparable (“comparable companies”) based on the industry, region and main activity.

•	Prices of crude oil, natural gas and LPG: Expected commodity prices are based on Management estimates and available market data.

The Company considered discounts for crude oil prices based on the quality of the crude oil produced in each CGU. The changes in Brent and Maya prices was estimated using the average forecasts prepared by analysts from different banks for Brent and Maya price, respectively.

To forecast the local price of natural gas at 9,300 kcal/m3 (“gas price”), as it is not aligned with international gas pricing and it is influenced by the level of supply and demand in Argentina, Management used the average price received from gas sales in each CGU. Gas prices are adjusted linearly by the calorific value of gas produced in each CGU.

The Company’s long-term assumption for oil prices is similar to the recent market price that reflects the judgment that recent prices are consistent with the fact that the market can produce enough oil to meet global demand sustainably in the long term.

•

Production and reserve volumes: In conventional CGUs, the future production level estimated in all impairment tests is based on proved and probable reserves, and contingent resources are also added in the case of unconventional CGUs. Production forecasts and reserve assumptions were based on reserve reports audited by external consultants and on reports prepared internally by the Company. Different success factors were also applied to determine the expected value of each type of reserve or contingent resource.

Sensitivity to changes in assumptions

Regarding the assessment of the value in use as of December 31, 2021, and 2020, the Company considers that there are no reasonably possible changes in any of the abovementioned main assumptions that may cause the carrying amount of any CGU to significantly exceed its recoverable amount, except for the following:

	As of December 31, 2021				As of December 31, 2020
	Argentina (1)			México	Argentina (1)			México (2)
Discount rate			+/- 10%				+/- 10%
Carrying amount	(98	) / -		- / -	- / -			(1,146	) / -
Expected prices of crude oil, natural gas and LPG			+/- 10%				+/- 10%
Carrying amount	- /	(31,773)		- / -	- /	(20,889)		- /	(3,063)

(1)	As of December 31, 2021 and 2020, related to the conventional oil and gas operating and non- operating concessions CGU.
(2)	As of December 31, 2020, related to the conventional oil and gas operating concessions CGU.

The aforementioned sensitivity analysis may not be representative of the actual change in the carrying amount because it is unlikely that the change in the assumptions would occur in isolation as some assumptions may be correlated.

As of December 31, 2021, and 2020, the net carrying amount of property, plant and equipment, intangible assets and right-of-use assets is disclosed in Notes 13, 14 and 15, respectively.

The triggering factors in CGU impairment tests were mainly the effect of the changes in prices, the macroeconomic context in Argentina during those periods and the changes in the discount rate. The recoverable amount was based on the Company’s estimate of the value in use in each period.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

3.2.3 Current and deferred income tax

Company Management should regularly assess the tax positions reported in the annual tax returns pursuant to the tax regulations applicable and, if needed, recognize the related provisions for the amounts payable by the Company to tax authorities. When the taxable profit of these items differs from the amounts initially recognized, these differences will have an effect on income tax and in the provision for deferred income tax for the tax year in which the assessment is made.

There are many transactions and calculations for which the final tax assessment is uncertain. The Company recognizes liabilities for potential tax claims based on estimates of whether additional taxes will be owed in the future.

Deferred tax assets are reviewed as of each reporting date and are amended according to the probability that the tax base allow the total or partial recovery of these assets.

Deferred tax assets and liabilities are not discounted. Upon assessing the realization of deferred tax assets, Management considers whether it is probable that some or all assets are not realized, which depends on the generation of future taxable profit in the periods in which these temporary differences become deductible. To this end, Management considers the expected reversal of deferred tax liabilities, future taxable profit projections and tax planning strategies.

The assumptions on the generation of future taxable profit depend on Management estimates of future cash flows. These estimates are based on expected future cash flows from transactions, which are affected by sales and production volumes; oil and gas prices; operating costs; well plugging and abandonment; capital expenses; dividends and other equity management transactions; and the judgment on the application of tax laws effective in each jurisdiction. Insofar as future cash flows and taxable profit substantially differ from the Group’s estimates, the Group’s capacity to realize net deferred tax assets booked at reporting date may be affected. Moreover, future changes in the tax laws in the jurisdictions in which the Group operates may hinder its capacity to obtain tax deductions in future periods.

3.2.4 Well plugging and abandonment

Well plugging and abandonment at the end of the concession term requires that Company Management calculate the number of wells, the long-term costs of abandonment and the remaining time until abandonment. The technological, cost, policy, environment and safety issues change constantly and may give rise to differences between actual costs and future estimates.

Well plugging and abandonment estimates should be adjusted by the Company at least annually or in the event of changes in the assessment criteria assumed.

Well plugging and abandonment liabilities stand at 30,796 and 23,933, as of December 31, 2021, and 2020, respectively (See Note 22.1).

3.2.5 Oil and gas reserves

Oil and gas items of property, plant and equipment are depreciated using the units of production method over total proved reserves (developed and not developed as applicable). Reserves refer to oil and gas volumes that are economically producible in areas in which the Company operates or has (direct or indirect) interests, and over which the Company has exploitation rights, including oil and gas volumes related to service contracts in which the Company has no property rights over the reserves or hydrocarbons obtained and those estimated to be produced by the contractor under these service contracts.

The useful life of each property, plant and equipment asset is assessed at least annually considering the physical limitations of the goods and the assessments of the economically recoverable reserves in the field in which the asset is located.

There are several uncertainties in the estimate of proved reserves and future production plans, development costs and prices, including several factors that are beyond the producer’s control. In estimating reserves, engineers calculate underground accumulations, which involves a certain degree of uncertainty. Reserve estimates depend on the quality of the engineering and geological data available as of the estimate date and their interpretation and judgment.

Reserve estimates are adjusted when it is justified by changes in the assessment criteria or at least annually. These reserves are based on the reports prepared by oil and gas consulting professionals.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company uses the information obtained from the reserve calculation in determining the depreciation of assets used in oil and gas areas, and in assessing their recoverability (see Notes 3.2.1, 3.2.2, 13 and 35).

3.2.6 Share-based payments

The fair value estimate of share-based payments requires the determination of the most appropriate valuation model, which depends on the terms and conditions of the award. This estimate also requires the assessment of the most appropriate input for the valuation model, including the remaining life of stock options, volatility, dividend yield and the assumptions made regarding these inputs.

To measure the fair value of share-based payments at grant date, the Company employs the Black & Scholes model. The carrying amount, hypotheses and models used in estimating the fair value of transactions involving share-based payments are disclosed in Note 34.

Note 4. Segment information

The CODM is in charge of allocating resources and assessing the performance of the operating segment. It supervises operating profit / (loss) and the performance of the indicators related to its oil and gas properties on an aggregate basis to make decisions regarding the location of resources, negotiate with international suppliers and determine the method for managing contracts with customers.

The CODM considers as a single segment the exploration and production of crude oil, natural gas and LPG (including E&P commercial activities), through its own activities, subsidiaries and interests in joint operations and based on the nature of the business, customer portfolio and risks involved. The Company aggregated no segment as it has only one.

For the years ended December 31, 2021, and 2020, the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.

The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these consolidated financial statements.

The following chart summarizes noncurrent assets per geographical area:

	As of December 31, 2021	As of December 31, 2020
Argentina	1,260,851	1,086,308
Mexico	47,837	18,468

Total noncurrent assets	1,308,688	1,104,776

Note 5. Revenue from contracts with customers

	Year ended December 31, 2021	Year ended December 31, 2020
Goods sold	652,187	273,938

Total revenue from contracts with customers	652,187	273,938

Recognized at a point in time	652,187	273,938

The Company’s transactions and main revenue are described in Note 2.4.7. Revenue is derived from contracts with customers.

5.1 Information broken down by revenue from contracts with customers

Type of products	Year ended December 31, 2021	Year ended December 31, 2020
Revenues from crude oil sales	593,060	236,596
Revenues from natural gas sales	54,301	33,575
Revenues from LPG sales	4,826	3,767

Total revenue from contracts with customers	652,187	273,938

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Distribution channels	Year ended December 31, 2021	Year ended December 31, 2020
Refineries	410,904	141,672
Exports from crude oil	182,156	94,924
Natural gas for electric power generation	18,461	2,275
Retail natural gas distribution companies	18,351	13,809
Industries (1)	17,489	17,491
LPG sales	4,826	3,767

Total revenue from contracts with customers	652,187	273,938

(1)	During the year ended December 31, 2021, including 169 related to exports of natural gas.

5.2 Performance obligations

The Company’s performance obligations are related to the transfer of goods to customers. The E&P business involves all the activities related to oil and natural gas exploration, development and production. Revenue is mainly derived from the sale of produced oil, natural gas and LPG to third parties at a point in time.

Note 6. Cost of sales

6.1 Operating costs

	Year ended December 31, 2021	Year ended December 31, 2020
Fees and compensation for services	53,024	46,218
Salaries and payroll taxes	16,591	12,593
Consumption of materials and spare parts	15,912	11,181
Easements and fees	9,572	8,222
Employee benefits	4,877	3,867
Transport	3,274	2,351
Other	3,873	3,586

Total operating costs	107,123	88,018

6.2 Crude oil stock fluctuation

	Year ended December 31, 2021	Year ended December 31, 2020
Crude oil stock at beginning of year (Note 19)	6,127	3,032
Less: Crude oil stock at end of year (Note 19)	(5,222)	(6,127)

Total crude oil stock fluctuation	905	(3,095)

Note 7. Selling expenses

	Year ended December 31, 2021	Year ended December 31, 2020
Transport	19,554	10,395
Taxes, rates and contributions	13,921	6,014
Tax on bank account transactions	6,061	3,033
Fees and compensation for services (1)	2,806	4,603
Allowance / (Reversal) of the expected credit loss (Note 17)	406	(22)

Total selling expenses	42,748	24,023

(1)	Including 1,651 and 4,367 for crude storage during the years ended December 31, 2021, and 2020, respectively.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 8. General and administrative expenses

	Year ended December 31, 2021	Year ended December 31, 2020
Salaries and payroll taxes	14,130	8,882
Share-based payments	10,592	10,494
Employee benefits	8,236	4,984
Fees and compensation for services	7,412	6,466
Institutional promotion and advertising	2,237	1,215
Taxes, rates and contributions	1,311	740
Other	1,940	1,137

Total general and administrative expenses	45,858	33,918

Note 9. Exploration expenses

	Year ended December 31, 2021	Year ended December 31, 2020
Geological and geophysical expenses	561	646

Total exploration expenses	561	646

Note 10. Other operating income and expenses

10.1 Other operating income

	Year ended December 31, 2021	Year ended December 31, 2020
Gain from assets disposal (1)	9,999	—
Gain from farmout agreement (Note 1.2)	9,050	—
Other services charges (2)	3,971	3,924
Bargain purchase on business combination (Note 32)	—	1,383
Other	265	266

Total other operating income	23,285	5,573

(1)

Including (i) 9,788 related to the transfer of working interest in CASO; (ii) 198 related to the transfer of Mexico’s exploration assets, and; (iii) 13 related to the expiry of concession in Sur Río Deseado Este area (see Note 1.3, 1.4 and 30.3.9).

(2)	Services not directly related to the Company’s main activity.

10.2 Other operating expenses

	Year ended December 31, 2021	Year ended December 31, 2020
Restructuring expenses (1)	(2,281)	(3,469)
Reorganization expenses	(3)	(1,417)
Provision for environmental remediation (Note 22.2)	(1,029)	(463)
Provision for contingencies (Note 22.3)	(652)	(267)
(Allowance) / Reversal provision for materials and spare parts	(249)	627

Total other operating expenses	(4,214)	(4,989)

(1)	The Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.

Note 11. Financial results

11.1 Interest income

	Year ended December 31, 2021	Year ended December 31, 2020
Financial interest	65	822

Total interest income	65	822

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

11.2 Interest expense

	Year ended December 31, 2021	Year ended December 31, 2020
Borrowings interest (Note 18.2)	(50,660)	(47,923)

Total interest expense	(50,660)	(47,923)

11.3 Other financial results

	Year ended December 31, 2021	Year ended December 31, 2020
Amortized cost (Note 18.2)	(4,164)	(2,811)
Changes in the fair value of warrants (Note 18.5.1)	(2,182)	16,498
Net changes in foreign exchange rate	14,328	3,068
Discount of assets and liabilities at present value	(2,300)	(3,432)
Impairment of financial assets	—	(4,839)
Changes in the fair value of financial assets	5,061	(645)
Interest expense on lease liabilities (Note 15)	(1,079)	(1,641)
Discount for well plugging and abandonment (Note 22.1)	(2,546)	(2,584)
Remeasurements of borrowings (1) (Note 18.2)	(19,163)	—
Other	4,851	633

Total other financial results	(7,194)	4,247

(1)	Related to borrowings in UVA, adjusted by CER.

Note 12. Earnings / (loss) per share a) Basic

Basic earnings (loss) per share is calculated by dividing the Company’s profit or loss by the weighted average number of ordinary shares outstanding during the year.

b)	Diluted

Diluted earnings (loss) per share is calculated by dividing the Company’s profit or loss by the weighted average number of ordinary shares outstanding during the year , plus the weighted average of dilutive potential ordinary shares.

Potential ordinary shares will be considered dilutive when their conversion to ordinary shares may reduce earnings per share or increase losses per share. They will be considered antidilutive when their conversion to ordinary shares may result in an increase in earnings per share or a reduction in loss per share.

The calculation of diluted earnings (loss) per share does not involve a conversion; the exercise or other issue of shares that may have an antidilutive effect on loss per share, or when the exercise price is higher than the average price of ordinary shares during the year, no dilution effect is booked, as diluted earnings (loss) per share is equal to basic earnings (loss) per share.

	Year ended December 31, 2021	Year ended December 31, 2020
Profit / (loss) for the year, net	50,650	(102,749)
Weighted average number of ordinary shares	88,242,621	87,473,056

Basic earnings / (loss) per share (in US dollars per share)	0,574	(1,175)

	Year ended December 31, 2021	Year ended December 31, 2020
Profit / (loss) for the year, net	50,650	(102,749)
Weighted average number of ordinary shares	93,273,978	87,473,056

Diluted earnings / (loss) per share (in US dollars per share)	0,543	(1,175)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2021, the Company holds the following ordinary shares that, on the date of this consolidated financial statements, are currently out of the money. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted earnings / (loss) per share:

i.	21,666,667 Series A shares related to 65,000,000 Series A warrants (See Note 18.3);

ii.	9,893,333 Series A shares related to 29,680,000 warrants (See Note 18.3);

iii.	1,666,667 Series A shares related to 5,000,000 securities (Forward Purchase Agreement or “FPA”) (See Note 18.3);

iv.	3,957,518 Series A shares to be used in the LTIP.

There were no other transactions involving ordinary shares or dilutive potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Property, plant and equipment

The changes in property, plant and equipment for the year ended December 31, 2020 are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties	Production wells and facilities	Works in progress	Materials and spare parts	Total
Cost

Amounts as of December 31, 2019	2,445	20,411	353,076	658,690	75,525	27,454	1,137,601

Additions (1)	11	133	—	2,197	186,230	37,317	225,888
Transfers	—	1,410	—	216,536	(182,199)	(35,747)	—
Disposals (2)	—	(123)	—	(366)	—	(173)	(662)
Impairment of long -lived assets (3)	—	—	—	(394)	—	—	(394)

Amounts as of December 31, 2020	2,456	21,831	353,076	876,663	79,556	28,851	1,362,433

Accumulated depreciation

Amounts as of December 31, 2019	(89)	(3,838)	(19,489)	(197,119)	—	—	(220,535)

Depreciation	(187)	(3,731)	(13,884)	(121,941)	—	—	(139,743)
Eliminated of disposals	—	103	—	—	—	—	103

Amounts as of December 31, 2020	(276)	(7,466)	(33,373)	(319,060)	—	—	(360,175)

Net value

Amounts as of December 31, 2020	2,180	14,365	319,703	557,603	79,556	28,851	1,002,258

(1)	Additions includes 2,018 related to Business Combination mentioned in Note 32.
(2)	Disposals of wells and production facilities related to the reestimation of assets retirement obligation.
(3)	See Note 3.2.2 for the details on impairment testing of oil and gas properties.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The changes in property, plant and equipment for the year ended December 31, 2021 are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties		Production wells and facilities	Works in progress	Materials and spare parts	Total
Cost

Amounts as of December 31, 2020	2,456	21,831	353,076		876,663	79,556	28,851	1,362,433

Additions	253	106	30,076	(1)	7,343 (3)	287,815	28,626	354,219
Transfers	—	2,111	—		296,624	(269,161)	(29,574)	—
Disposals	—	(665)	(997	)(2)	—	—	(107)	(1,769)
Incorporation for the acquisition of AFBN assets (4)	—	—	69,693		—	—	—	69,693
Assets disposals (5)	—	(313)	(5,557)		(5,931)	(6,965)	—	(18,766)

Amounts as of December 31, 2021	2,709	23,070	446,291		1,174,699	91,245	27,796	1,765,810

Accumulated depreciation

Amounts as of December 31, 2020	(276)	(7,466)	(33,373)		(319,060)	—	—	(360,175)

Depreciation	(18)	(3,915)	(20,579)		(159,637)	—	—	(184,149)
Disposals	—	525	115	(2)	—	—	—	640
Assets disposals (5)	—	22	214		1,620	—	—	1,856

Amounts as of December 31, 2021	(294)	(10,834)	(53,623)		(477,077)	—	—	(541,828)

Net value

Amounts as of December 31, 2021	2,415	12,236	392,668		697,622	91,245	27,796	1,223,982

(1)

Related to transferred of “Exploration rights” of operated area CS-01 in Mexico from “Other intangible assets” (see Note 1.4). This transaction did not generate cash flows, or significant depreciation charges for the year ended December 31, 2021.

(2)	Related to the farmout agreement (see Note 1.2).
(3)	Including 2,112 related to the re-estimation of well plugging and abandonment. This transaction did not generate cash flows.
(4)	These additions did not generate cash flows (see Note 1.5).
(5)	Including 11,784 of net disposal for the transfer of working interest in CASO; and 5,126 related to the transfer of Mexico’s exploration assets that did not generate cash flows (see Note 1.3 and 1.4).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 14. Goodwill and other intangible assets

Below are the changes in goodwill and other intangible assets for the year ended December 31, 2020:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights	Total
Cost

Amounts as of December 31, 2019	28,484	6,941	29,403	36,344
Additions	—	3,664	—	3,664
Impairment of long -live assets (1)	—	—	(14,044)	(14,044)

Amounts as of December 31, 2020	28,484	10,605	15,359	25,964

Accumulated amortization
Amounts as of December 31, 2019	—	(2,315)	—	(2,315)
Amortization	—	(2,568)	—	(2,568)

Amounts as of December 31, 2020	—	(4,883)	—	(4,883)

Net value

Amounts as of December 31, 2020	28,484	5,722	15,359	21,081

(1)	See Note 3.2.2.

Below are the changes in goodwill and other intangible assets for the year ended December 31, 2021:

			Other intangible assets
	Goodwill		Software licenses	Exploration rights		Total
Cost

Amounts as of December 31, 2020	28,484		10,605	15,359		25,964

Additions	—		1,611	—		1,611
Disposals	(68	)(1)	—	(30,076	)(2)	(30,076)
Acquisition of Mexico’s exploration assets	—		—	14,928	(3)	14,928
Disposal of Mexico’s exploration assets	—		—	(14,255	)(3)	(14,255)
Reversal of long-lived assets impairment	—		—	14,044	(4)	14,044

Amounts as of December 31, 2021	28,416		12,216	—		12,216

Accumulated amortization

Amounts as of December 31, 2020	—		(4,883)	—		(4,883)
Amortization	—		(3,455)	—		(3,455)

Amounts as of December 31, 2021	—		(8,338)	—		(8,338)

Net value

Amounts as of December 31, 2021	28,416		3,878	—		3,878

(1)	Related to the farmout agreement (see Note 1.2).
(2)	Related to exploration rights of operated area CS-01 in Mexico transferred to “Property, plant and equipment” (see Note 13). These transactions did not generate cash flows.
(3)	These transactions did not generate cash flows (see Note 1.4).
(4)	See Note 3.2.2.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Goodwill arises from the initial business combination, mainly due to the Company’s capacity to tap into unique synergies from managing a portfolio of acquired oil and existing plots of land.

As of December 31, 2021, it was allocated to the following CGUs in Argentina: (i) 22,874 to operated concessions of unconventional oil and gas exploration and production; and (ii) 5,542 to operated concessions of conventional oil and gas exploration and production. As of December 31, 2020, it was allocated to the following CGUs in Argentina: (i) 22,942 to operated concessions of unconventional oil and gas exploration and production; and (ii) 5,542 to operated concessions of conventional oil and gas exploration and production.

Software licenses are amortized over the 3-year estimated useful life.

Exploration rights are related to the acquisition of 50% of working interest in three oil and gas properties in which Jaguar and Pantera were licensees (Note 30.3.12). During the year ended December 31, 2020, an impairment charge was recognized in exploration and evaluation assets in Mexico for 14,044 related to the CGU of operated concessions of unconventional oil and gas.

During the year ended December 31, 2021, the Company recognized a reversal in impairment of exploration and evaluation assets for 14,044 related to the CGU of operated concessions of conventional oil and gas in Mexico. In addition, exploration rights were transferred to “Property, plant and equipment” under “Oil & gas properties” as the technical and commercial feasibility of these assets was determined.

Note 15. Right-of-use assets and lease liabilities

The carrying amount of the Company’s right-of-use assets and lease liabilities, as well as the changes for the years ended in December 2021 and 2020, are detailed below:

	Right-of-use assets
	Buildings	Plant and machinery	Total	Total lease liabilities
Amounts as of December 31, 2019	2,060	14,564	16,624	(16,767)
Additions	114	17,273	17,387	(17,470)
Re-estimations	(257)	(3,671)	(3,928)	3,901
Depreciation (1)	(598)	(6,907)	(7,505)	—
Payments	—	—	—	9,067
Interest expenses (2)	—	—	—	(2,412)

Amounts as of December 31, 2020	1,319	21,259	22,578	(23,681)

(1)	Including the depreciation of drilling services capitalized as “works in progress” for 2,142.
(2)	Including drilling agreements capitalized as “works in progress” for 771.

	Right-of-use assets
	Buildings	Plant and machinery	Total	Total lease liabilities
Amounts as of December 31, 2020	1,319	21,259	22,578	(23,681)
Additions	—	7,162	7,162	(7,162)
Re-estimations	367	1,958	2,325	(2,242)
Depreciation (1)	(475)	(5,136)	(5,611)	—
Payments	—	—	—	8,911
Interest expenses (2)	—	—	—	(2,900)

Amounts as of December 31, 2021	1,211	25,243	26,454	(27,074)

(1)	Including the depreciation of drilling services capitalized as “works in progress” for 1,902.
(2)	Including drilling agreements capitalized as “works in progress” for 1,821.

In line with note 2.4.3, short-term and low-value leases were recognized under “General and administrative expenses” in the statements of profit or loss and other comprehensive income for 152 and 131 for the years ended December 31, 2021, and 2020, respectively.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 16. Deferred income tax assets and liabilities, and income tax expense

Deferred income tax assets and liabilities break down as follows:

	As of January 1, 2020	Profit (loss)	Other changes in equity	Other comprehensive income (loss)	As of December 31, 2020
Short-term investments	523	(658)	—	—	(135)
Employee benefit	1,627	(876)	—	114	865
Share-based payments	1,166	(1,166)	—	—	—
Tax losses and other unused tax credits (1)	7,345	29,004	—	—	37,479
Provisions	6,860	(4,387)	—	—	2,473
Right-of-use assets, net	65	199	—	—	264

Assets for deferred income tax	17,586	22,116	—	114	40,946

Property, plant and equipment	(138,068)	4,157	—	—	(133,911)
Trade and other receivables	(443)	(118)	—	—	(561)
Intangible assets	(771)	771	—	—	—
Inventories	(1,351)	529	—	—	(822)
Payment of borrowings costs	—	(1,212)	—	—	(1,212)
Other	(3)	—	—	—	(3)
Credit for static and dynamic adjustment for inflation	(23,493)	(15,946)	—	—	(39,439)

Liabilities for deferred income tax	(164,129)	(11,819)	—	—	(175,948)

Deferred income tax, net	(146,543)	10,297	—	114	(135,002)

	As of January 1, 2021	Profit (loss)	Other changes in equity	Other comprehensive income (loss)	As of December 31, 2021
Short-term investments	(135)	(1,790)	—	—	(1,925)
Employee benefit	865	—	—	2,048	2,913
Tax losses and other unused tax credits (1)	37,479	(30,507)	—	—	6,972
Provisions	2,473	4,792	—	—	7,265
Right-of-use assets, net	264	(103)	—	—	161

Assets for deferred income tax	40,946	(27,608)	—	2,048	15,386

Property, plant and equipment	(133,911)	(16,875)	—	—	(150,786)
Trade and other receivables	(561)	2,345		—	1,784
Inventories	(822)	(447)	—	—	(1,269)
Payment of borrowings costs	(1,212)	(13)	—	—	(1,225)
Other	(3)	(498)	—	—	(501)
Credit for static and dynamic adjustment for inflation	(39,439)	3,401	—	—	(36,038)

Liabilities for deferred income tax	(175,948)	(12,087)	—	—	(188,035)

Deferred income tax, net	(135,002)	(39,695)	—	2,048	(172,649)

(1)

As of December 31, 2020 and 2021, the Company has recognized Net Operating Loss (“NOL”) based on a recoverability analysis of expected future taxable income in the following years, generated in Argentina and Mexico, respectively.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Deferred income tax assets and liabilities are offset in the following cases: (i) when there is a legally enforceable right to offset tax assets and liabilities; and (ii) when deferred income tax charges are related to the same tax authority. The following amounts are disclosed in the consolidated statement of financial position:

	As of December 31, 2021	As of December 31, 2020
Deferred income tax assets, net	2,771	565

Deferred income tax assets, net	2,771	565

	As of December 31, 2021	As of December 31, 2020
Deferred income tax liabilities, net	175,420	135,567

Deferred income tax liabilities, net	175,420	135,567

Income tax breaks down as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Current income tax
Current income tax (expense)	(62,419)	(184)
Deferred income tax
Deferred income tax relating to origination and reversal of temporary differences (expense) / benefit	(39,695)	10,297

Income tax (expense) / benefit reported in the consolidated statements of profit or loss	(102,114)	10,113

Deferred tax charged to OCI	2,048	(114)

Total income tax (expense) / benefit	(100,066)	9,999

Below is the reconciliation between income tax expense and the amount resulting from the application of the tax rate to profit / (loss) before income tax:

	Year ended December 31, 2021	Year ended December 31, 2020
Profit / (Loss) before income tax	152,764	(112,862)
Effective income tax rate	30%	30%

Income tax at the effective tax rate pursuant to effective tax regulations	(45,829)	33,859

Items that adjust income tax (expense) / benefit:
Nondeductible expenses	(6,600)	(2,449)
Inflation adjustment	(98,348)	(32,086)
Effect on the measurement of monetary and nonmonetary items at functional currency	86,724	24,628
Unrecognized tax losses and other assets	(4,047)	(7,039)
Effect of tax losses (1)	31,232	(179)
Effect related to statutory income tax rate change (2)	(67,312)	(6,384)
Application of tax credits	9,710	—
Effect related to the difference in tax rate other than Mexican statutory rate	(7,637)	—
Other	(7)	(237)

Total income tax benefit / (expense)	(102,114)	10,113

(1)	See Note 16.1.
(2)	Maily include effects of Note 33.1.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Some subsidiaries in Mexico carry accumulated tax losses not recognized for which no deferred tax asset has been recognized and which may recover provided that certain requirements are met. Below are the accumulated tax losses not recognized and their due dates:

	As of December 31, 2021	As of December 31, 2020
2027	—	4,324
2028	47,071	50,788
2029	13,781	22,999
As from 2030	2,062	11,701

Total accumulated tax losses not recognized	62,914	89,812

Moreover, the Company has other tax credits in Mexico that may be recovered up to 2025 for 1,024 as of December 31, 2020, these tax credits were recovered during the 2021 financial year.

Income tax liabilities break down as follows:

	As of December 31, 2021	As of December 31, 2020
Current
Income tax, net of withholdings and prepayments	44,625	—

Total current	44,625	—

16.1 Current income tax

The reform introduced by Law No. 27,541 in Argentina set forth that, for fiscal years beginning January 1, 2021, 100% of the adjustment for inflation be deducted or levied in the year in which it is determined (see Note 33.1).

For the fiscal year ended December 31, 2021, such adjustment for inflation generated a significant increase in the income tax base of Vista Argentina, a Company subsidiary, due to the disparity between the changes in the Consumer Price Index (“IPC”, by Spanish acronym) and the exchange rate during such period.

The Company considers that the application of this adjustment for inflation violates constitutional rights, principles and guarantees, as it levies fictitious profit, thus increasing the tax burden in a way which is constitutionally inadmissible pursuant to case law issued by the Argentine Supreme Court of Justice.

In addition, in this context, Vista Argentina recognized the effects of inflation upon applying accumulated tax losses to the income tax base for 2021.

Note 17. Trade and other receivables

	As of December 31, 2021	As of December 31, 2020
Noncurrent
Other receivables:
Prepayments, tax receivables and others:
Prepayments and other receivables	15,236	9,884
Value added tax (“VAT”)	4,010	5,562
Turnover tax	765	789
Income tax	—	11,995
Minimum presumed income tax	—	1,034

	20,011	29,264

Financial assets:
Loans to employees	199	546

	199	546

Total noncurrent trade and other receivables	20,210	29,810

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2021	As of December 31, 2020
Current
Trade:
Oil and gas accounts receivable (net of allowance of expected credit loss)	25,224	23,260

	25,224	23,260

Other receivables:
Prepayments, tax credits and other:
VAT	9,131	17,022
Prepaid expenses	3,633	3,228
Income tax	860	254
Turnover tax	42	406

	13,666	20,910
Financial assets:
Receivables from joint operations	2,286	24
Accounts receivable from third parties	2,025	1,974
Gas IV Plan (Note 2.5.3.2)	1,729	—
Advances to directors and loans to employees	491	499
LPG price stability program	293	322
RI program (Note 2.5.3.1)	—	4,012
Other	382	18

	7,206	6,849

Other receivables	20,872	27,759

Total current trade and other receivables	46,096	51,019

Due to the short-term nature of current trade and other receivables, their carrying amount is considered similar to their fair value. The fair values of noncurrent trade and other receivables do not differ significantly from their carrying amounts either.

In general, accounts receivable have a 15-day term for sales of crude oil and a 50-day term for sales of natural gas and LPG.

The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties or that there is no realistic probability of recovery; for example, when the debtor goes into liquidation or files for bankruptcy proceedings. None of the trade and other receivables that were derecognized are subject to compliance activities. The Company recognized an expected credit loss allowance for all accounts receivable that are 90 days past due because, based on its history, these accounts receivable are generally not recovered.

As of December 31, 2021 and 2020 provision for expected credit losses was recorder for 406 and 3 respectively.

The changes in the allowance for expected credit losses of trade and other receivables are as follows:

	As of December 31, 2021	As of December 31, 2020
Amounts at beginning of year	(3)	(100)
Disposal (1)	(406)	89
Foreign exchange differences	3	8

Amounts at end of year	(406)	(3)

(1)	As of December 31, 2021, and 2020 including 406 and 22 related to (allowance) / reversal for expected credit losses, respectively (Note 7).

As of the date of these consolidated financial statements, maximum exposure to credit risk is related to the carrying amount of each class of accounts receivable.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 18. Financial assets and liabilities

18.1 Borrowings

	As of December 31, 2021	As of December 31, 2020
Noncurrent
Borrowings	447,751	349,559

Total noncurrent	447,751	349,559

Current
Borrowings	163,222	190,227

Total current	163,222	190,227

Total Borrowings	610,973	539,786

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of December 31, 2021	As of December 31, 2020
Fixed interest
Less than 1 year	109,016	113,174
From 1 to 2 years	112,860	105,652
From 2 to 5 years	214,491	134,623
Over 5 years	75,468	—

Total	511,835	353,449

Variable interest
Less than 1 year	54,206	77,053
From 1 to 2 years	44,932	64,352
From 2 to 5 years	—	44,932

Total	99,138	186,337

Total Borrowings	610,973	539,786

See Note 18.5.2 for information on the fair value of the borrowings.

The carrying amount of borrowings effective as of December 31, 2021, is as follows:

Subsidiary	Bank	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	Carrying amount
	Banco Galicia, Banco					LIBOR
Vista Argentina	Itaú Unibanco, Banco Santander Rio and	July, 2018	US	150,000	Variable	+ 4.5% (1)	July, 2023	184,581
	Citibank NA (1)			150,000	Fixed	8%
Vista Argentina	Banco BBVA S.A.	July, 2019	US	15,000	Fixed	9.40%	July, 2022	5,081
Vista Argentina	Santander International	January, 2021	US	11,700	Fixed	1.80%	January, 2026	137	(2)
Vista Argentina	Santander International	July, 2021	US	43,500	Fixed	2.05%	July, 2026	60	(2)
Vista Argentina	Bolsas y Mercados Argentinos S.A.	December, 2021	ARS	917,892	Fixed	32%	March, 2022	3,191	(3)

(1)	As of December 31, 2021, the Company should meet the following financial ratios according to the parameters defined in the loan agreement:
(i)	The ratio of consolidated net debt to consolidated EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization.”)
(ii)

The consolidated interest coverage rate as of the last day of every tax quarter. The consolidated interest coverage rate is the proportion of (a) consolidated EBITDA to (b) consolidated interest expenses for the period.

This credit facility includes covenants restricting, but not prohibiting, among other things, Vista Argentina, Vista Holding I, Vista Holding II, Aluvional S.A. and AFBN S.R.L. and the Company’s ability to: (i) incur or guarantee additional debt; (ii) create liens on its assets to secure debt; (iii) dispose of assets (iv) merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its assets; (v) change their existing line of business (vi) declare or pay any dividends or return any capital; (vii) make investments; (viii) enter into transactions with affiliates; and (ix) change their existing accounting practices.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2021, and 2020, there was no non-compliance of said affirmative, negative and financial covenants.

For more information related to LIBOR, see Note 2.2.

(2)	The carrying amount related to interest and the principal is collateralized.
(3)	Net amount of 6,793 from short-term investments granted as securities.

Moreover, Vista Argentina issued nonconvertible debt securities, under the name “Programa de Notas” approved by the National Securities Commission in Argentina (“CNV” by its Spanish acronym). The following chart shows the carrying amount of negotiable obligations (“ON” by its Spanish acronym) effective as of December 31, 2021:

Subsidiary	Instrument	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	Carrying amount
Vista Argentina	ON II	August, 2019	US	50,000	Fixed	8.50%	August, 2022	50,492
Vista Argentina	ON III	February, 2020	US	50,000	Fixed	3.50%	February, 2024	50,316
Vista Argentina	ON IV (1)	August, 2020	ARS	725,650	Variable	Badlar + 1.37%	February, 2022	7,427
		August, 2020	US	20,000	Fixed	0%	August, 2023	19,869
Vista Argentina	ON V
		December, 2020	US	10,000	Fixed	0%	August, 2023	9,931
Vista Argentina	ON VI	December, 2020	US	10,000	Fixed	3.24%	December, 2024	9,940
Vista Argentina	ON VII	March, 2021	US	42,371	Fixed	4.25%	March, 2024	41,970
Vista Argentina	ON VIII	March, 2021	ARS (2)	3,054,537	Fixed	2.73%	September, 2024	40,888
Vista Argentina	ON IX	June, 2021	US	38,787	Fixed	4.00%	June, 2023	38,551
Vista Argentina	ON X	June, 2021	ARS (2)	3,104,063	Fixed	4.00%	March, 2025	36,891
Vista Argentina	ON XI	August, 2021	US	9,230	Fixed	3.48%	August, 2025	9,196
Vista Argentina	ON XII	August, 2021	US	100,769	Fixed	5.85%	August, 2031	102,452

(1)	See Note 36.
(2)	Amount in UVA, adjusted by CER (see Note 11.3).

Under the aforementioned program, Vista Argentina may list and issue debt securities in Argentina for a total principal up to 800,000 or its equivalent in other currencies at any time.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

18.2	Changes in liabilities from financing activities

Changes in the borrowings were as follows:

	As of December 31, 2021	As of December 31, 2020
Amounts at beginning of year	539,786	451,413
Proceeds from borrowings (1)	361,203	198,618
Borrowings interest (Note 11.2) (2)	50,660	47,923
Payment of borrowings costs	(3,326)	(2,259)
Payment of borrowings interest	(54,636)	(43,756)
Payment of borrowings principal	(284,695)	(98,761)
Amortized cost (Note 11.3) (2)	4,164	2,811
Remeasurement in borrowings (Note 11.3) (2)	19,163	—
Changes in foreign exchange rate (2)	(21,346)	(16,203)

Amounts at end of year	610,973	539,786

(1)

As of December 31, 2021, including 358,093 from borrowings received and 3,110 from the release of government bonds granted as security of prior loans. and as of December 31, 2020 including 201,728 nets of 3,110 of government bonds in guarantees. These transactions did not generate cash flows.

(2)	These transactions did not generate cash flows.

18.3	Warrants

Along with the issuance of Series A ordinary shares in the IPO, the Company placed 65,000,000 warrants to purchase a third of Series A ordinary shares at an exercise price of 11.50 US/share (the “Series A warrants.”) They expire on April 4, 2023, or earlier if after the exercise option the closing price of a Series A share is equal to or higher than the amount in Argentine pesos equal to US 18.00 during 20 trading days within a 30-day trading, and the Company opts for the early termination of the exercise term. Should the Company opt for the early termination, it will be entitled to declare that Series A warrants will be exercised “with no payment in cash.” Should the Company opt for the exercise with no payment in cash, the holders of Series A warrants that choose to exercise the option should deliver and receive a variable number of Series A shares resulting from the formula established in the deed of issue of warrants that captures the average of the equivalent in US dollars of the closing price of Series A shares during a 10-day period.

Almost at the same time, the Company’s promoters purchased 29,680,000 warrants to purchase a third of Series A ordinary shares at an exercise price of 11.50 US/share (the “warrants”) for 14,840 in a private placement made at the same time as the IPO closing in Mexico. Warrants are identical and fungible with Series A warrants; however, the former could have differences regarding the early termination and may be exercised for cash or no cash for a variable number of Series A shares at the discretion of the Company’s promoters or authorized assignees. If warrants are held by other persons, then they will be exercised on the same basis as the other securities.

The warrants exercise period began on August 15, 2018.

On February 13, 2019, the Company completed the sale of 5,000,000 warrants for the purchase of a third of Series A ordinary shares in agreement with the forward purchase agreement and certain subscription commitment at an exercise price of 11.50 US/share (the “warrants”).

As of December 31, 2021, and 2020, no warrant holder has exercised their right.

The liability for warrants will eventually be part of the Company’s equity (Series A ordinary shares) when the securities are exercised or will be extinguished once pending securities expire and will not give rise to a cash disbursement by the Company.

	As of December 31, 2021	As of December 31, 2020
Noncurrent
Warrants	2,544	362

Total noncurrent	2,544	362

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

18.4	Financial instruments by category

The following chart includes the financial instruments broken down by category:

As of December 31, 2021	Financial assets / liabilities at amortized cost	Financial assets / liabilities FVTPL	Total financial assets / liabilities
Assets
Defined benefit asset’s plan (Note 23)	7,594	—	7,594
Trade and other receivables (Note 17)	199	—	199

Total noncurrent financial assets	7,793	—	7,793

Cash, bank balances and short-term investments (Note 20)	185,546	129,467	315,013
Trade and other receivables (Note 17)	32,430	—	32,430

Total current financial assets	217,976	129,467	347,443

Liabilities
Borrowings (Note 18.1)	447,751	—	447,751
Trade and other payables (Note 26)	50,159	—	50,159
Warrants (Note 18.3)	—	2,544	2,544
Lease liabilities (Note 16)	19,408	—	19,408

Total noncurrent financial liabilities	517,318	2,544	519,862

Borrowings (Note 18.1)	163,222	—	163,222
Trade and other payables (Note 26)	138,482	—	138,482
Lease liabilities (Note 16)	7,666	—	7,666

Total current financial liabilities	309,370	—	309,370

As of December 31, 2020	Financial assets / liabilities at amortized cost	Financial assets / liabilities FVTPL	Total financial assets / liabilities
Assets
Defined benefit asset’s plan (Note 23)	8,004	—	8,004
Trade and other receivables (Note 17)	546	—	546

Total noncurrent financial assets	8,550	—	8,550

Cash, bank balances and short-term investments (Note 20)	170,851	32,096	202,947
Trade and other receivables (Note 17)	30,109	—	30,109

Total current financial assets	200,960	32,096	233,056

Liabilities
Borrowings (Note 18.1)	349,559	—	349,559
Warrants (Note 18.3)	—	362	362
Lease liabilities (Note 16)	17,498	—	17,498

Total noncurrent financial liabilities	367,057	362	367,419

Borrowings (Note 18.1)	190,227	—	190,227
Trade and other payables (Note 26)	118,619	—	118,619
Lease liabilities (Note 16)	6,183	—	6,183

Total current financial liabilities	315,029	—	315,029

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Below are income, expenses, profit, or loss from each financial instrument:

For the year ended December 31, 2021:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at FVTPL	Total
Interest income (Note 11.1)	65	—	65
Interest expense (Note 11.2)	(50,660)	—	(50,660)
Amortized cost (Note 11.3)	(4,164)	—	(4,164)
Changes in the fair value of warrants (Note 11.3)	—	(2,182)	(2,182)
Net changes in foreign exchange rate (Note 11.3)	14,328		14,328
Discount of assets and liabilities at present value (Note 11.3)	(2,300)		(2,300)
Changes in the fair value of financial assets (Note 11.3)	—	5,061	5,061
Interest expense on lease liabilities (Note 11.3)	(1,079)	—	(1,079)
Discount for well plugging and abandonment (Note 11.3)	(2,546)	—	(2,546)
Remeasurements of borrowings (Note 11.3)	(19,163)	—	(19,163)
Other (Note 11.3)	4,851	—	4,851

Total	(60,668)	2,879	(57,789)

For the year ended December 31, 2020:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at FVTPL	Total
Interest income (Note 11.1)	822	—	822
Interest expense (Note 11.2)	(47,923)	—	(47,923)
Amortized cost (Note 11.3)	(2,811)	—	(2,811)
Changes in the fair value of warrants (Note 11.3)	—	16,498	16,498
Net changes in foreign exchange rate (Note 11.3)	3,068	—	3,068
Discount of assets and liabilities at present value (Note 11.3)	(3,432)	—	(3,432)
Impairment of financial assets (Note 11.3)	(4,839)	—	(4,839)
Changes in the fair value of financial assets (Note 11.3)	—	(645)	(645)
Interest expense on lease liabilities (Note 11.3)	(1,641)	—	(1,641)
Discount for well plugging and abandonment (Note 11.3)	(2,584)	—	(2,584)
Other (Note 11.3)	633	—	633

Total	(58,707)	15,853	(42,854)

18.5 Fair value

This note includes information on the Company’s method for assessing the fair value of its financial assets and liabilities.

18.5.1 Fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis

The Company classifies the measurements at fair value of financial instruments using a fair value hierarchy, which shows the relevance of the variables applied to carry out these measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices).

•	Level 3: data on the asset or liability that are based on information that cannot be observed in the market (that is, non-observable data).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following chart shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2021 and 2020:

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short term investments	129,467	—	—	129,467

Total assets	129,467	—	—	129,467

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	2,544	2,544

Total liabilities	—	—	2,544	2,544

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short term investments	32,096	—	—	32,096

Total assets	32,096	—	—	32,096

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	362	362

Total liabilities	—	—	362	362

The value of financial instruments traded in active markets is based on quoted market prices as of the date of these accompanying consolidated financial statements. A market is considered active when quoted prices are available regularly through a stock exchange, a broker, a specific sector entity or regulatory agency, and these prices reflect regular and current market transactions between parties at arm’s length. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in Level 1.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. These valuation techniques maximize the use of observable market data, when available, and minimize the use of Company’s specific estimates. Should all significant variables used to establish the fair value of a financial instrument be observable, the instrument is included in Level 2.

Should one or more variables used in determining the fair value not be observable in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2021 and 2021.

The fair value of warrants is determined using the Black & Scholes model considering the expected volatility of the Company’s ordinary shares upon estimating the future volatility of Company share price. The risk-free interest rate for the expected useful life of warrants is based on the available return of benchmark government bonds with an equivalent remainder term upon the grant. The expected life is based on the contractual terms.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following assumptions were used in estimating the fair value of warrants as of December 31, 2021 and 2020:

	As of December 31, 2021	As of December 31, 2020
Annualized volatility	39.94%	40.21%
Risk free domestic interest rate	7.15%	4.34%
Risk free foreign interest rate	0.55%	0.13%
Remainder period in years	1.29 years	2.29 years

It is a recurring Level 3 fair value measurement. The key Level 3 inputs used by Management to assess fair value are market price and expected volatility. As of December 31, 2021: (i) should market price increase by 0,10 it would increase the obligation by about 277; (ii) should market price decrease by 0,10 it would drop the obligation by about 258; (iii) should volatility increase by 50 basis points, it would rise the obligation by about 135 and; (iv) should volatility slip by 50 basis points, it would reduce the obligation by about 133.

Also, as of December 31, 2020: (i) should market price increase by 0,10 it would increase the obligation by about 76; (ii should market price decrease by 0,10 it would drop the obligation by about 66; (iii) should volatility increase by 50 basis points, it would rise the obligation by about 32; and (iv) should volatility slip by 50 basis points, it would reduce the obligation by about 31.

Reconciliation of level 3 measurements at fair value:

	As of December 31, 2021	As of December 31, 2020
Warrants liability amount at beginning of year:	362	16,860
Loss / (profit) from changes in the fair value of warrants (Note 11.3)	2,182	(16,498)

Amounts at end of year (Note 18.3)	2,544	362

18.5.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)

Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the consolidated financial statements approximate to its fair values, as explained in the related notes.

As of December 31, 2021	Carrying amount	Fair value	Level
Liabilities
Borrowings	610,973	560,409	2

Total liabilities	610,973	560,409

As of December 31, 2020	Carrying amount	Fair value	Level
Liabilities
Borrowings	539,786	567,381	2

Total liabilities	539,786	567,381

18.6 Risk management objectives and policies concerning financial instruments

18.6.1 Financial risk factors

The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk and liquidity risk.

Financial risk management is included in the Company’s global policies, and it adopts a comprehensive risk management policy focused on tracking risks affecting the entire Company. This strategy aims at striking a balance between profitability targets and risk exposure levels. Financial risks are derived from the financial instruments to which the Company is exposed during period-end or as of every year-end.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company’s Financial Department, controls financial risk by identifying, assessing and covering financial risks The risk management systems and policies are reviewed regularly to show the changes in market conditions and the Company’s activities. This section includes a description of the main risks and uncertainties, which may adversely affect the Company’s strategy, performance, operational results and financial position.

18.6.1.1 Market risk

Exchange rate risk

The Company’s financial position and results of operations are sensitive to exchange rate changes between the US dollar and the ARS. As of December 31, 2021 and 2020, the Company performed foreign exchange currency hedge transactions, and the impact in the results of the year is recognized in “Other financial results”.

Most Company sales are denominated in US dollars, or the changes in sales follow the changes in the US dollar listed price.

During the years ended December 31, 2021, and 2020, the ARS depreciated by about 22% and 41%, respectively.

The following chart shows the sensitivity to a reasonable change in the exchange rates of the ARS to the US dollar while maintaining the remainder variables constant. Impact on profit before taxes is related to changes in the fair value of monetary assets and liabilities denominated in currencies other than the US dollar, the Company’s functional currency. The Company’s exposure to changes in foreign exchange rates for the remainder currencies is immaterial.

	As of December 31, 2021		As of December 31, 2020
Changes in rates in Argentine pesos	+/- 63%		+/- 50%
Effect on profit or loss	(69,835)	/69,835	(22,170)	/22,170
Effect on equity	(69,835)	/69,835	(22,170)	/22,170

Inflation in Argentina

As of December 31, 2021, and 2020, the 3-year cumulative inflation rate stood at about 216% and 200%, respectively.

Price risk

The Company’s financial instruments are not significantly exposed to the risks of hydrocarbon international prices due to current regulatory, economic and government policies, and the fact that domestic gas prices are not directly affected in the short tun by the changes in the international market.

Moreover, the Company’s investments in financial assets classified “at fair value through profit or loss” are sensitive to the risk of changes in market prices derived from uncertainties on the future value of these financial assets.

The Company estimates that provided that the remainder variables remain constant, a revaluation/(devaluation) of each market price detailed below will give rise to the following increase / (decrease) in profit / (loss) for the year before taxes in relation to the financial assets at fair value through profit or loss detailed in Note 18.5 to the consolidated financial statements:

	As of December 31, 2021	As of December 31, 2020
Changes in government bonds	+/- 10%	+/- 10%
Effect on profit before income tax	380 / (380)	163 / (163)

Changes in mutual funds	+/- 10%	+/- 10%
Effect on profit before income tax	12,567 / (12,567)	3,046 / (3,046)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Interest rate risk

For the years ended December 31, 2021, and 2020 the average interest rate was 40% and 38%, respectively.

The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.

Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to the potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of December 31, 2021, and 2020, about 16% and 35% of indebtedness was subject to variable interest rates. For the year ended December 31, 2021, and 2020, the variable interest rate of loans denominated in US dollars stood at 4.81% and 5.69%, respectively, and it amounted to 35.55% and 38.81%, respectively, for loans denominated in ARS.

The Company expects to lessen its interest rate exposure by analyzing and assessing (i) the different sources of liquidity available in domestic and international financial and capital markets (if available); (ii) alternative (fixed or variable) interest rates, currencies and contractual terms available for companies in a sector, industry and risk similar to the Company’s; and (iii) the availability, access and cost of interest rate hedge contracts. Hence, the Company assesses the impact on profit or loss of each strategy on the obligations that represent the main positions to the main interest-bearing positions.

In the case of fixed rates and in view of current market conditions, the Company considers that the risk of a major decrease in interest rates is low; therefore, it does not expect substantial fixed rate debt risk.

For the years ended December 31, 2021, and 2020, the Company did not use derivative financial instruments to mitigate interest rate risks.

18.6.1.2 Credit risk

The Company establishes credit limits according to Management definitions based on internal or external ratings. It performs ongoing credit assessments on the customers’ financial capacity, which minimizes the potential risk of doubtful accounts. The customer’s credit risk is managed according to the Company’s customer credit risk management policy, procedures and controls. Pending accounts receivable are monitored on a regular basis.

Credit risk represents the exposure to potential losses from customer noncompliance with the obligations assumed. This risk is mainly derived from economic and financial factors.

The Company established a reserve for expected credit losses that represents the best estimate of potential losses related to trade and other receivables.

The Company has the following credit risk concentration with respect to its interest in all receivables as of December 31, 2021, and 2020, and revenue per year.

	As of December 31, 2021	As of December 31, 2020
Percentages to total trade receivables:

Customers
Raizen Argentina S.A.	53%	25%
Trafigura Argentina S.A.	2%	25%
Camuzzi Gas Pampeana, S.A.	1%	13%

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	For the year ended December 31, 2021	For the period ended December 31, 2020
Percentages to revenue from contracts with customers perproduct:

Crude oil
Trafigura Argentina S.A.	40%	46%
Raizen Argentina S.A.	26%	17%
Valero Marketing and Supply Company	10%	—%
ENAP Refinerías S.A.	6%	12%
Trafigura Pte LTD	5%	17%

Natural Gas
Generación Mediterránea S.A.	15%	—%
Cía. Administradora del Mercado Mayorista Eléctrico S.A.	10%	—%
Rafael G. Albanesi S.A.	11%	22%
Camuzzi Gas Pampeana S.A.	3%	29%
Metroenergía S.A.	1%	13%

No other individual customer has an interest in total trade receivables or revenue exceeding 10% for the years reported.

The Company keeps no securities as insurance. It assesses risk concentration with respect to trade and other receivables as high because its customers are concentrated as detailed below.

Below is the information on the credit risk exposure of the Company’s trade receivables:

As of December 31, 2021	To fall due	<90 days	90–365 days	>365 days	Total
Days past due
Estimated total gross amount at default	23,729	1,495	406	—	25,630
Expected credit losses	—	—	(406)	—	(406)

					25,224

As of December 31, 2020	To fall due	<90 days	90–365 days	>365 days	Total
Days past due
Estimated total gross amount at default	18,236	5,024	3	—	23,263
Expected credit losses	—	—	(3)	—	(3)

					23,260

The credit risk of liquid funds and other financial investments is limited since the counterparties are banks with high credit ratings. If there are no independent risk ratings, the risk control area assesses the customer’s solvency based on prior experiences and other factors.

18.6.1.3 Liquidity risk

Liquidity risk is related to the Company’s capacity to finance its commitments and carry out its business plans with stable financial sources, indebtedness level and the maturity profile of the financial payable. The Company’s Finance department makes cash flow projections.

During the year ended December 31, 2020, and as the Company’s response to the effects of COVID-19 the Company and its subsidiaries Vista Argentina, Vista Holding I and Vista Holding II entered into several agreements to refinance 45,000 of the syndicated loan; deferral of payment of 4,500 originally due in 2020 to 2022; and incorporate several definitions and financial commitments were changed to consolidate the Group’s liquidity during this period of high global uncertainty.

Company Management supervises the updated projections on liquidity requirements to ensure the sufficiency of cash and liquid financial instruments to meet operating needs. The aim is to ensure that the Company does not violate the indebtedness levels or restrictions, if applicable, of any credit line. These projections consider the plans to finance the Company’s payable, compliance with restrictions and, if applicable, external regulatory or legal requirements, such as, for example, restrictions in the use of foreign currency.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Excess cash flow and the amounts above the working capital requirement are managed by the Company’s Finance department that invests the surplus in mutual funds and money market funds by choosing instruments with timely due dates and currencies and proper credit quality and liquidity to provide sufficient margin according to the aforementioned projections.

The Company diversifies its sources of funding between banks and capital markets and is exposed to refinancing risk upon expiry.

Below is the assessment of the Company’s liquidity risk as of December 31, 2021, and 2020:

	As of December 31, 2021	As of December 31, 2020
Current assets	375,070	267,836
Current liabilities	385,738	333,738

Liquidity index	0.972	0.803

The following table includes an analysis of the Company’s financial liabilities grouped according to their maturity dates and considering the remainder period until contractual expiry date as from the date of the financial statements.

The amounts included in the table are no discounted contractual cash flows.

As of December 31, 2021	Financial liabilities except borrowings	Borrowings	Total
To fall due:
Less than 1 year	146,148	163,222	309,370
From 1 to 2 years	58,372	157,792	216,164
From 2 to 5 years	9,688	214,491	224,179
Over 5 years	4,051	75,468	79,519

Total	218,259	610,973	829,232

As of December 31, 2020	Financial liabilities except borrowings	Borrowings	Total
To fall due:
Less than 1 year	124,802	190,227	315,029
From 1 to 2 years	5,733	170,004	175,737
From 2 to 5 years	12,127	179,555	191,682

Total	142,662	539,786	682,448

18.6.1.4 Other risks

Access to the foreign exchange market in Argentina

Below is the regulatory framework set by the Central Bank of Argentina (“BCRA” by Spanish acronym) during the year ended December 31, 2021, whereby it introduced certain restrictions and adjustments on hoarding and consumption of currencies other than the Argentine peso, and on the acquisition of currency that may be accessed by the Company:

(i)	Communiqué “A” 7196, as supplemented

On January 6, 2021, through Communiqué “A” 7196 (as amended by Communiqué “A” 7422 [hereinafter, “Communiqué 7422, as revised”]), the BCRA introduced a series of measures to loosen regulations aimed at favoring the swap or financing of private-sector payables abroad. Some of these measures are:

a)

the extension from 30 (thirty) to 45 (forty-five) calendar days of the expiry term to access the market for settling the principal and interest of financial payables abroad; or debt securities registered in an Argentine public registry denominated in foreign currency;

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

b)

fund arising from the collection of exports of goods and services made by the debtor may be accumulated in foreign or Argentine accounts to secure the settlement of the due dates of the debt agreed as from January 2021.

(ii)	Communiqué “A” 7218

On February 4, 2021, through Communiqué “A” 7218, (as amended by Communiqué 7422, as revised), the BCRA granted access to the exchange market to settle principal and interest of financial payables provided that the debtor evidence that the foreign currency was entered into Argentina and converted into Argentine pesos in the exchange market for an amount equal to the nominal amount of the financial payable abroad.

It also set forth that entities may also provide residents with access to the exchange market to settle abroad principal and interest of debt securities registered abroad, issued as from February 5, 2021, and that were partly subscribed in foreign currency in Argentina, provided that the following conditions are fully met:

a)

debtors show that they registered exports before debt securities were issued or that the placement funds were used to meet commitments abroad. If at least one of the aforementioned conditions is not met, the issuance has the BCRA’s prior approval.

b)	the average life of debt securities should not be less than 5 (five) years.

c)	the first payment of principal should not be registered before the 3 (three) years of issuance date.

d)	the local subscription should not exceed 25% (twenty-five percent) of the total subscription.

e)	as of the date of access, all funds subscribed abroad and in Argentina should be converted into Argentine pesos in the exchange market.

(iii)	Communiqué “A” 7416

On December 9, 2021, the BCRA issued Communiqué “A” 7416, whereby it extended the term of the restrictions to access the exchange market for certain financial payables.

In this sense, the BCRA requires that the Argentine banks and companies operating in the private sector that: (i) carry payables abroad (including negotiable obligations and borrowings), and (ii) have principal payments scheduled from January 1, 2022, through June 30, 2022, (the “relevant period”) submit a refinancing plan to the BCRA according to the following criteria:

a)	the net amount for which the debtor may access the foreign exchange market within the original terms should not exceed 40% of the principal amount that fell due in the relevant period, and

b)

the remainder 60% of principal payable during the relevant period should be refinanced by the original creditors through the extension of the principal payments that provide the new debt with an average life not lower than 2 years.

In addition, the refinancing system will be considered met when the debtor accesses the exchange market to settle principal for an amount exceeding 40% of original principal, provided that such debtor has a “certificate of increased exports of goods in 2021” issued in the context of the Communiqué, as revised, or has settlements in the exchange market as from October 9, 2020, for: (i) issuances of debt securities registered abroad or other financial debts abroad, and (ii) issuances of debt securities registered in a public registry in Argentina denominated in foreign currency that meet the conditions set forth in Communiqué 7422, as revised.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(iv)	Communiqué “A” 7327

On June 10, 2021, BCRA Communiqué “A” 7327 further extended the restrictions to access the exchange market for the performance of certain transactions with securities.

To access the exchange market until then, the requesting entity had to: (i) declare that it had not conducted certain transactions with securities during the prior 90 days, and (ii) undertake not to carry out such transactions during the subsequent 90 days.

The swaps of securities for other external assets were added to the transactions already included in the declaration before Communiqué “A” 7327 was issued (sales in Argentina of securities settled in foreign currency and their transfers to depository entities abroad).

Communiqué 7422, as revised, established that such sworn statement should also evidence the acquisition in Argentina, settled in Argentine pesos, of securities issued by nonresidents as from October 29, 2021.

(v)	Communiqué “A” 7340

On August 12, 2021, through Communiqué “A” 7340, the BCRA sets forth that the sales of securities settled in foreign currency should be paid using any of the following methods:

a)	Trough the transfer of funds from and to sight accounts in the client’s name in local financial institutions; or

b)

by a wire transfer to bank accounts in the client’s name in a foreign entity that is not organized in countries or territories that do not apply or do not sufficiently apply the Financial Action Task Force Recommendations.

Therefore, settling these transactions through the payment in foreign currency bills or through the deposit in custodian or third-party accounts would no longer be permitted in any case.

(vi)	Communiqué “A” 7385

On October 28, 2021, through Communiqué “A” 7385 (as subsequently amended by Communiqué 7422, as revised, and Communiqué “A” 7433 of January 6, 2022), the BCRA introduced new amendments (effective as from November 1, 2021) in the supplementary provisions related to the payments of imports of goods established in foreign trade and foreign exchange regulations.

It included, among others, an exception to access the foreign exchange market to make payments at sight or payments of trade payables with no customs entry registration without the need to obtain the BCRA’s prior authorization, provided that the following conditions were met:

a)	the transaction is related to payments of imports of supplies to be used in manufacturing goods in Argentina;

b)

the payments made using this option do not exceed, in the current calendar month and in the set of entities, the amount resulting from the average of total imports of supplies of goods computable under point 10.11.1 (import payment formula versus value of goods imported) over the last twelve calendar months, net of the outstanding amount to be settled for payments with a pending customs entry registration subject to delay recorded by the importer (it is expressly stated that such cap shall not apply when the client is a trust created by a provincial government to facilitate the acquisition of supplies by goods manufacturers), and

c)

the entity has a client’s sworn statement evidencing compliance with the aforementioned conditions and that the imports computed are supplies, and the entity also checks that the computable amount declared is consistent with BCRA data available in the online system implemented to such end.

Moreover, on January 5, 2022, through Federal Public Revenue Agency (AFIP by Spanish acronym) General Resolution No. 5135/2022 implemented a comprehensive system for monitoring payments of services abroad (“SIMPES” by Spanish acronym), applicable to the payment of certain services rendered by nonresidents. This system applies to natural persons, undivided estates and artificial persons that are required to make payments abroad on their own account or on account of third parties, or act as payment originators, for settling own or third-party obligations.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In this sense, the BCRA sets that the liable parties should provide the information expressly requested in the SIMPES and permit that such information be submitted to the BCRA for assessment.

Financial institutions should verify that the client has an approved declaration through the SIMPES to enable access to the foreign exchange market to make the related payment. This requirement shall not apply to (i) certain services as is the case of freight, passenger transportation, travel and other payments with card, health services provided by travel assistance companies and government services; (ii) payments made by (a) the public sector and (b) all organizations in which the Argentine government holds a majority interest in the capital or in corporate decisions; (iii) trusts created with contributions from the federal public sector; (iv) financial institutions for imports of own services, or (v) entities for settling letters of credit or bills endorsed or granted through January 6, 2022.

As of December 31, 2021, the Company implemented the necessary actions to comply with the aforementioned communiqués and continues to monitor new changes in the regulatory framework and the impact of settling payables in currencies other than the Argentine peso.

Note 19. Inventories

	As of December 31, 2021	As of December 31, 2020
Materials and spare parts	8,739	7,743
Crude oil stock (Note 6.2)	5,222	6,127

Total	13,961	13,870

Note 20. Cash, bank and other short-term investments

	As of December 31, 2021	As of December 31, 2020
Mutual funds	126,204	30,886
Money market funds	106,915	167,553
Cash in banks	78,098	2,875
Government bonds	3,796	1,633

Total	315,013	202,947

Cash and cash equivalents include cash on hand and at bank and investments maturing within 3 (three) months. For the consolidated statement of cash flows purposes below is the reconciliation between cash, bank and short-term investments and cash and cash equivalents:

	As of December 31, 2021	As of December 31, 2020
Cash, bank balances and other short-term investments	315,013	202,947
Less
Government bonds	(3,796)	(1,633)

Cash and cash equivalents	311,217	201,314

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 21. Capital stock and capital risk management

21.1 Capital stock

The following chart shows a reconciliation of the movements in the Company’s capital stock for the years ended December 31,

2021, and 2020:

	Series A Publicly traded shares	Series A Private Offering	Series B	Series C	Total
Amounts as of December 31, 2019	569,160	90,239	—	—	659,399
Number of shares	77,315,572	9,817,932	—	2	87,133,506

Series A shares to be granted in LTIP	—	1	—	—	1
Number of shares	—	717,782	—	—	717,782

Amounts as of December 31, 2020	569,160	90,240	—	—	659,400
Number of shares	77,315,572	10,535.714	—	2	87,851,288

Series A shares to be granted in LTIP	—	1	—	—	1
Number of shares	—	778,591	—	—	778,591
Reduction of share capital adopted at the Ordinary General Shareholders’ meeting on December 14, 2021	(72,695)	—	—	—	(72,695)
Number of shares	—	—	—	—	—

Amounts as of December 31, 2021	496,465	90,241	—	—	586,706
Number of shares	77,315,572	11,314,305	—	2	88,629,879

1) Series A Publicy Traded Shares

On August 15, 2017, the Company concluded its IPO in the BMV; as a result, 65,000,000 Series A ordinary shares were issued for 650,017 less issuance costs for 9,988. These Series A ordinary shares were swapped during the first 24 months of the IPO or upon choosing the shareholders when the initial business combination was approved.

On April 4, 2018, the Company conducted its initial business combination for 653,781 less issuance costs for 26,199, and these funds are related to amounts accumulated in the escrow account.

About 31.29% of holders of Series A redeemable shares exercised the abovementioned right of reimbursement; thus, 20,340,685 shares were redeemed for 204,590. Funds were provided by cash deposited in the escrow account. The remainder holders of Series A redeemable shares decided not to exercise their right of renewal (see Note 34); as a consequence, 442,491 were capitalized net of offering expenses paid for 6,700 that were capitalized as of that date. Moreover, on that same date, the Company paid deferred offering expenses related to the IPO for 19,500. The capitalization of 442,491 generated no cash flows, whereas offering expenses were paid using revenue held in the escrow account.

On February 13, 2019, the Company completed the sale of 5,500,000 Series A shares and 5,000,000 warrants to purchase Series A shares for an amount of 55,000 agreed upon with Kensington Investments B.V., according to a forward purchase agreement and the subscription commitment.

On July 25, 2019, the Company made a public offer in Mexico and the United States by placing 10,906,257 Series A shares as follows:

(i) An international offer in the United States and other countries other than Mexico of 10,091,257 American Depositary Shares (“ADS”), each representing a Series A share at a price of 9.25 US/ADS. ADS are listed in the NYSE under ticker symbol “VIST”; and

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii) A simultaneous offer in Mexico of 815,000 Series A shares at a price in Mexican pesos equal to US 9.25 per Series A share.

For the global offer, the Company obtained funds net of issuance expenses for 91,143.

2) Series A Private Offering

On December 18, 2017, the Shareholders’ Meeting approved an increase in variable capital stock for 1,000 through the subscription of 100,000,000 Series A shares as the result of a potential initial business combination. On April 4, 2018, 9,500,000 Series A shares were fully paid and subscribed for 95,000 through a share subscription process approved by the shareholders. In addition, 500,000 Series A ordinary shares were committed for 5,000 as part of the same subscription process. The costs related to the share subscription process stood at 4,073.

As disclosed in Note 34, on March 22, 2018, the Company’s shareholders approved that 8,750,000 be maintained in Treasury to implement the LTIP at the discretion of the plan administrator based on the independent experts’ opinion.

The remainder Series A ordinary shares issued on December 18, 2017, that were not used to complete the aforementioned share subscription process or LTIP were settled on April 4, 2018, according to the terms approved by the shareholders on December 18, 2017. As part of the LTIP, the Company will sign a trust agreement (the “administrative trust”) to deposit Series A shares to be used by virtue of such agreement.

During the year ended December 31, 2021 and 2020, 778,591 and 717,782 Series A shares were issued as part of the LTIP granted to Company employees.

On December 14, 2021, the Shareholders’ Meeting approved the reduction of the variable portion of the Company’s capital stock of 72,695, for the absorption of accumulated losses as of September 30,2021, shown on the Company’s nonconsolidated financial statements. This transaction did not require the cancellation of Series A shares as they have no nominal value, likewise, this operation did not generate any tax effect in Mexico.

As of December 31, 2021 and 2020, the Company’s variable capital stock amounts to 88,629,877 and 87,851,286 fully subscribed and paid Series A shares with no face value, respectively, each entitled to one vote. As of December 31, 2021 and 2020, the Company’s authorized capital includes 40,162,362 and 40,940,953 Series A ordinary shares held in Treasury that may be used with warrants, forward purchase agreements and LTIP.

3) Series B

Before the Company’s initial global offer, through shareholders’ unanimous resolutions dated May 30, 2017, it was decided, among other issues, that the variable portion of the Company’s equity be increased by 25,000 through the issuance of ordinary shares with no nominal value.

On April 4, 2018, these shares were converted into Series A shares.

4) Series C

The variable portion of capital stock is an unlimited amount according to the Company’s bylaws and laws applicable, whereas the fixed amount is divided into 2 Class C shares.

21.2 Capital risk management

Upon managing its capital, the Company aims at protecting its capacity to continue operating as a going concern and generate profit for its shareholders and benefits for other stakeholders, as well as maintain an optimal capital structure.

To such end, the Company can adjust the amount of dividends paid to shareholders or repay capital; issue new shares; or implement programs to repurchase shares or sell assets to reduce the payable amount. The Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing: (i) the net debt (borrowings and liabilities for total leases less cash, banks and short-term investments) by (ii) total equity (shareholders’ equity plus reserves disclosed in the statement of financial position).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The leverage ratio as of December 31, 2021, and 2020, is as follows:

	As of December 31, 2021	As of December 31, 2020
Total borrowings and lease liabilities	638,047	563,467
Less: Cash, bank balances and other short-term investments	(315,013)	(202,947)

Net debt	323,034	360,520
Total equity	565,259	508,518

Leverage ratio	57.00%	71.00%

No changes were made in capital management objectives, policies or processes for the years ended December 31, 2021, and 2020.

Note 22. Provisions

	As of December 31, 2021	As of December 31, 2020
Noncurrent
Well plugging and abandonment	28,920	23,349
Environmental remediation	737	560

Total noncurrent	29,657	23,909

	As of December 31, 2021	As of December 31, 2020
Current
Well plugging and abandonment	1,876	584
Environmental remediation	862	1,141
Contingencies	142	359

Total current	2,880	2,084

22.1 Provision for well plugging and abandonment

According to applicable regulations in the countries where the Company (either directly or indirectly through its subsidiaries) conducts oil and gas exploration and production activities, it should carry costs related to well plugging and abandonment. As of December 31, 2021, the Company created a trust to plug and abandon wells in Mexico; however, it did not grant any asset as security to settle these obligations in Argentina.

The provision for well plugging and abandonment represents the present value of dismantling costs related to oil and gas properties expected to be incurred through the end of each concession, when oil and gas producing wells are expected to cease operations. These provisions were created based on the operator’s or the Company’s internal estimates, as appropriate.

Assumptions based on the current economic context were made, so the Company considers that it is a reasonable basis to estimate future liabilities. These estimates are reviewed periodically to consider substantial changes in assumptions. However, the actual costs of well plugging and abandonment will ultimately depend on future market prices for the plugging and abandonment works needed. Moreover, wells will probably be plugged and abandoned when plots of land cease to produce at economically feasible rates. They will also depend on oil and gas future prices, which are uncertain by nature.

The discount rate used in calculating the provision as of December 31, 2021, ranges between 10.8% and 14.9% whereas it ranges between 9.32% and 12.42% as of December 31, 2020.

The Company conducted a sensibility analysis related to the discount rate. The increase or decrease of such rate by 1% would have no significant impact on well plugging and abandonment.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Below are the changes in the provision for well plugging and abandonment for the year:

	As of December 31, 2021	As of December 31, 2020
Amounts at beginning of year	23,933	21,748
Discount for well plugging and abandonment (Note 11.3)	2,546	2,584
Increase / (Decrease) in the change in capitalized estimates (Note 13)	2,112	(366)
Decrease from transfer of working interest in CASO (Note 1.3)	(630)	—
Increase from acquisition of AFBN assets (Note 1.5)	2,773	—
Foreign exchange differences	62	(33)

Amounts at end of year	30,796	23,933

22.2 Provision for environmental remediation

The Company performs environmental impact assessments for new projects and investments, and the environmental requirements and restrictions imposed on these new projects had no major adverse effects on the Company’s businesses to date.

The Company conducted a sensibility analysis related to the discount rate. The increase or decrease of such rate by 1% would have no significant impact on the environmental remediation obligation.

Below are the changes in the provision for environmental remediation for the year:

	As of December 31, 2021	As of December 31, 2020
Amounts at beginning of year	1,701	2,499
Increases (Note 10.2)	1,029	463
Foreign exchange differences	(1,131)	(1,261)

Amounts at end of year	1,599	1,701

22.3 Provision for contingencies

The Company (directly or indirectly through its subsidiaries) is part of commercial, tax and labor litigations and claims arising from the ordinary course of business. Upon estimating the amounts and likelihood of occurrence, the Company considered its best estimate with the assistance of its legal and tax advisors.

The assessment of the estimates may change in the future due to new developments or unknown events upon assessing the provision. Consequently, the adverse resolution of the proceedings and claims assessed could exceed the provision set.

The Company’s total claims and legal actions amount to 217 and 428, from which it has estimated a probable loss of 142 and 359 as of December 31, 2021, and 2020, respectively.

Moreover, as of December 31, 2021, and 2020, the Company is involved in certain labor, civil and commercial claims for 75 and 69, respectively, for which no provision has been booked as it is unlikely that a cash outflow will be required to settle the obligation (see Note 29 to obtain further information on the main contingencies as of December 31, 2021, and 2020).

The Company, considering its legal counsel’s opinion, estimates that the provision amount is sufficient to cover potential contingencies. It has booked a provision or disclosed all claims or other issues in these consolidated financial statements, either individually or in the aggregate.

Below are the changes in the provision for contingencies for the year:

	As of December 31, 2021	As of December 31, 2020
Amounts at beginning of year	359	322
Increases (Note 10.2)	652	267
Foreign exchange differences	(345)	(230)
Amounts incurred for payments	(524)	—

Amounts at end of year	142	359

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 23. Employee benefits

Below are the main characteristic of the benefit plans originally granted to certain employees:

The plan applies to Company employees that meet certain conditions, such as, for example, having participated uninterruptedly in the defined benefit plan, and that, having joined the Company before May 31, 1995, they have the required number of years in service and are therefore eligible to a certain amount according to plan provisions.

It is based on the last computable salary and the number of years worked after deducting the benefits from the Argentine pension system managed by the Federal Social Security Administration (“ANSES” by Spanish acronym).

Upon retirement, these employees are entitled to a monthly payment at constant value that is updated every year-end by the IPC published by the Argentine Institute of Statistics and Census (“INDEC by Spanish acronym). If the variation exceeds 10% during a certain year, the payment will be adjusted temporarily once the percentage is exceeded.

The plan is backed by assets deposited exclusively by the Company and with no employee contributions to the trust fund. Fund assets may be invested by the Company in monetary market instruments denominated in US dollars or certificates of deposit to preserve accumulated capital and obtain returns in line with a moderate risk profile. Funds are mainly invested in US bonds, Treasury bonds and trade notes with quality ratings.

The Bank of New York Mellon is the trustee, and Willis Towers Watson is the business agent. Should there be an excess (duly certified by an independent actuary) of funds to be used to settle the benefits granted under the plan, the Company will be entitled to use it, in which case the trustee should be notified.

The following charts summarize the components of net expenses and the obligation recognized in the consolidated financial statements:

	Year ended December 31, 2021	Year ended December 31, 2020
Cost of the current services	(28)	(60)
Cost of interest	(219)	(190)

Total	(247)	(250)

	As of December 31, 2020
	Present value of the obligation	Asset’s plan	Net liabilities
Amounts at beginning of year	(12,351)	7,882	(4,469)
Items classified as loss or profit
Cost of services	(60)	—	(60)
Cost of interest	(587)	397	(190)
Items classified in other comprehensive income
Actuarial remediation profit / (losses)	735	(275)	460
Benefit payments	798	(798)	—
Payment of contributions	—	798	798

Amounts at end of year	(11,465)	8,004	(3,461)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2021
	Present value of the obligation	Asset’s plan	Net liabilities
Amounts at beginning of year	(11,465)	8,004	(3,461)
Items classified as loss or profit
Cost of services	(28)	—	(28)
Cost of interest	(610)	391	(219)
Items classified in other comprehensive income
Actuarial remediation (losses)	(4,394)	(119)	(4,513)
Benefit payments	1,081	(1,081)	—
Payment of contributions	—	399	399

Amounts at end of year	(15,416)	7,594	(7,822)

The fair value of asset’s plan as of every year end per category, is as follows:

	As of December 31, 2021	As of December 31, 2020
Cash and cash equivalents	7,594	—
US government bonds	—	8,004

Total	7,594	8,004

Below are the estimated payments of benefits expected for the next 10 (ten) years. The amounts in the chart show nondiscounted cash flows; thus, they do not reconcile with the obligations booked as of year-end:

	As of December 31, 2021	As of December 31, 2020
Less than 1 year	1,204	901
1 to 2 years	1,232	889
2 to 3 years	1,213	899
3 to 4 years	1,213	884
4 to 5 years	1,198	885
6 to 10 years	5,752	4,239

Below are the significant actuarial estimates used:

	As of December 31, 2021	As of December 31, 2020
Discount rate	5%	5%
Asset rate of return	5%	5%
Salary rise	1%	1%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.

Should the discount rate be 1% higher (lower), the defined benefit obligation would decrease by 1,298 (increase by 1,526) as of December 31, 2021.

Should the expected salary rise increase (decrease) by 1%, the defined benefit obligation would go up by 91 (go down by 87) as of December 31, 2021.

This sensitivity analysis was determined based on reasonably possible changes in the related assumptions as of every reporting year-end based on a change in an assumption with the rest held constant. This is unlikely to occur in actual facts and the changes in some assumptions may be related. Therefore, the analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change with respect to the previous year.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Moreover, upon filing the previous sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected unit credit method as of every reporting year-end, which is the same as the method applied to calculate the defined benefit obligation liability recognized in the statement of financial position.

There were no changes in the methods and assumptions used in preparing prior-year sensitivity analyses.

Note 24. Salaries and payroll taxes

	As of December 31, 2021	As of December 31, 2020
Current
Provision for gratifications and bonus	12,102	7,029
Salaries and social security contributions	5,389	4,479

Total current	17,491	11,508

Note 25. Other taxes and royalties

	As of December 31, 2021	As of December 31, 2020
Current
Royalties	9,547	4,152
Tax withholdings	873	843
VAT	33	46
Other	919	76

Total current	11,372	5,117

Note 26. Trade and other payables

	As of December 31, 2021	As of December 31, 2020
Noncurrent
Accounts payable:
Payables to partners for joint operations (1)	50,159	—

Total noncurrent accounts payable	50,159	—

Total noncurrent	50,159	—

	As of December 31, 2021	As of December 31, 2020
Current
Accounts payable:
Suppliers	119,255	117,409

Total current accounts payables	119,255	117,409

Other accounts payables:
Payables to partners for joint operations (1)	19,007	664
Extraordinary fee for Gas IV Plan (Note 2.5.3.2)	220	—
Extraordinary fee for the RI program (Note 2.5.3.1)	—	546

Total other current accounts payables	19,227	1,210

Total current	138,482	118,619

(1)	As of December 31, 2021, including 50,159 and 18,913 in noncurrent and current accounts, respectively, related to the carry agreement mentioned in Note 1.5, recognized at present value.

Except as mentioned above, due to the short-term nature of current trade and other payables, their carrying amount is deemed to be the same as its fair value. The carrying amount of noncurrent trade and other payables does not differ considerably from its fair value.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 27. Related parties transactions and balances

Note 2.3 provides information on the Company’s structure.

As of December 31, 2021, and 2020, the Company carries no balances with related parties.

Key management personnel remuneration

Below are the amounts recognized in the consolidated statements of profit or loss and other comprehensive income related to Company key personnel:

	As of December 31, 2021	As of December 31, 2020
Short-term benefits	11,626	7,273
Share-based payment transactions	8,875	8,699

Total compensation paid to key personnel	20,501	15,972

Note 28. Aleph Midstream S.A.

As of December 31, 2018, the Company owned all Aleph shares. On June 27, 2019, VISTA signed an investment agreement with an affiliate of Riverstone (related party) and an affiliate of Southern Cross Group (jointly, the “partners”), to invest in Aleph, a midstream company operating in Argentina.

Under this agreement, it was agreed that a group of assets be spun off and transferred to Aleph in exchange for equity through a spin-off merger agreement as defined below:

On July 17, and 18, 2019, the Board of Vista Argentina and Aleph, respectively, decided to begin formalities to carry out the spin-off merger as follows: (i) the spin off by Vista Argentina of a portion of equity (“spin-off equity”) so that Aleph may implement an infrastructure project for processing and transporting hydrocarbons, such as crude oil and gas in the Neuquén Basin, Argentina, including, among other assets and liabilities: (1) the crude oil treatment plant located in Entre Lomas, the gas treatment plant located in Entre Lomas, the crude oil treatment plant located in 25 de Mayo-Medanito SE, the production water treatment facilities related to the crude oil treatment plants in Entre Lomas and 25 de Mayo-Medanito SE; (2) the pipelines that connect these plants with the trunk crude oil transportation system operated by Oldelval S.A. and trunk gas transportation system operated by Transportadora del Gas del Sur S.A., and (ii) the absorption by Aleph of the spun-off equity; and (iii) the assumption and continuation by Aleph of the Company’s activities and obligations related the spun-off equity.

As from the spin-off date, Aleph can assume the exploitation of the assets spun off by Vista Argentina.

On February 26, 2020, the Company’s Board approved certain changes in the Company’s interests in Aleph’s capital structure. The Company entered into an agreement with the partners to repurchase their interests in Aleph’s subscribed and outstanding capital for 37,500 (an amount equal to the capital amount actually contributed by Aleph to the partners). It made such payment on March 31, 2020, and Aleph became a wholly owned subsidiary of the Company as from that date.

On May 28, 2021, VISTA’s Board finally decided to render ineffective the spin-off/merger agreement with Aleph due to the changes in the variables considered upon agreeing the reorganization.

Note 29. Commitments and contingencies

For a description of the Company’s commitments and contingencies related to its oil and gas properties, see Note 30.3 and 30.4.

29.1 Asociación de Superficiarios de la Patagonia (“ASSUPA” by Spanish acronym)

On July 1, 2004, Vista Argentina was notified of a claim filed against it. In August 2003, ASSUPA filed a lawsuit against 18 (eighteen) companies operating exploitation concessions and exploration permits in the Neuquén basin, including Vista Argentina.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

ASSUPA claims remediation for the environmental damages supposedly caused by hydrocarbon exploitation activities, the creation of an environment restoration fund, and the implementation of measures to prevent future environmental damages. The plaintiff called the meeting of the Argentine government, the Argentine Federal Council for the Environment (“COFEMA” by Spanish acronym), the Provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza, and the National Ombudsman. The plaintiff requested, as a precautionary measure, that the accused parties refrain from conducting activities that harm the environment. Both the subpoena of the National Ombudsman and the preliminary request were rejected by the Argentine Supreme Court of Justice. The Company responded the claim by requesting its dismissal and opposing to the plaintiff’s request.

On December 30, 2014, the Argentine Supreme Court of Justice issued two interlocutory orders. The order related to the Company supported the claim of the Provinces of Neuquén and La Pampa and declared that all environmental damages related to local and provincial situations were outside the scope of its original jurisdiction and that only “interjurisdictional situations” (such as the Río Colorado basin) would fall under its jurisdiction. The Argentine Supreme Court of Justice also rejected the precautionary measures and other related proceedings. Vista Argentina, considering the legal counsel’s opinion, concluded that it is unlikely that a cash outflow be required to settle this obligation.

As of the date of issuance of these financial statements, before the case is opened for trial, the parties are answering the notices served regarding the prior exceptions and challenges against the evidence filed, which are pending resolution.

Note 30. Operations in hydrocarbon consortiums

30.1 General considerations

Hydrocarbon areas are operated by granting exploration permits or exploitation concessions by the federal or provincial government based on the free availability of hydrocarbons produced.

30.2 Oil and gas areas and interests in joint operations

As of December 31, 2021, and 2020, the Company, through its subsidiaries, is the owner and part of the joint operations and consortia for oil and gas exploration and production, as shown below:

		Equity interest			Up to year
Name	Location	2021	2020	Operator
Argentina
25 de Mayo - Medanito S.E.	Río Negro	100%	100%	Vista Argentina	2026
Jagüel de los Machos	Río Negro	100%	100%	Vista Argentina	2025
Bajada del Palo Este	Neuquén	100%	100%	Vista Argentina	2053
Bajada del Palo Oeste	Neuquén	100%	100%	Vista Argentina	2053
Entre Lomas	Río Negro	100%	100%	Vista Argentina	2026
Entre Lomas	Neuquén	100%	100%	Vista Argentina	2026
Agua Amarga - “Charco del Palenque”	Río Negro	100%	100%	Vista Argentina	2034
Agua Amarga - “Jarilla Quemada”	Río Negro	100%	100%	Vista Argentina	2040
Coirón Amargo Sur Oeste	Neuquén	— %	10%	Shell Argentina S.A.	2053
Coirón Amargo Norte	Neuquén	84.62%	84.62%	Vista Argentina	2036
Acambuco - “San Pedrito”	Salta	1.5%	1.5%	Pan American Energy	2036
Acambuco - “Macueta”	Salta	1.5%	1.5%	Pan American Energy	2040
Sur Río Deseado Este	Santa Cruz	— %	16.9%	Alianza Petrolera Argentina S.A.	2021
Águila Mora	Neuquén	90%	90%	Vista Argentina	2054
Aguada Federal	Neuquén	50%	— %	Wintershall	2050
Bandurria Norte	Neuquén	50%	— %	Wintershall	2050

Mexico
Area CS-01	Tabasco	100%	50%	Vista Holding II	2047
Area A-10	Tabasco	— %	50%	Jaguar	2047
Area TM-01	Veracruz	— %	50%	Jaguar	2047

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Below is the summarized financial information on the joint operations involving the Company, which assets, liabilities, revenue and expenses are not fully consolidated in the Company’s financial statements. The summarized financial information disclosed below represents the amounts under IFRS of the related interests adjusted by the Company for accounting purposes.

	As of December 31, 2021	As of December 31, 2020
Assets
Noncurrent assets	88,927	11,465
Current assets	6,432	3,967

Liabilities
Noncurrent liabilities	57,088	1,353
Current liabilities	23,913	3,509

	Year ended December 31, 2021	Year ended December 31, 2020
Revenue from contracts with customers	3,200	2,490
Operating costs	(4,513)	(4,914)
Selling expenses	(256)	(4)
General and administrative expenses	(953)	(1,760)
Exploration expenses	(446)	(646)
Other operating income and expenses	(8,076)	(1,385)
Financial results, net	(457)	56

Total	(11,501)	(6,163)

30.3 Concessions and changes in working interests in oil and gas exploitation properties

30.3.1 Entre Lomas area

Vista Argentina (formerly known as Petrolera Entre Lomas S.A. or “PELSA”) is the operator and holder of all hydrocarbon exploitation concessions in Entre Lomas (“ELo”), located in the Provinces of Río Negro and Neuquén. Concession agreements, renegotiated in 1991 and 1994, respectively, granted the free availability of crude oil and natural gas produced, and were effective through January 21, 2016.

On December 9, 2014, Vista Argentina reached a renegotiation agreement with the Province of Río Negro for the concession of 100% of ELo area, approved by Provincial Decree No. 1,706/2014, whereby the concession was extended for 10 (ten) years through January 2026, and undertook, among other conditions, to pay a fixed bonus and a contribution to the social development and institutional consolidation, a supplementary contribution equal to 3% of oil and natural gas production, and a major reserve and resource development and exploration plan, and environmental remediation.

Moreover, Neuquén’s provincial government agreed to extend ELo concession agreement related to the Province of Neuquén for 10 (ten) years through January 2026. Pursuant to the extension agreement, Vista Argentina agreed to invest ARS 237 million in future exploitation and exploration activities to be developed in the aforementioned operating concession. Royalties increased from the prior 12% rate to 15% and could go up to 18%, depending on future increases in the selling price of hydrocarbons produced.

30.3.2 Bajada del Palo Oeste and Bajada del Palo Este areas

On December 21, 2018, through Decree No. 2,357/18, the Province of Neuquén approved the division and conversion of the operating concession in Bajada del Palo; in two unconventional hydrocarbon operating concessions (“CENCH” by Spanish acronym) so-called Bajada del Palo Este and Bajada del Palo Oeste for 35 (thirty-five) years, including the payment of 12% royalties for the new production of unconventional formations. This decree replaces the conventional operating concession initially granted.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In turn, Vista Argentina paid the following items to the Province of Neuquén: (i) an exploitation bonus for 1,168; (ii) an infrastructure bonus for about 2,796; and (iii) 3,935 as corporate social responsibility. Vista Argentina also paid 1,102 as stamp tax and committed to a major reserve development and exploration plan in the area (for further information on investment commitments, see Note 30.4).

On June 28, 2021, as mentioned in note 1.2, Vista Argentina entered into a farmout agreement with Trafigura, whereby it undertook to develop, initially, 5 (five) pads made up of 4 (four) wells each in Bajada del Palo Oeste area.

By virtue of the farmout agreement, a joint venture was established and Trafigura was entitled to contractual rights for 20% of hydrocarbon output in the pads under the agreement and bear 20% of investment costs, as well as royalties, direct taxes, and remainder operating and midstream costs.

Vista Argentina maintains the operation in Bajada del Palo Oeste and 100% ownership of CENCH.

30.3.3 Agua Amarga area

Vista Argentina is the owner and operator of “Charco del Palenque” and “Jarilla Quemada” operating lots in Agua Amarga, located in the Province of Río Negro.

In 2007, Vista Argentina obtained the exploration permit in Agua Amarga, Province of Río Negro, through Provincial Decree No. 557/07, and the related agreement was signed on May 17, 2007. Based on the results of the exploration conducted in Agua Amarga, the Province of Río Negro granted the operating concession of Charco del Palenque through Provincial Decree No. 874 on October 28, 2009, as amended by Decree No. 922 of November 13, 2009, for 25 (twenty-five) years.

The enforcement authority of the Province of Río Negro accepted the addition of Meseta Filosa to Charco del Palenque concession previously granted through Provincial Decree No. 1,665 of November 8, 2011, published in the Official Bulletin No. 4,991 on December 1, 2011.

Then, the enforcement authority of the Province of Río Negro approved the addition of Charco del Palenque Sur to Charco del Palenque concession previously granted through Provincial Decree No. 1,199 of August 6, 2015. Besides, on that same day, Provincial Decree No. 1,207 granted the operating concession of Jarilla Quemada lot to Vista Argentina.

The operating concession on “Charco del Palenque” lot is effective through 2034 and the operating concession of “Jarilla Quemada” lot is in place until 2040.

30.3.4 Coirón Amargo Norte and Coirón Amargo Sur Oeste

Originally, the Joint operating agreement (“JOA”) Coirón Amargo owned an area located in the Province of Neuquén made up of an operating concession (“Coirón Amargo Norte”) and an evaluation lot (“Coirón Amargo Sur”) due in 2036 and 2017, respectively.

On July 11, 2016, the partners of UT Coirón Amargo signed agreements to assign their interests whereby the area was divided in three independent lots: Coirón Amargo Norte (“CAN”), CASO and Coirón Amargo Sur Este (“CASE.”)

Coirón Amargo Norte

CAN was made up of APCO Oil & Gas S.A.U. (“APCO SAU”, currently Vista Argentina) with a 55% working interest, Madalena Energy Argentina S.R.L. (“Madalena”) with a 35% working interest, and Gas y Petróleo de Neuquén S.A. (“G&P”) with the remainder 10%. Vista Argentina is the operator as from the date. The operating concession expires in 2036.

According to the Operating Committee’ minutes of December 28, 2017, the carry agreement was signed; thus, the contributions made and to be made will be recognized as higher assets or expenses, as the case may be, in terms of the amounts actually disbursed by them, regardless of contractual equity interests.

As from that date and until June 2020, Vista Argentina recognized its 61.11% interest in this joint operation, which is made up of its 55% contractual equity interest plus the 6.11% incremental portion acquired from G&P.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On July 7, 2020, due to the default in payment by partner Madalena and in agreement with Coirón Amargo Norte JOA, Vista Argentina, together with its partner GyP decided to remove Madalena from the agreement by subscribing addendum VIII to the venture agreement for the exploration and exploitation of CAN.

Ministry of Energy and Natural Resources Resolution No. 71/20 approved addendum VIII to the venture agreement and Decree No. 1,292/2020 of November 6, 2020, ratified such approval retroactively. Consequently, the Company, through its subsidiary Vista Argentina, increased its interest in the aforementioned JOA from 55% to 84.62% for no consideration.

As from that date, and maintaining the abovementioned carry system, the Company recognizes all its interests in this joint operation in its consolidated financial statements.

Coirón Amargo Sur Oeste

The partners of this joint operation were initially APCO SAU (currently Vista Argentina) with a 45% interest, O&G Development

Ltd. S.A. (“O&G”, currently Shell Argentina S.A. or “Shell”) with 45%, and G&P with the remainder 10%.

On August 22, 2018, Vista Argentina assigned to O&G, a subsidiary owned by Royal Dutch Shell plc. (“Shell”), a 35% nonoperated interest in CASO through the swap agreement described in Note 30.3.5.

On September 25, 2018, through Decree No. 1,578/18, CASO evaluation plot became a CENCH for 35 (thirty-five) years, maturing in 2053.

As mentioned in Note 1.3. through Decree No. 1,027/2021 of June 24, 2021, the Province of Neuquén approved the amendment of the venture agreement whereby Vista Argentina assigned its 10% working interest in the venture agreement over CASO area to Shell with retroactive effects as of April 1, 2021. Therefore, as of the date of issuance of these financial statements, Vista Argentina has no interests whatsoever in CASO area.

30.3.5 Águila Mora

On August 22, 2018, APCO SAU (currently Vista Argentina) signed an assignment agreement (the “Águila Mora swap agreement”) whereby:

(i) Vista Argentina assigned to O&G a 35% nonoperated working interest in CASO’s oil & gas properties;

(ii) O&G assigned to Vista Argentina a 90% operated working interest in Águila Mora’s oil and gas properties, plus a contribution up to 10,000 to refurbish its existing water infrastructure to benefit Shell and Vista Argentina operations.

Águila Mora swap agreement obtained the approvals from the Province of Neuquén on November 22, 2018. Therefore, as from that date, the Company retained a 10% working interest in CASO’s oil and gas properties and acquired a 90% working interest in Águila Mora’s oil and gas properties, becoming the operator according to the swap agreement. This transaction was measured at the fair value of the interest held by the participant assigned to O&G, and no profit or loss was booked as the result of the transaction.

Vista Argentina was notified of Decree No. 2,597 granted by the Governor of the Province of Neuquén whereby G&P was granted the unconventional operating concession of Águila Mora area for 35 (thirty-five) years as from November 29, 2019 (renewable at due date provided that certain conditions are met for successive 10 (ten) year periods), replacing the unconventional exploration permit previously granted.

Vista Argentina maintains for such area a carry agreement for the interest in G&P and includes all its interests in this joint operation in the consolidated financial statements (for further information on investment commitments, see Note 30.4).

30.3.6. Jagüel de los Machos

Jagüel de los Machos is an operating concession located in the Province of Río Negro.

Presidential Decree No. 1,769/90 granted a 25 (twenty) year operating concession on Jagüel de los Machos area to Compañía Naviera Pérez Companc S.A.C.F.I.M.F.A. (predecessor of Pampa Energía S.A.).Then, through Province of Río Negro Decree No. 1,708/08, the operating concession was extended for 10 (ten) additional years, through September 6, 2025.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On April 4, 2018, Pampa Energía S.A. assigned to Vista Argentina 100% of its working interest in Jagüel de los Machos operating concession, and the Province of Río Negro issued Decree No. 806/19 approving such assignment on July 11, 2019.

30.3.7. 25 de Mayo – Medanito S.E.

25 de Mayo – Medanito S.E. is an operating concession located in the Province of Río Negro.

Presidential Decree No. 2,164/91 converted the agreement concerning 25 de Mayo-Medanito SE area into an operating concession for 25 years in favor of Compañía Naviera Pérez Companc S.A.C.F.I.M.F.A. (predecessor of Pampa Energía S.A.). Then, through Province of Río Negro Decree No. 1,708/08, the operating concession was extended for 10 (ten) additional years, through October 28, 2026.

On April 4, 2018, Pampa Energía S.A. assigned to Vista Argentina 100% of its interest in operating concession 25 de Mayo –Medanito SE, and the Province of Río Negro issued Decree No. 806/19 approving such assignment on July 11, 2019.

30.3.8. Acambuco

The Company has a 1.5% working interest in operating concession Acambuco, located in the Northwest basin, Province of Salta. The operating concession operator is Pan American Energy LLC (Sucursal Argentina) with a 52% working interest. The remainder partners are YPF S.A., Shell Argentina S.A., and Northwest Argentina Corporation with an equity of 22.5%, 22.5% and 1.5%, respectively.

The operating concession Acambuco includes two operating plots:

(i) San Pedrito, which was declared to be marketable on February 14, 2001, and expires in 2036.

(i) Macueta, which was declared to be marketable on February 16, 2005, and expires in 2040.

30.3.9. Sur Rio Deseado Este

On March 21, 2021, the 25 (twenty-five) year term of Sur Río Deseado Este concession in the Golfo San Jorge basin, Province of Santa Cruz, in which Vista Argentina had a 16.94% interest, expired. The operator was Alianza Petrolera Argentina S.A. (“Alianza”) with a 79.05% interest, and SECRA S.A. had the remaining 4% interest. Moreover, Vista Argentina had a 44% interest in an exploration agreement in a portion of Sur Río Deseado concession; the operator of such agreement is Quintana E&P Argentina S.R.L.

As of the date of these financial statements, Alianza is going through the administrative formalities to complete the process to restore the area to the Province of Santa Cruz. The expenses required by such process should be assumed by the partners according to their interests in the area. Therefore, as of the date of issuance of these financial statements, Vista Argentina has no interest whatsoever in the operating concessions of Sur Río Deseado Este; and the results of assets and liabilities disposal it recognized in “Other operating income” under “Gain from assets disposal” for a total amount of 13 (see Note 10.1).

30.3.10 Aguada Federal

As mentioned in Note 1.5, on September 16, 2021, the Company, through its subsidiary Vista Holding I, acquired 100% of the shares directly and indirectly held in ConocoPhillips Argentina Ventures SRL (known to date as “Vista AFBN S.R.L”).

AFBN owns 50% of the nonoperated interest in the nonoperated concession of Aguada Federal granted by the Province of Neuquén that expires in 2050. As of the date of acquisition, this area had no pending investment commitments and was operated by Wintershall, the owner of the remainder 50%.

In addition, on January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired the remainder 50% of the interest operated in Aguada Federal concession from Wintershall (see Note 36).

Aguada Federal is located in a black oil window in Vaca Muerta. A total of 6 horizontal wells were drilled, and hydrocarbons were extracted from all of them.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2021, and 2020, there were no certified proved reserves in the area. The Company estimates that there are up to 150 locations of new wells (at 100%) to be drilled in this area.

30.3.11 Bandurria Norte

As mentioned in Note 1.5, on September 16, 2021, the Company, through its subsidiary Vista Holding I, acquired 100% of the shares directly and indirectly held in ConocoPhillips Argentina Ventures SRL (known to date as “Vista AFBN S.R.L”).

AFBN owns 50% of the nonoperated interest in the nonoperated concession of Bandurria Norte granted by the Province of Neuquén that expires in 2050. As of the date of acquisition, this area had no pending investment commitments and was operated by Wintershall, the owner of the remainder 50%.

In addition, on January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired the remainder 50% of the interest operated in Bandurria Norte concession from Wintershall (see Note 36).

Bandurria Norte is located in a volatile oil window in Vaca Muerta. A total of 6 horizontal wells were drilled, and hydrocarbons were extracted from all of them.

As of December 31, 2021, and 2020, there were no certified proved reserves in the area. The Company estimates that there are up to 150 locations of new wells (at 100%) to be drilled in this area.

30.3.12 Oil and gas properties in Mexico

On October 29, 2018, the Company through its Mexican subsidiary Vista Holding II completed the acquisition, of the 50% working interest in the following oil and gas properties, which mature in 2047:

(i)	Area CS-01 (operated);

(ii)	Area A-10 (not operated); and

(iii)	Area TM -10 (not operated).

On August 3, 2020, the CNH approved the transfer of control of the operation in CS-01 area; hence, the Company, through its Mexican subsidiary Vista Holding II, was appointed as the operator.

On December 1, 2020, Vista Holding II reached an agreement with Jaguar and Pantera, both organized under the laws of Mexico, regarding the assignment of all interest held by Vista Holding II in the hydrocarbon exploration and extraction license agreements in A-10 and TM-01 area to Pantera and Jaguar, respectively, as well as the assignment of Jaguar’s interest in area CS-01 to Vista Holding II.

On March 25, 2021, the CNH approved the assignment of all interests in Jaguar’s rights over CS-01 area in favor of Vista Holding II. On April 29, 2021, the CNH approved the assignments of all equity interests held by Vista Holding II in TM-01 area to Jaguar, and in A-10 area to Pantera.

As mentioned in Note 1.4, on August 23, 2021, the Company, through Vista Holding II, transferred these assets and, consequently, (i) increased its working interest from 50% to 100% in CS-01 operated area, and (ii) transferred all its working interests in TM-01 and A10 area to Jaguar and Pantera, respectively.

30.4 Investment commitment

As of December 31, 2021, the Company has the following commitments pending execution:

A- Argentina

(i) in 25 de Mayo-Medanito SE and Jagüel de los Machos (Province of Río Negro), to drill and complete 1 (one) extension well, and 1 (one) exploration well for an estimated cost of 3,240;

(ii) in ELo (Province of Río Negro), to drill and complete 4 (four) development wells and 1 (one) extension well for an estimated cost of 11,220;

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(iii) in 25 de Mayo-Medanito SE and Jagüel de los Machos (Province of Río Negro), to drill and complete 13 (thirteen) workovers, and to abandon 21 (twenty-one) wells for an estimated cost of 8,613;

(iv) in ELo (Province of Río Negro), to complete 11 (eleven) workovers, and to abandon 3 (three) wells for an estimated cost of 5,773;

(v) in Bajada del Palo Este, to drill 5 (five) horizontal wells with its related facilities for an estimated cost of 51,900; and

(vi) in Águila Mora, to drill 2 (two) horizontal wells with its related facilities and the reactivation of an existing well (AM.x-3) for an estimated cost of 32,750.

B- Mexico

(i) to drill and complete 6 (six) wells in CS-01 for an estimated cost of 14,700.

30.5 Well exploration costs

There are no balances or activity for costs of exploration wells for the years ended December 31, 2021, and 2020.

Note 31. Transport Concession

31.1 General considerations

Section 28, Argentina’s National Hydrocarbons Law, sets forth that all operating concession holders are entitled to obtain a concession for transporting hydrocarbons. In compliance with section 6, Presidential Decree No. 115/19, the transportation concessions granted after the issuance of this decree will have complete independence and autonomy from the operating concession giving rise to it so that the operating concession does not interfere or hinder by any means the term of the transportation concession. The transportation concession holder will be entitled to enter into capacity reservation agreements freely pursuant to the terms of this decree. The assignment method, prices and volumes of these agreements may be negotiated freely between the transportation concession holder and the related shippers.

31.2 National transportation concession

On November 22, 2019, Argentina’s Government Department of Energy issued Resolution No. 753/19 whereby it provided Vista Argentina with a crude oil transportation concession for the oil pipeline that will extend from Borde Montuoso oilfield (in Bajada de Palo Oeste, Province of Neuquén) to La Escondida pumping station (related to Allen-Puerto Rosales oilfield, Province of Río Negro), operated by Oleoductos del Valle Sociedad Anónima. In that same act, Vista Argentina assigned the concession to Aleph as part of the agreement mentioned in Note 28.

The national transportation concession is extended through December 19, 2053.

It will transport production from Bajada de Palo Oeste, Bajada del Palo Este, Coirón Amargo Norte, Charco del Palenque and ELo, located in the Provinces of Neuquén and Río Negro.

31.3 Entre Lomas crude oil transportation concession

On December 6, 2019, the Province of Río Negro issued Decree No. 1,821/19 whereby it provided Vista Argentina with a hydrocarbon transportation concession related to ELo concerning the oil pipeline connecting the crude treatment plant located in Charco Bayo oilfield in ELo (the “PTC Elo”) to its interconnection with the crude oil trunk transportation system in La Escondida operated by Oleoductos del Valle S.A. in the Province of Río Negro, including the PTC ELo within the transportation concession.

The transportation concession was granted for a term equal to the remainder term of the operating concession of the related ELo area; i.e., until January 21, 2026.

It will transport production from ELo, Bajada del Palo Oeste, Bajada del Palo Este, Coirón Amargo Norte, ELo and Charco del Palenque.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

31.4 25 de Mayo-Medanito SE transportation concession

On December 6, 2019, the Province of Río Negro issued Decree No. 1,822/19 whereby it provided Vista Argentina with a hydrocarbon transportation concession related to 25 de Mayo-Medanito SE, Province of Río Negro, concerning the oil pipeline connecting the crude treatment plant located in 25 de Mayo-Medanito SE (Río Negro) (“PTC MED”) to its interconnection with the crude oil trunk transportation system in Medanito operated by Oleoductos del Valle S.A. in the Province of Río Negro, including PTC MED within the transportation concession.

The transportation concession was granted for a term equal to the remainder term of the operating concession of the related 25 de Mayo-Medanito area; i.e., until October 26, 2026.

It will transport production from 25 de Mayo- Medanito SE and Jagüel de los Machos.

31.5 Entre Lomas gas transportation concession

On December 6, 2019, the Province of Río Negro issued Decree No. 1,823/19 whereby it provided Vista Argentina with a hydrocarbon transportation concession related to ELo concerning the gas pipeline connecting the gas treatment plant located in Charco Bayo oilfield in ELo (the “PTG ELo”) to its interconnection with the gas trunk transportation system operated by Transportadora del Gas S.A. (“TGS”) in the Province of Río Negro, including the PTG ELo within the transportation concession.

The transportation concession was granted for a term equal to the remainder term of the operating concession of the related ELo area; i.e., until January 21, 2026.

It will transport production from ELo, Bajada del Palo Oeste, Bajada del Palo Este, Coirón Amargo Norte and Charco del Palenque.

Note 32. Business combination

Due to the exclusion of the partner of Madalena Energy Argentina S.R.L. as mentioned in note 30.3.4, Vista Argentina acquired a 29.62% of working interest in addition to its 55%, up to 84.62%, in CAN’s concessions for no consideration, which gave rise to net assets for 1,383 and subsequent profit in the same amount, that was booked in “Other operating income” under “Bargain purchase on business combination” (see Note 10.1).

This transaction was booked as a business combination under IFRS using the acquisition method and is included in the consolidated financial statements as from the date in which the Company gained control of the additional working interest.

Note 33. Tax regulations

A- Argentina

On December 23, 2019, Law No. 27.541 on Social Solidarity and Production Reactivation in the Context of a Public Emergency, and its Administrative Order No. 58/2019, was published in the Official Bulletin. The reforms introduced are aimed at reactivating the economic, financial, fiscal, administrative, social security, tariff, energy, health and social areas, and empower the Argentine Executive to carry out the formalities and efforts needed to recover and ensure the sustainability of sovereign debt.

The main measures contained in the law and administrative order are:

33.1 Income tax

Law No. 27,430 established as follows: (i) the income tax rate for Argentine companies would be reduced gradually for undistributed earnings from 35% to 30% for years beginning January 1 through December 31, 2019, and up to 25% for the year beginning January 1, 2020; and (ii) tax on dividends or profit distributed to beneficiaries residing abroad is distributed based on the following considerations: (a) dividends from profit accrued during the years beginning January 1, 2018 through December 31, 2019, will be subject to a 7% withholding; and (b) dividends from profit accrued during the years beginning January l, 2020, will be subject to a 13% withholding.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The reform introduced by Law No. 27,541 suspended such change in rates and maintained original 30% and 7% rates for income tax and tax on dividends, respectively, until the fiscal years beginning on or after January 1, 2021.

Moreover, Law No. 27.468 established that a third of the positive or negative adjustment for inflation applicable to the three first fiscal years beginning January 1, 2019, be distributed to the year in which the adjustment was determined and the remaining two thirds to the two subsequent tax periods. This reform amended this distribution and established that a sixth of the positive or negative adjustment for the first and second year beginning January 1, 2019, be charged to the year in which the adjustment is determined and the remainder five sixths, in equal parts, to the five subsequent tax periods, whereas for years beginning January 1, 2021, 100% of the adjustment may be deducted/levied in the year in which it is determined.

On June 16, 2021, the Argentine government issued Law No. 27,630, which introduces changes in corporate income tax rate effective for fiscal years beginning January 1, 2021. It establishes the application of gradual rates according to the level of net accumulated taxable profit. Based on Management estimates, the rate applicable to the Company stands at 35%.

33.2 Tax for an inclusive and solidary Argentina (“PAIS”)

This emergency tax is levied on the acquisition of foreign currency for five fiscal years at a 30% rate.

This tax may not be used as payment towards any other tax and is levied on the following cases: (i) purchase of bills and foreign currency for hoarding purposes; (ii) change in currency to pay the acquisitions of assets or services and contracts for works made abroad irrespective of the method of payment used; (iii) acquisition of services abroad purchased from travel and tourism agencies in Argentina; or (iv) acquisition of passenger transportation services to be used abroad.

33.3 Export duties

On May 19, 2020 Presidential Decree No. 488/2020 sets forth that export duties will be: (i) 0% if the international price for ICE Brent 1st line is equal to or lower than US 45; or (ii) 8% if the international price for ICE Brent 1st line is equal to or higher than US 60. Should international price range between US 45 and US 60, the formula contained in the aforementioned decree should be used.

33.4 Energy system

The law empowers the Argentine executive to:

i)

Maintain electricity and natural gas rates under national jurisdiction and begin a renegotiation process of the comprehensive rate review in place or begin an extraordinary review as from the entry into force of the law for a 180-day term aimed at decreasing the burden on households, businesses and industries for 2020. The provinces are also invited to adhere to these policies to maintain the rates schedules and extraordinary renegotiation or review of the charges of the provincial jurisdictions.

ii)	Administratively intervene the ENRE (Electric power regulatory entity) and ENARGAS (Argentine gas regulatory agency) for 1 (one) year.

In the use of the powers delegated, the government announced the suspension of electricity and gas rates for the 180 days provided for in the law.

B- Mexico

33.5 Income tax

On October 1, 2019, the Mexican government approved the 2020 tax reform, which becomes effective as from January 1, 2020. This reform includes the following:

(i) It limited the deductibility of net interest for the year, equal to the amount resulting from multiplying the taxpayer’s adjusted taxable profit by 30%. There is an exception with a cap of 20 million Mexican pesos for deductible interest at the group level in Mexico.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii)    It amended the Mexican Tax Code to add new circumstances by virtue of which partners, shareholders, directors, managers or any other person in charge of a company’s management are considered joint and severally liable. These new circumstances apply when operating with black listed companies or individuals that issue electronic invoices considered inexistent transactions due to the lack of assets, personnel, infrastructure or material capacity; or when the taxpayer is not included in the Mexican Taxpayer Registry (“RFC” by Spanish acronym) or when the tax domicile is changed without filing the related notice with tax authorities in a timely manner.

The 2020 tax reform includes the requirement to disclose “reportable schemes” by tax advisors or taxpayers. These schemes are defined as those that generate, or may generate, a tax benefit and include: (i) restructurings; (ii) transmission of NOLs; (iii) transfer of depreciated assets that may also be depreciated by the acquirer; (iv) the use of NOLs about to become statute-barred; and (v) abuse in the application of tax treaties with foreign residents, among others.

This reform also proposes that tax evasion be considered an organized crime with the related criminal penalties.

The Company’s Management concluded that this reform had no major effects on the financial information as of December 31, 2021, and 2020.

Note 34. Share-based payments

On March 22, 2018, the Company’s shareholders authorized the implementation of the LTIP to retain key employees and empowered the Board of Directors to manage this plan. Shareholders also decided to set aside 8,750,000 Series A shares to be used in the plan.

According to the LTIP approved by the Board, this plan is effective as from April 4, 2018, and the Company manages the plan through an administrative trust.

The plan has the following benefits paid to certain executives and employees that are considered share-based payments:

34.1 Stock Options (Equity Settled)

The stock option plan grants the participant the right to acquire a number of shares during a certain term. Stock options will be vested as follows: (i) 33% during the first year; (ii) 33% during the second year, and (iii) 34% during the third year in relation to the date in which stock options are granted to participants. Once acquired, stock options may be exercised up to 5 or 10 years as from grant date. The plan establishes that the value of the shares to be granted will be determined using Black & Scholes model.

34.1.1 Movements for the year

The following table shows the number of stock options and the weighted average exercise price (“WAEP”) for the year and the movements for the years:

	Year ended December 31, 2021		Year ended December 31, 2020
	Number of rights to buy	WAEP	Number of rights to buy	WAEP
At beginning of year	5,668,825	6.0	3,994,004	7.8
Granted during the year	3,455,284	2.9	1,711,307	2.1
Cancelled during the year	—	—	(36,486)	10.0

At end of year	9,124,109	4,9	5,668,825	6.0

The following table shows the inputs used for the plan for the year:

	2021	2020
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	34%	34%
Risk–free interest rate (%)	1.4%	0.7%
Expected life of share options (years)	10	10
Weighted average exercise price (US)	2.9	2.1
Model used	Black-Scholes	Black-Scholes

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The remainder life of stock options is based on historical data and current expectations and is not necessarily an indication of the potential exercise patterns. Expected volatility shows the assumption that historical volatility in a period similar to the life of options is an indication of future trends, that may not be necessarily the actual result.

The weighted average fair value of options granted during the year ended December 31, 2021 and 2020 stood as 1.2 and 0.9, respectively.

According to IFRS 2, stock option plans are classified as settled transactions at grant date. This assessment is the result of multiplying the total number of Series A shares to be deposited in the administrative trust and the price per share.

For the year ended December 31, 2021, and 2020, compensation expense booked in the consolidated statements of profit or loss and other comprehensive income stood at 4,377 and 4,251, respectively.

34.2 Restricted Stock (Equity Settled)

One or more shares that are given to the participants of the plan for free or a minimum value once the conditions are achieved. Restricted Stock is vested as follows: (i) 33% the first year; (ii) 33% the second year; and (iii) 34% the third year with respect to the date in which the Restricted Stock are granted to the participants.

34.2.1 Movements for the year

The following table shows the number of Series A shares and WAEP for the year and the movements during the year:

	Year ended December 31, 2021		Year ended December 31, 2020
	Number of Series A shares	WAEP	Number of Series A shares	WAEP
At beginning of year	3,769,299	5.4	2,207,012	7.8
Granted during the year	1,993,039	2,9	1,581,037	2.1
Cancelled during the year	—	—	(18,750)	6.7

At end of year	5,762,338	4.5	3,769,299	5.4

According to IFRS 2, stock option plans are classified as settled transactions at grant date. This assessment is the result of multiplying the total number of Series A shares to be deposited in the administrative trust and the price per share.

For the year ended December 31, 2021, and 2020, compensation expense booked in the consolidated statements of profit or loss and other comprehensive income stood at 6,215 and 6,243, respectively. Series A shares issued during the year are disclosed in Note 21.

All shares are considered outstanding shares for both basic and diluted earnings (loss) per share since they are entitled to dividends provided that they are reported by the Company.

Note 35. Supplementary information on oil and gas activities (unaudited)

The following information on oil and gas activities was prepared according to the method established in ASC No. 932 “Extractive Activities – Oil & gas”, amended by ASU 2010 - 03 “Oil and Gas Reserve Estimation and Disclosure,” published by the Financial Accounting Standard Board (“FASB”) in January 2010 to align current estimation and disclosure requirements with the requirements in the final rules and interpretations issued by the Security and Exchange Commission (“SEC”), published on December 31, 2008. This information includes the Company’s oil and gas production activities in Argentina and Mexico.

Costs incurred

The following table shows capitalized costs and expenses incurred in the years ended December 31, 2021, and 2020. The acquisition of properties includes the costs incurred to acquire proved or unproved oil and gas properties. Exploration costs include the costs required to retain undeveloped properties, seismic acquisition costs, seismic data interpretation, geologic modelling, costs of drilling exploration wells and drilled well testing. Development costs include drilling costs and equipment for development wells, the construction of facilities for hydrocarbon extraction, treatment and storage, and all the costs needed to maintain facilities for existing developed reserves.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	Year ended December 31, 2021
	Argentina	Mexico
Acquisition of properties
Proved	—	—
Unproved	(69,693)	—

Total acquisition of properties	(69,693)	—

Exploration	—	(561)
Development	(280,686)	(13,475)

Total costs incurred	(350,379)	(14,036)

	Year ended December 31, 2020
	Argentina	Mexico
Acquisition of properties
Proved	—	—
Unproved	—	—

Total acquisition of properties	—	—

Exploration	—	(646)
Development	(186,030)	(2,031)

Total costs incurred	(186,030)	(2,677)

VISTA incurred no costs in entities recognized under the equity method during the aforementioned periods.

Capitalized cost

The following table shows capitalized costs during the years ended December 31, 2021, and 2020, for proved and unproved oil and gas reserves, and accumulated depreciation:

	Year ended December 31, 2021
	Argentina	Mexico
Proved properties (1)
Machinery, facilities, software licenses and other	37,525	470
Oil & gas properties and wells	1,644,784	4,622
Works in progress	84,886	6,359

Gross capitalized costs	1,767,195	11,451
Cumulative depreciation	(549,887)	(279)

Total net capitalized costs	1,217,308	11,172

	Year ended December 31, 2020
	Argentina	Mexico
Proved properties (1)
Machinery, facilities, software licenses and other	34,407	485
Oil & gas properties and wells	1,258,223	—
Works in progress	76,924	2,632
Unproved properties	—	15,359

Gross capitalized costs	1,369,554	18,476
Cumulative depreciation	(364,964)	(94)

Total net capitalized costs	1,004,590	18,382

(1)	Including capitalized amounts related to Well plugging and abandonment and impairment loss/reversal.

VISTA incurred no costs in entities recognized under the equity method during the aforementioned periods.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Results of operations

The following breakdown of results of operations summarizes income and expenses directly related to oil and gas production for the years ended December 31, 2021, and 2020. Income tax for these periods was calculated using statutory tax rates.

	Year ended December 31, 2021	Year ended December 31, 2020
Revenue from contracts with customers	652,187	273,938

Total revenue	652,187	273,938
Production costs excluding depreciation
Operating and other costs	(107,123)	(88,018)
Royalties	(86,241)	(38,908)

Total production costs	(193,364)	(126,926)
Exploration expenses	(561)	(646)
Discount for well plugging and abandonment liabilities	(2,546)	(2,584)
Reversal / Impairment of long-lived assets	14,044	(14,438)
Depreciation, depletion and amortization	(191,313)	(147,674)

Operating (loss) before income tax	278,447	(18,330)
Income tax	(83,534)	5,499

Oil & gas operating (loss)	194,913	(12,831)

VISTA incurred no costs in entities recognized under the equity method during the aforementioned periods.

Estimated oil and gas reserves

Proved reserves as of December 31, 2021, and 2020, are net reserves attributable to Vista audited by DeGolyer and MacNaughton for the assets located in Argentina, and Netherland Sewell & Associates for the assets located in Mexico.

Proved oil and gas reserves are the quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. In some cases, substantial investments may be required in related wells and facilities to recover proved reserves.

The Company considers that its remaining estimated volumes of oil and gas proved recoverable reserves are fair and that these estimates were prepared according to SEC regulations and ASC 932, as amended. Consequently, crude oil prices used in determining proved reserves were the average price during the 12 months prior to the end date of December 31, 2021, and 2020, respectively, determined as an unweighted average of the first day of the month for each month within these periods. Moreover, since there are no natural gas prices available in the benchmark market in Argentina, VISTA used the average gas prices for the year to determine gas reserves. In addition, for certain gas volumes, Vista will obtain an incentive price subsidized by the Argentine government through Plan Gas IV. A weighted average price is estimated for certain areas per subsidized and unsubsidized volume.

The independent audits carried out by DeGolyer and MacNaughton, and Netherland Sewell & Associates covered all the estimated reserves located in the areas operated and not operated by the Company in Argentina and Mexico, respectively. DeGolyer and MacNaughton, and Netherland Sewell & Associates audited the proved estimates of oil and natural gas reserves according to Rule 4-10 of Regulation S-X issued by the SEC, and according to the provisions for disclosing oil and gas reserves under FASB ASC Topic 932. We provided DeGolyer and MacNaughton, and Netherland Sewell & Associates with all the information requested during the audit processes. In Argentina royalties paid to the provinces have not been deducted from reported proved reserves. Gas includes gas sale and consumption.

The volumes of liquid hydrocarbons represent crude oil, condensate, gasoline and LNG to be recovered in field separation and plant processing and are reported in million barrels (“MMBbl”) The volumes of natural gas represent expected gas sales and the use of fuel in the field and are reported in billion cubic feet (“Bcf”) (109) in standard conditions of 14.7 psia and 60°F. Gas

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

volumes arise from the separation and processing in the field, which are reduced by injection, venting and shrinkage, and include the volume of gas consumed in the field for production. Natural gas reserves were converted into liquid equivalent using the conversion factor of 5.615 cubic feet of natural gas per 1 barrel of liquid equivalent.

The following tables show proved oil reserves, net (including crude oil, condensate oil and LNG) and natural gas reserves, net, as of December 31, 2021, and 2020, according to VISTA’s interest percentage in the related concessions:

Proved reserves as of December 31, 2021

Argentina	Crude oil (1)	Natural Gas	Natural Gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	48.2	90.8	16.2
Proved undeveloped	95.1	99.4	17.7

Total proved reserves	143.3	190.2	33.9

Mexico	Crude oil (1)	Natural Gas	Natural Gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	0.3	0.2	0.0
Proved undeveloped	3.0	6.0	1.1

Total proved reserves	3.3	6.2	1.1

Proved reserves as of December 31, 2020

Argentina	Crude oil (1)	Natural Gas	Natural Gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	37.6	86.1	15.3
Proved undeveloped	61.8	73.9	13.1

Total proved reserves	99.4	160.0	28.4

Mexico	Crude oil (1)	Natural Gas	Natural Gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	0.2	0.7	0.1
Proved undeveloped	0.0	0.0	0.0

Total proved reserves	0.2	0.7	0.1

(1)	It refers to crude oil, condensate, and LNG.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table shows the reconciliation of the Company’s reserve data between December 31, 2019, and December 31, 2020:

Argentina	Crude oil (1)	Natural Gas (6)	Natural Gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2019	70.8	172.0	30.6
Increase (decrease) attributable to:
Review of prior estimates (2)	4.4	(25.1)	(4.6)
Extensions and discoveries (3)	30.8	27.9	5.0
Purchases of onsite proved reserves (4)	0.3	0.6	0.1
Production for the year (5)	(6.9)	(15.4)	(2.7)

Reserves as of December 31, 2020	99.4	160.0	28.4

(1)	It refers to crude oil, condensate, and LNG.
(2)

The conversion of proved undeveloped reserves to prove developed reserves is related to the start of production of the two pads (eight wells) classified as proved undeveloped reserves targeting Vaca Muerta unconventional reservoir in Bajada del Palo Oeste concession.

The performance revisions of proved developed crude oil and condensate reserves are related to an increased performance above the type curve of two pads (eight wells) drilled in 2020 targeting Vaca Muerta unconventional reservoir in Bajada del Palo Oeste concession (+2.1 MMbbl); the increased performance of conventional reservoirs in Bajada del Palo Oeste concession (+1.1 MMbbl); the extension of the economic life of conventional reservoirs in Bajada del Palo Oeste concession due to the development of Vaca Muerta unconventional reservoir in the concession (+0.9 MMbbl), and the effect of an increased performance in other concessions (+0.3 MMbbl).

The revisions of proved developed natural gas reserves are related to a lower performance of the gas wells in ELo Río Negro concession (-15.5 Bcf) and a lower performance of the gas wells of the conventional reservoirs in Bajada del Palo Oeste concession (-6.0 Bcf), which were partly offset by an extension in the economic life of conventional reservoirs in Bajada del Palo Oeste concession due to the development of the unconventional reservoir in Vaca Muerta (+4.1 Bcf). The performance revisions of undeveloped proved reserves are related to a greater standard well for the unconventional development of Vaca Muerta in Bajada del Palo Oeste concession due to the increased performance of two pads (eight wells) which production started in 2020 (+2.0 Bcf), and the effect of greater performance of the other areas (+1.6 Bcf).

Performance revisions of undeveloped proved reserves in Vaca Muerta unconventional reservoir in Bajada del Palo Oeste concession are related to increased performance of the standard well as compared to the pads drilled in 2020 for (+1.1 MMbbl). Other undeveloped proved reserves were revised due to the removal in the development plan of three well locations targeting Lotena conventional formation in Bajada del Palo Oeste concession (-8.3 Bcf); four wells in Charco del Palenque (-0.4 MMbbl and -0.5 Bcf); four wells in ELo Río Negro (-0.3 MMbbl and -3.0 Bcf); a well in Jagüel de los Machos (-0.1 MMbbl and -0.1 Bcf), and three wells in 25 de Mayo-Medanito SE (-0.3 MMbbl and -0.1 Bcf).

(3)

The extensions are related to the addition of proved developed acreage related to the drilling of an unproved pad (four wells) targeting Vaca Muerta unconventional reservoir in Bajada del Palo Oeste concession.

These extensions are related to 7 additional pads (26 wells) classified as proved undeveloped due to the successful preformation in Vaca Muerta unconventional reservoir in Bajada del Palo Oeste concession.

(4)	Purchases related to the acquisition of additional interests in Coirón Amargo Norte concession (from 55.0% to 96.8%).
(5)	Considering Vista Argentina’s production.
(6)	Natural gas consumption stood at 13.5% as of December 31, 2020.

Mexico	Crude oil (1)	Natural Gas	Natural Gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2019	0.2	0.8	0.1
Increase (decrease) attributable to:
Review of prior estimates (2)	—	0.1	—
Production for the year (3)	—	(0.2)	—

Reserves as of December 31, 2020	0.2	0.7	0.1

(1)	It refers to crude oil, condensate, and LNG.
(2)

The performance revisions of proved developed oil and condensate reserves are related to an enhanced performance of CS-01 and A-10 areas. The performance revisions of proved developed natural gas reserves are related to an enhanced performance of CS-01 area.

(3)	Considering Vista Holding II’s output.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table shows the reconciliation of the Company’s reserve data between December 31, 2020, and December 31,

2021:

Argentina	Crude oil (1)	Natural Gas (6)	Natural Gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2020	99.4	160.0	28.4
Increase (decrease) attributable to:
Review of prior estimates (2)	3.8	(5.4)	(0.9)
Extensions and discoveries (3)	53.5	53.7	9.6
Purchases of onsite proved reserves (4)	(2.2)	(1.9)	(0.3)
Production for the year (5)	(11.2)	(16.2)	(2.9)

Reserves as of December 31, 2021	143.3	190.2	33.9

(1)	It refers to crude oil, condensate, and LNG.
(2)

The changes due to revisions of prior estimates of total proved oil reserves (+3.8 MMbbl) are mainly related to an extension of the economic cap applicable to the different concessions (+3.3 MMbbl) due to increased prices of liquid hydrocarbon (from USD 41.97 per barrel to USD 54.99 per barrel of condensate and C5+, and from USD 19.16 per barrel to USD 26.87 per barrel of LPG) and an enhanced performance of Bajada del Palo Oeste unconventional wells (+2.6 MMbbl), partly offset by a lower performance of the base production of Bajada del Palo Oeste (-0.6 MMbbl), 25 de Mayo-Medanito (-0.6 MMbbl), ELo Río Negro (-0.5 MMbbl) and Coirón Amargo Norte (-0.4 MMbbl) conventional wells.

The changes due to revisions of prior estimates of proved natural gas reserves (-5.4 bcf) are mainly related to the revision of the type curve of proved undeveloped reserves in Lotena formation (-4.9 Bcf) after profit (loss) from drilling wells in 2021; a lower performance of Borde Montuoso conventional wells in Bajada del Palo Oeste (-4.0 Bcf); of Charco Bayo gas wells in ELo Río Negro (-2.3 Bcf) concession; the lower performance of the new dry gas well drilled in 2021 in Bajada del Palo Oeste concession (-1.8 bcf), and a change in the development plan in gas reservoirs in conventional fields (-1.1 bcf), partly offset by an enhanced performance of Bajada del Palo Oeste unconventional wells (+2.9 Bcf) and an extension of the economic cap applicable to the different concessions (+5.8 bcf) due to higher commercial gas prices (from USD 2.81 per cubic feet to USD 3.92 per cubic feet).

(3)

The changes in total proved reserves due to the extension and discovery of oil (+53.5 MMbbl) and natural gas (+53.7 bcf) are mainly related to the extension of proved undeveloped acreage thanks to the addition of 11 (eleven) pads (44 wells) classified as proved undeveloped due to the successful drilling in Vaca Muerta unconventional formation in Bajada del Palo Oeste concession (46.2 MMbbl and 46.5 bcf) and to the extension of proved developed acreage related to the drilling of 2 (two) unproved pads (8 (eight) wells related to PAD 35 and PAD 44) in Vaca Muerta unconventional formation in Bajada del Palo Oeste concession under the farmout agreement with Trafigura (7.3 MMbbl and 7.2 bcf).

(4)

The changes due to purchases/sales of oil (-2.2 MMbbl) and natural gas (-1.9 bcf) reserves are related to the sale of the interest (10%) in CASO (-1.4 MMbbl of oil and -1.0 Bcf of natural gas) and the farmout agreement mentioned in note 1.2 related to PAD 12 (4 wells) in Vaca Muerta unconventional formation in Bajada del Palo Oeste concession (-0.9 MMbbl of oil and -0.9 Bcf of natural gas), partly offset by the acquisition of the 50% interest in Aguada Federal concession (+0.1 MMbbl of oil).

(5)	Considering Vista Argentina’s output.
(6)	Natural gas consumption stood at 12.9% as of December 31, 2021.

Mexico	Crude oil (1)	Natural Gas	Natural Gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2020	0.2	0.7	0.1
Increase (decrease) attributable to:
Review of prior estimates (2)	1.5	3.0	0.5
Extensions and discoveries (3)	1.7	2.4	0.4
Production for the year (4)	(0.1)	—	—

Reserves as of December 31, 2021	3.3	6.2	1.1

(1)	It refers to crude oil, condensate, and LNG.
(2)	The revisions of proved developed oil, condensate and natural gas reserves are related to the development plan approved by the CNH, as well as the drilling and completion of Vernet-1001 wells.
(3)

The changes in total proved reserves due to the extension and discovery of oil (+1.7 MMbbl) and natural gas (+3.0 bcf) are mainly related to the transfer of assets in Mexico, whereby Company increased its equity to 100% in CS-01 area (see Note 1.4).

(4)	Considering Vista Holding II’s output.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Standardized measure of future discounted cash flow (net)

The following table describes estimated future cash flows from the future production of proved developed and undeveloped reserves of crude oil, condensate, LNG and natural gas. As established by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (“ASC”) relating to Extractive Activities—Oil and Gas (formerly SFAS No. 69 Disclosures about Oil and Gas Producing Activities), these cash flows were estimated using the twelve-month average of the first day-of-the-month benchmark prices as adjusted for location and quality differentials and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation facilities and abandonment costs. These future development costs were estimated based on VISTA assessments. Future income tax was calculated by applying the statutory tax rates effective in Argentina in each period.

This standardized measure is not intended to be, and should not be, interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to provide standardized data to help the users of the financial statements to compare different companies and make certain projections. This information does not include, among others, the effect of future changes in price costs and tax rates, which past experience shows that they are likely to occur, and the effect of the future cash flows of reserves that have not been classified as proved reserves yet, of a discount factor that best represents the value of money over time and of the risks inherent in oil and gas production. These future changes may have a major impact on future net cash flows disclosed below. Therefore, this information does not necessarily show the Company’s perception on future discounted cash flow, net, of the hydrocarbon reserve.

	As of December 31, 2021 (1)	As of December 31, 2020 (1)
Future cash flows	8,506	4,533
Future production costs	(2,638)	(1,921)
Future development and abandonment costs	(1,294)	(788)
Future income tax	(1,432)	(418)

Undiscounted future net cash flows	3,142	1,406
10% annual discount	(1,630)	(668)

Standardized measure of discounted future net cash flows(2)	1,512	738

(1)	Amounts expressed in millions of US Dollars (“MM US”).
(2)

The standardized measure of future discounted cash flow (net) is related to the estimated value of reserves in Argentina. The table does not include the estimated value of the reserves in Mexico’s areas (24,4 MM US and 1,2 MM US as of December 31, 2021 and 2020, respectively).

Changes in the standardized measure of future discounted cash flow (net)

The following table shows the changes in the standardized measure of future discounted cash flow, net, for the years ended December 31, 2021, and 2020:

	Year ended December 31, 2021 (1)	Year ended December 31, 2020 (1)
Standardized measure of future discounted cash flow, net, at beginning of year	738	775
Net changes in selling prices and production costs related to future production (2)	783	(241)
Net changes in estimated future development costs (3)	28	(231)
Net changes from revisions of workload estimates (4)	44	20
Net changes from extensions, discoveries and improvements (5)	1,006	362
Cumulative discount	116	118
Net changes from on-site purchases and sales of minerals (6)	(40)	2
Sales of crude oil, LNG and natural gas produced, net of production costs	(429)	127
Estimated development costs previously incurred	(263)	(206)
Net changes in income tax (7)	(471)	12

Changes in the standardized measure of future discounted cash flow for the year	774	(37)

Standardized measure of future discounted cash flow at end of year	1,512	738

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(1)	Amounts expressed in millions of US Dollars.
(2)

For the year ended December 31, 2021, mainly affected by an increase in the prices of oil, condensate, gas and LPG, which increased from US 41.97 per barrel to US 54.99 per barrel of oil, condensate and C5+; from US 19.16 per barrel to US 26.87 per barrel of LPG, and from US 2.81 per cubic feet to US 3.92 per cubic feet of commercial gas. Also, for the year ended December 31, 2020, mainly affected by a decrease in effective oil prices, which fell from 55.9 US/bbl as of December 31, 2019, to 42.0 US/bbl as of December 31, 2020, partly offset by a 13.9% reduction in average production-related costs.

(3)	For the years ended December 31, 2021, and December 31, 2020, related to revisions of development costs in Bajada del Palo Oeste unconventional area.
(4)

For the year ended December 31, 2021, mainly affected by the extension of the economic caps of assets due to the increase in oil, condensate, gas and LPG prices, which increased from US 41.97 per barrel to US 54.99 per barrel of oil, condensate and C5+; from US 19.16 per barrel to US 26.87 per barrel of LPG, and from US 2.81 per cubic feet to US 3.92 per cubic feet of commercial gas, partly offset by a greater decline in certain conventional gas assets. Also, for the year ended December 31, 2020, related to an enhanced performance of drilled wells in Bajada del Palo Oeste in Vaca Muerta unconventional formation above the estimated type well.

(5)

For the year ended December 31, 2021, mainly related to the extension of the proved area due to the addition of 44 proved undeveloped wells from the drilling activity conducted in Bajada del Palo Oeste area in Vaca Muerta formation with positive outcomes. For the year ended December 31, 2020, due to the addition of proved reserves in unconventional Bajada del Palo Oeste, and the beginning of the development of Vaca Muerta formation in Bajada del Palo Oeste.

(6)

For the year ended December 31, 2021, related to the farmout agreement whereby Trafigura was granted a 20% interest in certain Bajada del Palo Oeste wells in Vaca Muerta formation (see note 1.2), and the sale of the 10% interest in CASO concession (see note 1.3). For the year ended December 31, 2020, related to the increase in the interest in Coirón Amargo Norte area (see Note 32).

(7)

For the year ended December 31, 2021, the changes are caused by the rise in income tax due to higher revenue mainly expected from the extensions and increases in hydrocarbon prices. For the year ended December 31, 2020, due to decreasing/increasing expected cash inflows and changes in the income rate applicable to Argentine companies (see Note 33.1).

Note 36. Subsequent events

The Company assessed events subsequent to December 31, 2021, to determine the need of a potential recognition or disclosure in these consolidated financial statements. The Company assessed such events through March 15, 2022, date in which these financial statements were made available for issue.

•	On January 3 and 20, 2022 Vista Argentina paid principal and interest for a total amount of 50,600 corresponding to Syndicated Loan.

•

On January 3, 2022, Vista Argentina signed a collateralized loan agreement with Banco Santander International for an amount of 13,500; at an annual fixed interest rate of 2.45% and expiration date as of January 4, 2027.

•	On January 4, 2022 Vista Argentina paid interest for an amount of 198 corresponding to loan agreement signed with Banco Santander International in July 2021.

•	On January 14, 2022, Vista Argentina signed a loan Agreement with ConocoPhillips BV for an amount of 25,000; at an annual rate LIBOR + 2%, and expiration date as of September 16, 2026.

•

On January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired a 50% operated working interest in the Aguada Federal and Bandurria Norte concessions (“the Assets”), from Wintershall. Vista has agreed to pay a purchase price of 140,000, of which 90,000 was payable on the date of the transaction, and the remaining 50,000 will be payable in 8 (eight) equal quarterly instalments starting April 2022. Additionally, the transaction effectively cancels the carry consideration of 77,000 the Company had assumed on September 16, 2021, mentioned in Note 1.5.

Through the Transaction, Vista acquires 25,231 net acres, increasing its total acreage in Vaca Muerta to 183,084 acres; and also add up to 150 new well locations to its Vaca Muerta portfolio, totaling up to 850 identified new well locations.

The effective date of the Transaction is January 1, 2022. However, the final closing shall take place upon the issuance of a decree by the Province of Neuquén approving the assignment of the Assets to Vista.

•	On January 20 and 21, 2022 Vista Argentina paid principal and interest for a total amount of 892 corresponding to loan agreement signed with Banco Santander International in January, 2021.

•	On January 31, 2022 Vista Argentina paid principal and interest for a total amount of 1,788 corresponding to loan agreement signed with Banco BBVA Argentina S.A.

•

On February 7, 2022 Vista Argentina paid interest for a total amount of 1,071 corresponding to ON II. Likewise, Vista Argentina completely canceled ON IV for an amount in Argentine pesos equivalent to 7,495.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

•	On February 21, 2022 Vista Argentina paid interest for a total amount of 882 corresponding to ON III.

•	On March 2, 2022 Vista Argentina paid interest for a total amount of 3,053 corresponding to ON XI and ON XII.

•	On March 4, 2022 Vista Argentina paid interest for a total amount of 80 corresponding to ON VI.

•	On March 10, 2022 Vista Argentina paid interest for a total amount of 724 corresponding to ON VII and ON VIII.

There are no other events or transactions between the closing date and the date of issuance of these consolidated financial statements that could significantly affect the Company’s financial position or profit or loss.